7/2

02042403

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beijing Enterprises Holdings Ltd

*CURRENT ADDRESS

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34642 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/5/02

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED



ANNUAL REPORT 2001

STRONG RECURRENT EARNINGS BASE

VALUE-ADDED MANAGEMENT CULTURE

CONTINUOUS PROFIT GROWTH

STRICT AND TRANSPARENT CORPORATE GOVERNANCE

SUSTAINABLE LEADERSHIP IN OUR STRATEGIC SECTORS

Contents

Registered Office

34/F, West Tower, Shun Tak Centre,
168–200 Connaught Road Central,
Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Internet Address

http://www.behl.com.hk

Executive Directors

Mr. Hu Zhao Guang (Chairman)
Mr. Yi Xi Qun (Vice Chairman)
Mr. Xiong Da Xin
(Executive Vice Chairman and President)
Mr. Bai Jin Rong (Executive Vice President)
Mr. Liu Kai (Vice President)
Mr. Xing Chun Hua
Mr. Zheng Wan He
Mr. Wei En Hong
Mr. Li Fu Cheng
Mr. Bi Yu Xi
Mr. Li Man
Mr. Li Zhong Gen

Independent Non-executive Directors

Mr. Lau Hon Chuen, Ambrose
Mr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang

Non-executive Director

Mr. Fang Fang

Company Secretary

Mr. Tam Chun Fai *CFA AHKSA*

Auditors

Ernst & Young

Legal Advisers

as to Hong Kong law:
Johnson Stokes & Master

as to PRC law:
Haiwen & Partners

Principal Bankers

In Hong Kong:
Bank of China, (Hong Kong) Limited
Bank of Communications, Hong Kong Branch
BNP Paribas
China Construction Bank, Hong Kong Branch
Industrial and Commercial Bank of China (Asia) Ltd.
Rabobank, Hong Kong Branch
Société Generale Asia Limited
The Sumitomo Bank Ltd.

In the PRC:
Agricultural Bank of China
Bank of China
China Construction Bank
Guangdong Development Bank
The Industrial and Commercial Bank of China

Share Registrars

Tengis Limited
4/F Hutchison House,
10 Harcourt Road,
Central, Hong Kong

Corporate Structure

The Group is currently engaged in four major sectors of business: consumer goods, infrastructure, tourism and retail services and technology.

Infrastructure sector includes management and operation of the Capital Airport Expressway and the operation concession of a water treatment plant.

Consumer goods sector includes manufacture, distribution and sale of beer, wine, dairy products and processed meat and seafood products.

Tourism and retail services sector includes provision of tourism, retail and hotel services.

Technology sector is mainly represented by the Group's 53.93% interest in Beijing Development (Hong Kong) Limited, 80% interest in Beijing Enterprises Holdings High-Tech Development Co., Ltd. and 40% interest in BISC which is a joint venture with Siemens AG producing switching system. The Group has also started several technology related projects such as Smart-card, GPS, magnetic suspension train and biotech engineering etc.


Beijing Holdings Limited
Other entities, most of which are under the control of the Beijing Municipal Government
50.37%
49.63%
Beijing Enterprises Investments Limited
61.69%
Beijing Enterprises Holdings Limited
38.31%
Public Investors
96%
Capital Airport Expressway
55.45%
Yanjing Brewery γ
50.5%
Jianguo Hotel
53.93%
Beijing Development (Hong Kong) Limited #
100%
Water Treatment Plant
51%
Winery
75%
Badaling Great Wall
80%
Beijing Enterprises High-Tech Development Co.
95%
Western Food
75%
Long Qing Xia Tourism
40%
Beijing International Switching System Co.
74.77%
Sanyuan Food
50.13%
Wangfujing Department Store*
varies
New Technology Initiatives
50%
Beijing McDonald's
Guangdong McDonald's
50%
Infrastructure Investments
Consumer Goods
Tourism & Retail Services
Technology

* *Separately listed on the Shanghai Stock Exchange*

γ *Separately listed on the Shenzhen Stock Exchange*

\# *Separately listed on The Stock Exchange of Hong Kong Limited*

Financial Highlights

- Turnover for the year amounted to HK$6.2 billion, representing an increase of 19% over last year.
- Profit from operating activities for the year amounted to HK$943 million, representing an increase of 14% over last year.
- Net profit attributable to shareholders for the year amounted to HK$578 million, representing an increase of 10% over last year.
- Earnings per share amounted to HK$0.93, representing an increase of 10% over last year.
- A final dividend of HK18 cents per share is proposed for 2001.

Financial Position	**2001 year end HK$m**	2000 year end HK$m (Restated)
Cash	**4,072**	3,756
Short-term loans	**2,856**	2,457
Long-term loans	**1,837**	1,910
Minority interests	**3,174**	2,783
Shareholders' equity	**7,105**	6,601
Net debt	**(621)**	(611)

Financial Ratio		
Return on net assets	**8.1%**	7.9%
Net debt equity ratio	**8.8%**	9.3%

Turnover (HK$'000)


6,227,282
5,212,882
3,823,713
3,054,794
3,370,694
3,396,578
1996
1997
1998
1999
2000
2001

Net Profit Attributable to Shareholders (HK$'000)


577,528
524,995
484,283
474,502
443,408*
267,984
1996†
1997†
1998†
1999†
2000†
2001

† *Restated*

* *Net profit attributable to shareholders excluded interest earned on subscription monies, gain on deemed disposed of a subsidiary and refunds of value-added tax and business tax of an associate.*

Net Assets (HK$'000)


7,104,628
6,600,988
6,293,902
6,031,102
5,746,145
1,653,594
1996†
1997†
1998†
1999†
2000†
2001

† *Restated*

Chairman's Statement



I am pleased to announce that Beijing Enterprises Holdings Limited (the "Company") recorded profit growth for a consecutive four years period. Consolidated turnover rose 19% to HK$6.2 billion. Net profit attributable to shareholders increased 10%, the first double digit growth since the initial public offering in 1997, to HK$578 million. Earnings per share increased by same extent to HK$0.93.

China's accession to the World Trade Organisation and Beijing's winning bid for the 2008 Olympiad entwined the strong driving momentum for the economic development of China as a whole and Beijing in particular.

The "Olympic" economy represents tremendous untapped business opportunities to the Company. Firstly, the Company, with the close backing of the Beijing Municipal Government, has unique background and advantages to complement the Government's undertaking of the Olympic projects. On the other hand, our principal business segments are in the industries that will benefit directly from the Olympic economy.

We have initially laid a basic foundation in the investments of Olympic-concept projects in areas of infrastructure, environmental protection, advanced technology and tourism.

As to environmental protection projects, we have invested in geothermal-related project as well as float glass project, which fulfill the requirements of the Olympic Planning in harnessing environmental pollution and developing new sources of energy. In the advanced technology area, our investments include GPS and Smart Card project which enhance the establishment of an intelligent traffic signaling and coordination system and a modernised transport management network information system. Further, we are now in the establishment of the flagship of biotech engineering and new medicines. As regards infrastructure projects, we have invested in projects engaging in the laying of optical fibres for the Zhongguancun neighbourhood, as well as the magnetic suspension train projects. For tourism-related projects, our active pursuit of asset reorganisation of the tourism segment is to better capitalise opportunities brought by the Olympiad. These show the Company's efforts in laying foundation and development orientation amidst the Olympic economy.

The Company's strategies for the coming five years are development strategies, technology strategies and restructuring strategies.

Development strategies denote proactive and gradual development of existing businesses with a view to further enhance its standards, stable growth in profitability and new metamorphosis in corporate outlook.

Technology strategies are focusing in information technology as well as biotech engineering and new medicines, expanding investment weighting in high-tech arenas, exploring channels of investments and operation modes in actively achieving commercialisation, the breakthrough of which is to accelerate the building up of its two high technology industry flagships of information technology as well as biotech engineering and new medicines.

As regards restructuring strategies, we have strengthened the capital market operation during 2001. The tourism business segment sees a much smoother progress in the asset reorganisation exercise. Completion of the restructuring exercises will be beneficial for capitalising the tremendous business opportunities brought about by Beijing's winning bid of the Olympiad. Preparation for the listing of Sanyuan A Shares is underway as scheduled.

In a word, we are very optimistic about the prospects of the Company in 2002. With the support of the Beijing Municipal Government, we will continue to benefit from all unique role in both Beijing and Hong Kong, we will uphold the active and healthy development strategy and adhere to the corporate philosophy of innovation. Leveraging on the rapid economic development of China and Beijing and the trend of the Olympic economy, we will continue to explore new profit growth points and to expand rooms for further growth. So as to fulfill our pledge to the market and the shareholders.

Finally, we would like to thank our colleagues of the board and the staff for their dedication and continuing support over the past year.

胡昭廣

Chairman

Hong Kong
10 April 2002

BUSINESS OVERVIEW

The Group achieved remarkable growth in performance during 2001. Consolidated turnover and profit attributable to shareholders of the Company amounted to HK$6.2 billion and HK$578 million respectively, up 19% and 10% respectively, over 2000. This is the first time since the Company's listing in 1997 that it has achieved a double-digit growth in earnings. The four principal business divisions of the Group have recorded satisfactory growth in 2001.



(1) Infrastructure

Capital Airport Expressway

Traffic volume continued to register steady growth in 2001 to 29.50 million vehicles, an increase of 13% over last year. Net turnover and profit after tax of Capital Airport Expressway amounted to HK$315 million and HK$170 million, respectively, representing substantial increases of 16% and 16%, respectively, over 2000. The average utilisation rate in 2001 was approximately 72%. With China's accession to the World Trade Organisation, it is expected that Beijing's growing business activities will generate a fresh impetus to traffic volume. Beijing's winning bid for the 2008 Olympiad will also herald arrivals of tourists with further increases in traffic volume in the next few years.



Water Treatment Concession

Net profit for 2001 was HK$145 million. The Group received guaranteed cash income on a regular basis from the Beijing Water Bureau.



(2) Consumer goods

Beer

The development strategies of Yanjing Brewery in 2001 were to strengthen sales efforts, to focus in developing certain nationwide key markets with Beijing beer market under its control as well as to upgrade product quality. External mergers and acquisitions have also generated desired effects of enlightening growths in sales and net turnover by 45% and 33% respectively over 2000 to 1.66 million tons and HK$2 billion respectively. Net profit of the beer division was HK$190 million.

Looking ahead, Yanjing Brewery's strategies will be to solidify its market leadership position in brandname and sales volume as well as exert greater controls over costs and enhance overall efficiency.



Dairy product and fast food business

Having undergone product mix adjustments and improvised management, the economic indicators of Sanyuan Foods showed considerable growth over 2000. Its net turnover and profit after tax amounted to HK$950 million and HK$66.40 million respectively, denoting respective growths of 43% and 28% when compared to 2000. The newly acquired Beijing Kraft Food Corporation Ltd. and Guangdong McDonald's turned around in 2001.



Beijing McDonald's achieved substantial growth in earnings through economy of scale. As at the end of 2001, Beijing and Guangdong McDonald's operated a total of 135 restaurants.

Sanyuan Foods has submitted a formal application to the China Securities Regulatory Commission for an initial public offering of its shares on the A Share Market of the Shanghai Stock Exchange. Proceeds from the share offer will be used for expanding production facilities and sales network of Sanyuan Foods with an aim to become the market leader amongst the national dairy producers.


DRY RED
WINE

Winery

Net turnover and profit after tax of Shunxing Winery and Fengshou Winery declined against last year due to product mix adjustments in 2001.

(3) Tourism and Retail Services

Retailing services



Due to the completion of its asset restructure in 2001, the operating results of Wangfujing Department Store Group ("Wangfujing") saw significant turnarounds with initial successes in the chain store development strategy, leading to profits in every store. Net turnover and profit after tax for 2001 were HK$2 billion and HK$38.17 million respectively, a reversal from loss to profit.


JIANGUO HOTEL

Hotel services

As a result of the fierce market competition amongst hotels in Beijing, the operation of Jianguo Hotel encountered unprecedented difficulties with the average occupancy rate and the average room rates declined slightly over last year to 74.5% and HK$549 respectively. Turnover of its catering business was severely hampered by traffic controls during the first half of the year. Net turnover and profit after tax of Jianguo Hotel for the year decreased by 10% and 38% respectively to HK$108 million and HK$10.13 million.

Tourism services



In 2001, the number of visitors to Badaling Great Wall totalled 3.67 million, on par with last year. An increase in admission fees causes an obvious increases in total income. The operation of the Badaling Hot Spring Resort remained difficult with declining occupancy rates and flat average room rates. However, combined net turnover and profit after tax of Badaling Tourism surged by 25% and 17% respectively to HK$154 million and HK$12.31 million respectively.

The number of visitors to Longqingxia increased by 11% to 646,793 in 2001 with a likewise increase in net turnover by 8% to HK$35.73 million. Profit after tax reduced by HK$1.93 million to HK$2.57 million due to additional expenses on sales and promotion.




血脂康 Xuezhikang
血脂

(4) Technology

Beijing International Switching System Company ("BISC") (an associated company)

Competition within the domestic switching system market in 2001 was still fierce. Through deploying methods in market expansion devised by different levels of management as well as adopting more effective and flexible sales strategies, BISC pitched a sales record of 11.76 million ports. Net turnover and profit after tax of BISC grew at 30% and 12% respectively over last year to HK$3.8 billion and HK$408 million respectively. During the year, it had tightened up its collections of accounts receivable so that changes in their receivable balances and aging were favourable.

Other technology businesses

北京發展(香港)有限公司
Beijing Development (Hong Kong) Limited

As the information technology flagship of the Company, Beijing Development (Hong Kong) Limited has achieved considerable progress. The ISP (internet service provider) and broadband infrastructure constructor business of Beijing Teletron has become profitable. Having undergone a number of restructuring and development, earnings of other technology business investments of the Company also grew over last year.

CAPITALISATION AND FINANCIAL POSITION

Shareholders' equity increased to approximately to HK$7.1 billion while minority interests increased to approximately HK$3.2 billion as at the year end date. At 31 December 2001, the cash and borrowings of the Group amounted to approximately HK$4 billion and HK$4.7 billion, respectively. Net debt to equity ratio was 8.8%. The Group's foreign currency borrowings were fully hedged by equivalent amount of Hong Kong dollar and US dollar deposits.

EXECUTIVE DIRECTORS

HU Zhao Guang, aged 63, is the chairman of the Company and Beijing Holdings Limited ("BHL"), the parent company of the Company. He graduated from Tsinghua University in the PRC in 1964 and completed a management course in Sweden. He is also an adjunct professor of the Tsinghua University. From Feburary 1993 to January 1998, he served as a Vice Mayor of the Beijing Municipal Government, responsible for new science and technology development and education. From 1988 to 1993, he served as the director of Beijing New Technology Development Zone and chief executive of Beijing Haidian District Government. Mr. Hu has over 31 years' experience in economics, finance and management. Mr. Hu joined the Group in April 1997.

YI Xi Qun, aged 55, is the vice chairman of the Company and vice chairman and general manager of BHL. He graduated from Beijing Chemical Institute in 1975 and later obtained a postgraduate degree in economics and management engineering at Tsinghua University. From 1986 to 1987, Mr. Yi was in charge of the Beijing Municipal Government Economic Structure Reform Committee and from 1987 to 1991, he served as the chief executive officer of Xicheng District of Beijing. Since 1991, Mr. Yi has been an assistant to the Mayor of Beijing as well as Director of the Economic and Foreign Trade Commission of Beijing Municipality and the Management Committee of the Beijing Economic and Technology Development Zone. Mr. Yi has in-depth knowledge and wealth of experience in macroeconomic and microeconomic management. He joined the Group in December 1999.

XIONG Da Xin, aged 52, is the executive vice chairman and president of the Company. He graduated from the Economics Faculty of Capital Trade and Economics University in 1982, and was awarded with the honor of Senior Economist. From May 1994 to February 2000, he served as a deputy secretary general of the Beijing Municipal Government, responsible for coordinating the financial and comprehensive economic affairs of Beijing. Meanwhile, from 1994 to 1998, he served as the director of the Legal System Office of the Beijing Municipality, and from 1998 to February 2000, he also served as the director of the General Office of the Beijing Municipal Government. From 1989 to 1992, Mr. Xiong served as the deputy executive officer of the Shijing Shan District of Beijing; from 1992 to 1994, he served as the deputy director of the Commercial Commission of the Beijing Municipality. Mr. Xiong has over 20 years' experience in economics and management. Mr. Xiong joined the Group in February 2000.

BAI Jin Rong, aged 52, is the executive director and executive vice president of the Company and BHL. He graduated from Beijing Normal University in 1985. From 1992 to 1997, he served as a Deputy Director of Beijing Economic Structure Reforms Committee. From 1983 to 1992, he held the posts of deputy director and director of the Policy Research Office of Beijing Chemical Industry Group. Mr. Bai has over 27 years' experience in economics, finance and enterprise management. Mr. Bai joined the Group in April 1997.

LIU Kai, aged 48, is the executive director and vice president of the Company. Mr. Liu is responsible for the general management of Beijing Enterprises Holdings Investment Management Co., Ltd. He graduated from Tsinghua University with a bachelor degree in mechanical engineering in 1979, and later obtained a postgraduate degree in domestic economics and management at State Administration Institute. Prior to joining the Company, Mr. Liu has served as a senior executive of Beijing Transportation Bereau and Beijing Transporation Corporation. Mr. Liu has over 22 years' experience in economics and management. Mr. Liu joined the Group in January 2001.

XING Chun Hua, aged 67, is the executive director of the Company. He graduated from the People' University of China in 1964. Since 1984, he has served as deputy general manager and then general manager of San Yuan Group Company. From 1982 to 1984, he held the post of chief executive of Fangshan County. Since 13 March 1997, he has been the chairman of Sanyuan Food. He has over 42 years' experience in economics, agriculture and enterprise management. Mr. Xing joined the Group in April 1997.

ZHENG Wan He, aged 50, is the executive director of the Company. He graduated from Beijing Economic Institute in 1983. Since November 1984, he has held the posts of deputy general manager of Beijing Wangfujing Department Store and later vice chairman and general manager of Wanfujing Group. He has over 12 years' experience in economics, retail business and enterprise management. Mr. Zheng is presently the vice chairman of China Youth Entrepreneurs Association and a committee member of China United Commerce Association. Mr. Zheng joined the Group in April 1997.

WEI En Hong, aged 65, is the executive director of the Company. He graduated from Beijing Posts and Telecommunications Institute in 1959. Since 1996, he has served as chairman of Beijing International Switching System Co. Ltd. From 1983 to 1996, he served as deputy executive of the Posts and Telecommunications Administrative Bureau in Heilongjiang Province in the PRC, and then as the chief executive of the Posts and Telecommunications Administrative Bureau in Hebei Province in the PRC. He has over 37 years' experience in the posts and telecommunications industry and in management. Mr. Wei joined the Group in April 1997.

LI Fu Cheng, aged 47, is the executive director of the Company. Since 1983, he has held the posts of deputy secretary and secretary of Yanjing Brewing Factory, and then the chairman and general manager of Yanjing Group. Mr. Li has over 22 years' experience in the brewing industry. Mr. Li joined the Group in April 1997.

BI Yu Xi, aged 53, is the executive director of the Company. Mr. Bi graduated from Beijing Agricultural University with a bachelor degree in Economics and Management, and was awarded with the honor of Senior Economist. Prior to joining the Company, Mr. Bi served as the deputy chief executive of Beijing Transporation Bureau. He is currently the president of Beijing Capital Expressway Development Co., Ltd. Mr. Bi has over 34 years' experience in highway construction and management. Mr. Bi joined the Group in August 2000.

LI Man, aged 44, is the executive director of the Company. Mr. Li obtained his bachelor degrees of Philosophy and Economics from Beijing Normal University and Beijing Polytechnic University respectively. Mr. Li served as Deputy Chief Executive of Beijing Yanqing County Administration Academy and Executive Deputy Principal of Beijing Science and Technology University, Yanqing County Branch since 1996. Mr. Li is presently the director of BTZA, the General Manager of Badaling Tourism Company and the General Manager of Badaling Tourism Development Company. He has indepth-knowlodge and experience in hotel management and tourism business. Mr. Li joined the Group in August 2001.

LI Zhong Gen, aged 50, is the executive director of the Company. He graduated from Beijing No. 2 Foreign Language Institute in 1977. Since October 1994, he served as the director and deputy general manager of Beijing Tourism Company Limited. Prior to that, from April 1987 to October 1994, he held the posts of general manager of Jianguo Hotel, director of State Asset Administration and deputy vice general manager of the Beijing Tourism Bureau, and general manager of Beijing Tourism Corporation and Beijing Hotel Management Company. Mr. Li has over 22 years' experience in finance, tourism development and hotel management. Mr. Li joined the Group in April 1997.

INDEPENDENT NON-EXECUTIVE DIRECTORS

LAU Hon Chuen, Ambrose, aged 54, holds a Bachelor of Laws degree from the University of London and is a Solicitor of the Supreme Court of Hong Kong, a China-Appointed Attesting Officer and a Notary Public. Mr. Lau is also a member of the Legislative Council, the National Committee of the Chinese People' Political Consultative Conference and the Selection Committee For the First Government of the Hong Kong Special Administrative Region ("HKSAR") and a Nonofficial Justice of the Peace. He was the President of the Law Society of Hong Kong from 1992 to 1993. Mr. Lau was a member of the Preparatory Committee for the HKSAR and the Provisional Legislature of Hong Kong. Mr. Lau joined the Group in April 1997.

Dr Leo Tung-Hai LEE, GBS, LLD, JP, aged 80, is the Chairman of Tung Tai Group of Companies and the director or non-executive director of several public listed companies in Hong Kong. He is a member of a number of public services committees and heads many social service organisations, including as an Adviser of the Advisory Board of the Tung Wah Group of Hospitals, Chairman of the Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of the China Overseas Friendship Association. Dr. Lee is a member of the Standing Committee of the National Committee of The Chinese People's Political Consultative Conference. He served as an Adviser on Hong Kong Affairs to Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Hong Kong Special Administrative Region Selection Committee. He has been honoured with awards by different governments, which include Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and, in 1999, Gold Bauhinia Star of the Hong Kong Special Administrative Region Government of the People's Republic of China. Dr. Lee has over 42 years of experience in business management.

WANG Xian Zhang, aged 60, graduated from the Northeast Finance & Economics University, China in 1965. He has been engaged in the insurance industry since 1970, and was Deputy General Manager of the People' Insurance Company of China ("PICC"), Dalian Branch and then General Manager of PICC, Liaoning Branch. From 1986 to 1995, he was Vice Chairman and Vice President of PICC. Since 1996, he has been Vice Chairman and Vice President of the People' Insurance Company of China (Group). In 1993, he set up China Insurance Group in Hong Kong. Since then he has been Vice Chairman and President of China Insurance H.K. (Holdings) Co. Ltd. Mr. Wang is also Chairman of the Ming An Insurance Co. (H.K.) Ltd., China Reinsurance Co. (H.K.) Ltd. and CIG-WH International (Holdings) Ltd. and Director of several financial institutions such as The Bank of China, The Ka Wah Bank Ltd. and Top Glory Insurance Co. (Bermuda) Ltd. Mr. Wang joined the Group in April 1997.

NON-EXECUTIVE DIRECTOR

FANG Fang, aged 36, is now the director of J.P. Morgan Securities Pte. Limited. Mr. Fang was previously the vice president of the Company, responsible for corporate finance, legal and corporate communications. He holds a bachelor's degree in management information system from Tsinghua University in the PRC and a MBA degree from Vanderbilt University in the U.S. Prior to joining the Company, he was an investment banker with Merrill Lynch & Co. and Seapower Financial Services Group in New York and Hong Kong, specialising in corporate finance and advisory services, where he gained extensive experience in restructuring and financing Chinese companies. Mr. Fang remained as a consultant to the Chairman of the Company.

SENIOR MANAGEMENT

DENG Qi, Charles, aged 48, is the vice president of the Company, responsible for corporate finance, legal and corporate communications. He graduated from Beijing Institute of Foreign Languages in 1977 and obtained a post graduated degree in management from University of Lausanne, Switzerland in 1983. He has over 17 years of experiences in banking, corporate finance, securities and business management. Prior to joining the Company, he was working with China International Trust and Investment Corporation, Indosuez Asia Limited, ING Bank, China Securities etc. Mr. Deng joined the Group in January 2001.

TAM Chun Fai, Jimmy, aged 40, is the financial controller and the company secretary of the Company. Mr. Tam graduated from the Hong Kong Polytechnic University with a bachelor of arts degree in accountancy and is a regular member of Chartered Financial Analyst ("CFA") and a member of Hong Kong Society of Accountants. Mr. Tam has over 12 years' experience in auditing and corporate advisory services with major international accounting firms. He was involved in flotation and audit work of a wide variety of businesses, including electronics, electrical appliances, athletic shoes manufacturing, banking, insurance, securities and property development. Mr. Tam joined the Group in April 1997.

MAO Xiang Dong, Peter, aged 34, is the chief technology officer of the Company. He is responsible for formulating corporate development strategies and assessing investments in high-technology sector. Dr. Mao completed his postdoctoral program of computer science and technology in Tsinghua University in the PRC after obtaining his doctoral degree in 1998. Dr. Mao has extensive experience in high-tech investments. He was in charge of a top government R&D project namely 863 National High-tech Research and Development Project for two years. During such period, he got involved in the research and development of digital information technology products. He is also a fellow member of IEEE. Dr. Mao joined the Group in January 2001.

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Details of the principal activities of the principal subsidiaries are set out in note 17 to the financial statements. Other than the acquisition of the business for the provision of telecommunications and information technology related services and products, there were no significant changes in the nature of the Group's principal activities during the year.

SEGMENT INFORMATION

An analysis of the Group's turnover and contribution to results by principal activity and geographical area of operations for the year ended 31 December 2001 is set out in note 4 to the financial statements.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2001 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 24 to 93.

An interim dividend of HK$0.10 per ordinary share was paid on 15 October 2001. The directors recommend the payment of a final dividend of HK$0.18 per ordinary share in respect of the year, to shareholders on the register of members on 13 June 2002. This recommendation has been incorporated in the financial statements as an allocation of retained profits within capital and reserves in the balance sheet. Further details of this accounting treatment are set out in note 12 to the financial statements.

SUMMARY FINANCIAL INFORMATION

A summary of the published results and of the assets and liabilities of the Group for the last five financial years, as extracted from the audited financial statements, and reclassified and restated as appropriate, is set out on page 94. This summary does not form part of the audited financial statements.

FIXED ASSETS AND INVESTMENT AND HOTEL PROPERTIES

Details of movements in the fixed assets and investment and hotel properties of the Company and the Group during the year are set out in note 14 to the financial statements. Further details of the Group's investment and hotel properties are set out on page 95.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 37 to the financial statements.

DISTRIBUTABLE RESERVES

At 31 December 2001, the Company's reserves available for distribution, calculated in accordance with the provisions of Section 79B of the Companies Ordinance, amounted to HK$824,805,000. In addition, the Company's share premium account, in the amount of HK$4,839,497,000, may be distributed in the form of fully paid bonus shares.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

In the year under review, sales to the Group's five largest customers and purchases from the Group's five largest suppliers accounted for less than 30% of the Group's turnover and purchases, respectively.

DIRECTORS

The directors of the Company during the year were:

Executive directors:

Mr. Hu Zhao Guang *(Chairman)*
Mr. Yi Xi Qun *(Vice Chairman)*
Mr. Xiong Da Xin *(Executive Vice Chairman and President)*
Mr. Bai Jin Rong *(Executive Vice President)*
Mr. Liu Kai *(Vice President)* (appointed on 15 January 2001)
Mr. Xing Chun Hua
Mr. Zheng Wan He
Mr. Wei En Hong
Mr. Li Fu Cheng
Mr. Bi Yu Xi
Mr. Li Man (appointed on 30 August 2001)
Mr. Li Zhong Gen
Mr. Qiao Yu (resigned on 30 August 2001)

Non-executive director:

Mr. Fang Fang

Independent non-executive directors:

Mr. Lau Hon Chuen, Ambrose
Mr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang

In accordance with articles 96 and 105(A) of the Company's articles of association, Messrs. Xing Chun Hua, Zheng Wan He, Wei En Hong, Li Fu Cheng, Li Man and Li Zhong Gen will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 12 to 15 of the annual report.

DIRECTORS' SERVICE CONTRACTS

Except for Mr. Liu Kai, all the remaining executive directors proposed for re-election at the forthcoming annual general meeting have service contracts with the Company, each with an unexpired period of 17 months as of 31 December 2001. Mr. Liu Kai has entered into a service contract with the Company for a period of three years commencing on 15 January 2001.

Save as disclosed above, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a beneficial interest in any material contract to which the Company, or any of its holding companies, subsidiaries or fellow subsidiaries was a party during the year.

DIRECTORS' INTERESTS IN SHARES

As at 31 December 2001, the interests of the directors and their associates in the issued share capital of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), were as follows:

Name of director	Name of associated corporation	Nature of interest	Number of shares held
Zheng Wan He	Beijing Wangfujing Department Store (Group) Co., Ltd.	Personal	45,738
Li Fu Cheng	Beijing Yanjing Brewery Company Limited	Personal	18,720

Save as disclosed above, none of the directors or their associates had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations, as defined in the SDI Ordinance, as recorded in the register required to be kept under Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Apart from as disclosed under the heading "Share option scheme" below, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The directors of the Company may, at their discretion, invite employees, including executive directors, of the Company and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options. The Scheme became effective on 16 May 1997 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme (the "Maximum Number") is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. No option may be granted to any one person which if exercised in full would result in the total number of ordinary shares of the Company issued and issuable to him/her under all the options previously granted to him/her and the said option exceeding 25% of the Maximum Number. At 31 December 2001, the number of shares issuable under share options granted under the Scheme was 19,950,000, which represented approximately 3.2% of the Company's shares in issue as at that date.

An option may not be transferred and is personal to the grantee and may be exercised or treated as exercised, as the case may be, in whole or in part.

The period during which an option may be exercised will be determined by the directors at their discretion, save that no option may be exercised later than 10 years after it has been granted. No option may be granted more than 10 years after the date of approval of the Scheme.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the nominal value of an ordinary share; and (ii) 80% of the average of the closing prices of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option.

The following share options were outstanding under the Scheme as at 31 December 2001:

		Number of options held			
		Note (a)		*Note (b)*	
		2001	2000	**2001**	2000
Directors:					
Mr. Hu Zhao Guang		**400,000**	400,000	**3,600,000**	3,600,000
Mr. Bai Jin Rong		**240,000**	240,000	**2,160,000**	2,160,000
Mr. Xing Chun Hua		**240,000**	240,000	**2,160,000**	2,160,000
Mr. Zheng Wan He		**200,000**	200,000	**1,800,000**	1,800,000
Mr. Wei En Hong		**200,000**	200,000	**1,800,000**	1,800,000
Mr. Li Fu Cheng		**200,000**	200,000	**1,800,000**	1,800,000
Mr. Qiao Yu	*Note (c)*	**—**	200,000	**—**	1,800,000
Mr. Li Zhong Gen		**200,000**	200,000	**1,800,000**	1,800,000
		1,680,000	1,880,000	**15,120,000**	16,920,000
Employees in aggregate	*Note (d)*	**320,000**	350,000	**2,830,000**	3,370,000
		2,000,000	2,230,000	**17,950,000**	20,290,000

SHARE OPTION SCHEME *(continued)*

Notes:

(a) These options were granted on 3 March 1998, at an exercise price per share of HK$17.03. The cash consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised at any time in the next 10 years commencing on 1 September 1998. No such options were exercised during the year.

(b) These options were granted on 23 June 1998 at an exercise price per share of HK$17.03. The consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised in 9 equal portions. The first portion is exercisable at any time commencing on 1 January 1999, and one additional portion becomes exercisable on 1 January in each of the following years. All of the options (to the extent not exercised) will become exercisable on 1 January 2007, and if not otherwise exercised, will lapse on 1 January 2009. No portion of these share options was exercised during the year.

(c) Owing to the resignation of Mr. Qiao Yu on 30 August 2001, a total of 2,000,000 share options granted to him on 3 March 1998 (200,000 share options) and 23 June 1998 (1,800,000 share options) lapsed on 30 August 2001.

(d) Owing to the resignation of certain employees during the year, a total of 570,000 share options granted to them on 3 March 1998 (30,000 share options) and 23 June 1998 (540,000 share options) lapsed during the year.

Summary details of the Scheme are also set out in note 36 to the financial statements.

In addition to the above, at 31 December 2001, the interests of the directors of the Company in options to subscribe for shares of Beijing Development (Hong Kong) Limited ("Beijing Development"), an indirectly owned subsidiary of the Company listed on the Stock Exchange, under the share option scheme of Beijing Development, were as follows:

Name of director	Number of options held
Mr. Xiong Da Xin	2,800,000
Mr. Bai Jin Rong	2,600,000

These options were granted on 19 June 2001 at an exercise price of HK$1.13 per option. The options may be exercised in 2 or 3 equal portions. The first portion is exercisable at any time commencing on 1 January 2002, and each further portion becomes exercisable on 1 January in each of the following years. All of the options, if not otherwise exercised, will lapse on 26 June 2006. No portion of these share options was exercised during the year.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or the balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

The directors do not consider it appropriate to disclose a theoretical value of the share options of Beijing Development granted during the year to the directors because a number of factors crucial for the valuation are subjective and uncertain. Accordingly, any valuation of the options based on various speculative assumptions would not be meaningful, and would be misleading.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2001, the following interests of 10% or more of the share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name	Number of shares held	Percentage of the Company's share capital
Modern Orient Limited	90,050,000	14.47
Beijing Enterprises Investments Limited *(Note a)*	384,000,000	61.69
Beijing Holdings Limited *(Note b)*	391,577,000	62.90

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by Beijing Enterprises Investments Limited. Accordingly, Beijing Enterprises Investments Limited is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited. Beijing Enterprises Investments Limited, the holding company of Modern Orient Limited, is held indirectly as to 50.37% by Beijing Holdings Limited. Accordingly, Beijing Holdings Limited is deemed to be interested in the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited.

Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

CONNECTED TRANSACTIONS

The connected transactions undertaken by the Group during the year are set out in note 43 to the financial statements.

The independent non-executive directors of the Company have reviewed and confirmed that these connected transactions entered into by the Group were (i) in the ordinary course of the Group's business either on normal commercial terms, or on terms that are fair and reasonable so far as the Company's shareholders are concerned; (ii) in accordance with the terms of the agreements governing the transactions; and (iii) within the prescribed limits as set out in the waiver letter in respect of connected transactions granted by the Stock Exchange.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 42 to the financial statements.

LOAN AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE OF THE CONTROLLING SHAREHOLDERS

In accordance with the disclosure requirements of Paragraph 3.7.1 of Practice Note 19 of The Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), the following disclosures are included in respect of the Company's syndicated loan facility, which contains covenants requiring performance obligations of the Company's holding companies.

In 2001, the Company obtained a five-year US$180 million syndicated loan facility. The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

1. If the beneficial interest in more than 50% of the entire issued share capital of the Company ceases to be owned by persons or entities controlled by the Beijing Municipal People's Government of China; or

2. If any of the Company's holding companies stops or suspends payments to its creditors generally, or is unable to or admits its inability to pay its debts as they fall due, or is declared or becomes bankrupt or insolvent.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the annual report except that the independent non-executive directors of the Company are not appointed for specific terms as required by Paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association.

AUDIT COMMITTEE

The Company has an audit committee which was established in accordance with the requirements of the Code, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises two independent non-executive directors of the Company.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD



Chairman

Hong Kong
10 April 2002

ERNST & YOUNG
安永會計師事務所

To the members
Beijing Enterprises Holdings Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 24 to 93 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Ernst & Young

Certified Public Accountants

Hong Kong
10 April 2002

Consolidated Profit and Loss Account

Year ended 31 December 2001

	Notes	2001 HK$'000	2000 HK$'000 *(Restated)*
TURNOVER	5	**6,227,282**	5,212,882
Cost of sales		**(4,416,035)**	(3,715,902)
Gross profit		**1,811,247**	1,496,980
Interest income		**140,606**	186,487
Other revenue and gains, net	5	**242,972**	233,101
Selling and distribution costs		**(486,602)**	(380,660)
Administrative expenses		**(651,469)**	(506,418)
Other operating expenses, net		**(114,342)**	(195,397)
Revaluation surplus/(deficit) on investment and hotel properties, net		**764**	(7,665)
PROFIT FROM OPERATING ACTIVITIES	6	**943,176**	826,428
Finance costs	7	**(251,416)**	(291,777)
Share of profits and losses of:			
Jointly-controlled entities		**7,980**	7,330
Associates		**201,471**	192,052
PROFIT BEFORE TAX		**901,211**	734,033
Tax	10	**(167,736)**	(146,191)
PROFIT BEFORE MINORITY INTERESTS		**733,475**	587,842
Minority interests		**(155,947)**	(62,847)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	11	**577,528**	524,995
DIVIDENDS	12		
Interim		**62,250**	62,250
Proposed final		**112,050**	93,375
		174,300	155,625
EARNINGS PER SHARE — Basic	13	**HK$0.93**	HK$0.84

Consolidated Statement of Recognised Gains and Losses

Year ended 31 December 2001

	Note	**2001 HK$'000**	2000 HK$'000 *(Restated)*
Exchange differences on translation of the financial statements of foreign entities:	37		
— current year/prior year, as previously reported		**(276)**	18,328
— effect of retrospective change in accounting policy		**—**	211
		(276)	18,539
Surplus/(deficit) on revaluation of hotel properties	37	**2,051**	(780)
Net gains not recognised in the profit and loss account		**1,775**	17,759
Net profit for the year attributable to shareholders:			
— current year/prior year, as previously reported		**577,528**	515,952
— effect of retrospective change in accounting policy		**—**	9,043
		577,528	524,995
Total recognised gains and losses		**579,303**	542,754
Goodwill eliminated directly against reserves	37	**—**	(79,693)
		579,303	463,061

Note on effect of prior year adjustment:

Total recognised gains and losses related to current year as stated above	**579,303**
Prior year adjustment given effect as to restatement of reserves:	
— brought forward at 1 January 2000	**58,533**
— for the year ended 31 December 2000	**9,254**
	67,787
Total recognised gains and losses since the last audited financial statements	**647,090**

Consolidated Balance Sheet

31 December 2001

	Notes	2001 HK$'000	2000 HK$'000 (Restated)
NON-CURRENT ASSETS			
Fixed assets	14	**6,981,751**	6,566,900
Intangible assets	15	**1,271,756**	1,325,395
Goodwill:	16		
Goodwill		**126,488**	—
Negative goodwill		**(46,348)**	—
Interests in jointly-controlled entities	18	**595,452**	296,578
Interests in associates	19	**592,841**	336,960
Properties under development	24	**141,303**	—
Long term trade receivables	26	**—**	10,257
Long term other receivables	27	**6,998**	13,998
Long term prepayments and deposits		**9,290**	23,195
Pledged bank balances and time deposits	20	**10,852**	8,905
Long term investments	21	**304,486**	295,975
		9,994,869	8,878,163
CURRENT ASSETS			
Short term investments	22	**44,820**	326,805
Properties held for sale	23	**596,219**	579,161
Properties under development	24	**—**	204,899
Inventories	25	**942,968**	695,363
Trade receivables	26	**492,980**	360,464
Taxes recoverable		**38,140**	33,606
Other receivables	27	**482,402**	477,302
Pledged bank balances and time deposits	20	**29,719**	60,596
Cash and cash equivalents	29	**4,031,709**	3,686,477
		6,658,957	6,424,673
CURRENT LIABILITIES			
Trade payables	30	**405,360**	319,376
Taxes payable	31	**194,615**	172,231
Other payables and accruals	32	**1,034,416**	1,025,367
Bank and other loans	33	**2,856,435**	2,457,205
		4,490,826	3,974,179
NET CURRENT ASSETS		**2,168,131**	2,450,494
TOTAL ASSETS LESS CURRENT LIABILITIES		**12,163,000**	11,328,657

31 December 2001

	Notes	**2001 HK$'000**	2000 HK$'000 *(Restated)*
NON-CURRENT LIABILITIES			
Bank and other loans	33	**1,837,413**	1,910,306
Other long term liabilities	34	**28,004**	27,652
Deferred tax	35	**18,558**	6,461
		1,883,975	1,944,419
MINORITY INTERESTS		**3,174,397**	2,783,250
		7,104,628	6,600,988
CAPITAL AND RESERVES			
Issued capital	36	**62,250**	62,250
Reserves	37	**6,930,328**	6,445,363
Proposed final dividend	12	**112,050**	93,375
		7,104,628	6,600,988

Hu Zhao Guang
Director

Xiong Da Xin
Director

Consolidated Cash Flow Statement

Year ended 31 December 2001

	Notes	2001 HK$'000	2000 HK$'000 (Restated)
NET CASH INFLOW FROM OPERATING ACTIVITIES	38(a)	**942,950**	1,519,944
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		**140,606**	186,487
Interest paid		**(251,821)**	(293,464)
Dividends received from associates		**164,448**	166,586
Dividends paid to minority shareholders		**(80,441)**	(21,548)
Dividends paid		**(155,625)**	(155,625)
Investment income received		**12,139**	29,236
Net cash outflow from returns on investments and servicing of finance		**(170,694)**	(88,328)
TAX			
Hong Kong profits tax paid		**(1,201)**	(1,965)
PRC income tax paid		**(94,218)**	(97,006)
Overseas income tax paid		**(1,687)**	—
Total taxes paid		**(97,106)**	(98,971)
INVESTING ACTIVITIES			
Purchases of fixed assets		**(575,392)**	(591,643)
Proceeds from disposal of fixed assets		**28,414**	8,784
Acquisition of subsidiaries	38(c)	**(13,720)**	(338,224)
Acquisition of minority interests		**(101,506)**	—
Acquisition of and increases in investments in jointly-controlled entities and associates		**(200,708)**	(134,874)
Net decrease/(increase) in amounts due from/to and loans to jointly-controlled entities and associates		**(160,625)**	159,302
Purchases of long term investments		**(45,765)**	(171,544)
Purchases of short term investments		**(51,578)**	(228,583)
Decrease/(increase) in time deposits with a maturity of more than three months when acquired		**(210,530)**	2,299,195
Decrease/(increase) in pledged bank balances and time deposits		**28,923**	(69,501)
Proceeds from disposal of long term investments		**47,427**	—
Proceeds from disposal of short term investments		**386,223**	45,414
Proceeds from partial disposal of a subsidiary		**89,739**	—
Cash outflow arising from disposal of subsidiaries	38(d)	**(31,265)**	—
Proceeds from disposal of a jointly-controlled entity		**92,780**	—
Net cash inflow/(outflow) from investing activities		**(717,583)**	978,326
NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING ACTIVITIES		**(42,433)**	2,310,971

Year ended 31 December 2001

	Notes	2001 HK$'000	2000 HK$'000 *(Restated)*
FINANCING ACTIVITIES	38(b)		
Capital contributions by minority shareholders		**47,693**	382,394
New loans		**4,503,929**	2,074,828
Repayment of loans		**(4,385,791)**	(2,371,592)
Net cash inflow from financing activities		**165,831**	85,630
INCREASE IN CASH AND CASH EQUIVALENTS		**123,398**	2,396,601
Cash and cash equivalents at beginning of year		**3,586,219**	1,185,181
Effect of foreign exchange rate changes, net		**(180)**	4,437
CASH AND CASH EQUIVALENTS AT END OF YEAR		**3,709,437**	3,586,219
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		**1,874,474**	1,439,670
Time deposits		**2,197,806**	2,316,308
Bank overdrafts		**(11,484)**	—
		4,060,796	3,755,978
Less: Pledged bank balances and time deposits		**(40,571)**	(69,501)
Time deposits with a maturity of more than three months when acquired		**(310,788)**	(100,258)
		3,709,437	3,586,219

Balance Sheet

31 December 2001

	Notes	2001 HK$'000	2000 HK$'000 (Restated)
NON-CURRENT ASSETS			
Fixed assets	14	**185,437**	188,539
Interests in subsidiaries	17	**5,818,455**	5,689,984
Interests in associates	19	**256,536**	113,473
Long term prepayments and deposits		**9,290**	—
Long term investments	21	**87,176**	92,176
		6,356,894	6,084,172
CURRENT ASSETS			
Short term investments	22	**29,645**	29,912
Trade receivables	26	**17,598**	10,625
Taxes recoverable		**3,289**	3,289
Other receivables	27	**13,020**	45,491
Cash and cash equivalents	29	**775,325**	503,712
		838,877	593,029
CURRENT LIABILITIES			
Taxes payable	31	**9,357**	9,357
Other payables and accruals	32	**58,022**	39,194
Bank and other loans	33	**—**	85,766
		67,379	134,317
NET CURRENT ASSETS		**771,498**	458,712
TOTAL ASSETS LESS CURRENT LIABILITIES		**7,128,392**	6,542,884
NON-CURRENT LIABILITIES			
Bank and other loans	33	**1,401,840**	1,013,025
		5,726,552	5,529,859
CAPITAL AND RESERVES			
Issued capital	36	**62,250**	62,250
Reserves	37	**5,552,252**	5,374,234
Proposed final dividend	12	**112,050**	93,375
		5,726,552	5,529,859

Hu Zhao Guang
Director

Xiong Da Xin
Director

1. CORPORATE INFORMATION

During the year, the Group was involved in the following principal activities:

- production, distribution and sale of consumer products including beer, dairy products and processed food products in Beijing and the surrounding region
- investment in transportation infrastructure, the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing
- provision of tourism services in Badaling Great Wall and Longqingxia
- provision of hotel services in Beijing
- provision of retail services in Beijing and certain other cities in the People's Republic of China (the "PRC")
- investment in commercial and residential properties in Beijing and Hong Kong
- operation of a water purification and treatment plant in Beijing
- property construction and development
- provision of telecommunications and information technology ("IT") related services and products

In the opinion of the directors, the ultimate holding company is Beijing Holdings Limited, which is incorporated in Hong Kong.

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

The following recently-issued and revised SSAPs and related Interpretations are effective for the first time for the current year's financial statements:

- SSAP 9 (Revised): "Events after the balance sheet date"
- SSAP 14 (Revised): "Leases"
- SSAP 17 (Revised): "Property, plant and equipment"
- SSAP 18 (Revised): "Revenue"
- SSAP 26: "Segment reporting"
- SSAP 28: "Provisions, contingent liabilities and contingent assets"
- SSAP 29: "Intangible assets"
- SSAP 30: "Business combinations"
- SSAP 31: "Impairment of assets"
- SSAP 32: "Consolidated financial statements and accounting for investments in subsidiaries"
- Interpretation 12: "Business combinations — subsequent adjustment of fair values and goodwill initially reported"
- Interpretation 13: "Goodwill — continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves"

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs") *(continued)*

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of adopting these SSAPs and Interpretations are summarised as follows:

SSAP 9 (Revised) prescribes which type of events occurring after the balance sheet date require adjustment to the financial statements, and which require disclosure, but no adjustment. Its principal impact on these financial statements is that the proposed final dividend which is not declared and approved until after the balance sheet date, is no longer recognised as a liability at the balance sheet date, but is disclosed as an allocation of retained profits on a separate line within the capital and reserves section of the balance sheet. The prior year adjustment arising from the adoption of this revised SSAP is detailed in note 12 to the financial statements.

SSAP 14 (Revised) prescribes the basis for lessor and lessee accounting for finance and operating leases, and the required disclosures in respect thereof. Certain amendments have been made to the previous accounting measurement treatments, which may be accounted for retrospectively or prospectively, in accordance with the requirements of the SSAP. The revised SSAP requirements have not had a material effect on the amounts previously recorded in the financial statements, therefore no prior year adjustment has been required. The disclosure changes under this SSAP have resulted in changes to the detailed information disclosed for operating leases, which are further detailed in note 40 to the financial statements.

SSAP 17 (Revised) prescribed the recognition and measurement criteria for the cost of a major inspection or overhaul of an asset occurring at regular intervals over the useful life of an asset. Its principal impact on these financial statements is that the cost of major overhauls of the expressway and related structures is no longer accrued for on a straight-line basis over the relevant interval between each major overhaul, but captalised and accounted for as a component of the expressway and related structures in the period in which it is incurred. This has resulted in a prior year adjustment, further details of which are included in note 34 to the financial statements. In addition, SSAP 17 (Revised) requires that impairment losses on fixed assets are aggregated with accumulated depreciation in note 14 to the financial statements, whereas previously they were deducted from the cost of the relevant asset. This disclosure reclassification has had no effect on the net carrying amount of fixed assets in the balance sheet.

SSAP 18 (Revised) prescribes the recognition of revenue and was revised as a consequence of the revision to SSAP 9 described above. Proposed final dividends from subsidiaries that are declared and approved by the subsidiaries after the balance sheet date are no longer recognised in the Company's own financial statements for the year. The adoption of the SSAP has resulted in a prior year adjustment, further details of which are included in notes 11, 12, 17 and 37 to the financial statements.

SSAP 26 prescribes the principles to be applied for reporting financial information by segment. It requires that management assesses whether the Group's predominant risks or returns are based on business segments or geographical segments and determines one of these bases to be the primary segment information reporting format, with the other as the secondary segment information reporting format. The impact of this SSAP is the inclusion of significant additional segment reporting disclosures which are set out in note 4 to the financial statements.

SSAP 28 prescribes the recognition criteria and measurement bases to apply to provisions, contingent liabilities and contingent assets, together with the required disclosures in respect thereof. The principal impact of this SSAP on the financial statements is that certain provisions which were recognised in previous years, no longer qualify for recognition as provisions under SSAP 28. This has resulted in a prior year adjustment, further details of which are included in note 34 to the financial statements.

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs") *(continued)*

SSAP 29 prescribes the recognition and measurement criteria for intangible assets, together with the disclosure requirements. The adoption of this SSAP has resulted in no change to the previously adopted accounting treatment for intangible assets and the additional disclosures that it requires have not been significant for these financial statements.

SSAP 30 prescribes the accounting treatment for business combinations, including the determination of the date of acquisition, the method for determining the fair values of the assets and liabilities acquired, and the treatment of goodwill or negative goodwill arising on acquisition. The SSAP requires the disclosure of goodwill and negative goodwill in the non-current assets section of the consolidated balance sheet. It requires that goodwill is amortised to the consolidated profit and loss account over its estimated useful life. Negative goodwill is recognised in the consolidated profit and loss account depending on the circumstances from which it arose, as further described in the accounting policy for negative goodwill disclosed in note 3 to the financial statements. Interpretation 13 prescribes the application of SSAP 30 to goodwill arising from acquisitions in previous years which remains eliminated against consolidated reserves. The adoption of the SSAP and Interpretation has not resulted in a prior year adjustment, for the reasons detailed in note 16 to the financial statements. The required new additional disclosures are included in notes 16, 18, 19 and 37 to the financial statements.

SSAP 31 prescribes the recognition and measurement criteria for impairments of assets. The SSAP is required to be applied prospectively and therefore, has had no effect on amounts previously reported in prior year financial statements.

SSAP 32 prescribes the accounting treatment and disclosures for the preparation and presentation of consolidated financial statements, and has had no significant impact on the preparation of these financial statements.

In addition to the above new and revised SSAPs and related Interpretations, certain minor revisions to the following SSAPs are effective for the first time for the current year's financial statements:

- SSAP 10: "Accounting for investments in associates"
- SSAP 21: "Accounting for interests in joint ventures"

These revisions have had no significant impact on these financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of investment and hotel properties, certain fixed assets and equity investments, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2001. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Subsidiaries

A subsidiary is a company, other than a jointly-controlled entity, in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture company is treated as:

(a) a subsidiary, if the Company has unilateral control over the joint venture company;

(b) a jointly-controlled entity, if the Company does not have unilateral control, but has joint control over the joint venture company;

(c) an associate, if the Company does not have unilateral or joint control, but holds generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company; or

(d) a long term investment, if the Company holds less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. Goodwill or negative goodwill arising from the acquisition of jointly-controlled entities, which was not previously eliminated or recognised in consolidated reserves, is included as part of the Group's interests in jointly-controlled entities.

The results of jointly-controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the associates is determined based on the agreed profit sharing ratio. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. Goodwill or negative goodwill arising from the acquisition of associates, which was not previously eliminated or recognised in consolidated reserves, is included as part of the Group's interests in associates.

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life, subject to a maximum of 20 years. In the case of jointly-controlled entities and associates, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

In prior years, goodwill arising on acquisitions was eliminated against the consolidated capital reserve in the year of acquisition. The Group has adopted the transitional provision of SSAP 30 that permits goodwill on acquisitions which occurred prior to 1 January 2001, to remain eliminated against the consolidated capital reserve. Goodwill on subsequent acquisitions is treated according to the new accounting policy above.

On disposal of subsidiaries, jointly-controlled entities or associates, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant consolidated reserves, as appropriate. Any attributable goodwill previously eliminated against the consolidated capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against the consolidated capital reserve, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Negative goodwill

Negative goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition, over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the acquisition plan and that can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, that portion of negative goodwill is recognised as income in the consolidated profit and loss account when the future losses and expenses are recognised.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill is recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets. The amount of any negative goodwill in excess of the fair values of the acquired non-monetary assets is recognised as income immediately.

In the case of jointly-controlled entities and associates, any negative goodwill not yet recognised in the consolidated profit and loss account is included in the carrying amount thereof, rather than as a separately identified item on the consolidated balance sheet.

In prior years, negative goodwill arising on acquisitions was credited to the consolidated capital reserve in the year of acquisition. The Group has adopted the transitional provision of SSAP 30 that permits negative goodwill on acquisitions which occurred prior to 1 January 2001, to remain credited to the consolidated capital reserve. Negative goodwill on subsequent acquisitions is treated according to the new accounting policy above.

On disposal of subsidiaries, jointly-controlled entities or associates, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of negative goodwill which has not been recognised in the consolidated profit and loss account and any relevant consolidated reserves, as appropriate. Any attributable negative goodwill previously credited to the consolidated capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fixed assets and depreciation

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential, any rental income being negotiated at arm's length. Such properties are not depreciated and are stated at their open market values on the basis of annual professional valuations performed at the end of each financial year. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the investment property revaluation reserve realised in respect of previous valuations is released to the profit and loss account.

No depreciation is provided in respect of investment properties with an unexpired lease term of over 20 years since the valuations take into account the state of each property at the date of valuation. Investment properties with an unexpired lease term of 20 years or less are depreciated on the straight-line basis over the unexpired period of the lease.

(ii) *Hotel properties*

Hotel properties are interests in hotel buildings and their integral fixed plants which are collectively used in the operation of the hotels. Such properties are not depreciated and are stated on the basis of annual professional valuations performed at the end of each financial year.

Changes in the value of hotel properties are dealt with as movements in the hotel property revaluation reserve. During the year, in order to reflect more accurately the economic benefits of individual hotel properties attributable to the Group, the Group commenced accounting for the changes in value of hotel properties on an individual basis, instead of on a portfolio basis as was adopted in prior years. This change in accounting policy has had no significant impact on the results of the Group for the prior years and hence no prior year adjustment has been raised. The impact of the change in accounting policy on the result of the Group for the current year is decreases in surplus on revaluation of hotel properties credited to the consolidated profit and loss account and net profit from ordinary activities attributable to shareholders of HK$4,061,000 and HK$2,051,000, respectively. If the hotel property revaluation reserve is insufficient to cover a deficit, on an individual basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of a hotel property, the relevant portion of the hotel property revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

No depreciation is provided for hotel properties with an unexpired lease term of over 20 years since the valuations take into account the state of the hotel properties at the date of valuation. Hotel properties with an unexpired lease term of 20 years or less are depreciated on the straight-line basis over the unexpired period of the lease.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Fixed assets and depreciation *(continued)*

(iii) *Construction in progress*

Construction in progress represents buildings, structures, plant and machinery and other fixed assets under construction or installation and is stated at cost less any impairment losses. Cost comprises direct costs of construction, installation and testing as well as capitalised borrowing costs on related borrowed funds during the period of construction or installation. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

(iv) *Other fixed assets*

Other fixed assets are stated at cost or valuation less accumulated depreciation and any impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

The adoption of the SSAP 17 (Revised) and SSAP 28 has resulted in the cost of major overhauls of the expressway and related structures no longer accrued for on a straight-line basis over the relevant interval between each major overhaul, but capitalised and accounted for as a component of the expressway and related structures in the period in which it is incurred. This has resulted in a prior year adjustment, further details of which are included in note 34 to the financial statements.

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account, is the difference between the net sales proceeds and the carrying amount of the relevant asset. The relevant portion of the fixed asset revaluation reserve realised in respect of the previous valuations is transferred to retained profits as a movement in reserves.

Depreciation of the expressway and related structures is calculated on the unit of usage basis whereby the annual depreciation amount is determined based on the actual traffic volume for the year to the projected total traffic volume of the expressway over the remaining unexpired lease terms.

Depreciation of other fixed assets is calculated on the straight-line basis to write off the cost or valuation of each asset, less its estimated residual value, over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold land/land use rights	Over the lease terms
Buildings	2% to 10%
Leasehold improvements	Over the lease terms or 5 to 10 years, whichever is shorter
Plant and machinery	5% to 20%
Furniture, fixtures and office equipment	10% to 20%
Motor vehicles	10% to 20%

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Properties under development

Properties under development represent properties developed for sale and are stated at cost less any impairment losses. Properties under development which have been pre-sold are stated at cost plus estimated attributable profits less foreseeable losses and sales deposits received. Cost comprises the cost of land/land use rights together with any other direct costs attributable to the development of the properties, borrowing costs and professional fees capitalised during the development period plus, in the case of pre-sold properties or portions thereof, any estimated attributable profits received on contracted sales.

The estimated profit on pre-sold properties under development is recognised over the course of development of the properties after execution of the formal sale and purchase agreement. The amount of estimated profit is calculated based on the proportion of construction costs incurred over the total estimated construction costs to completion, after making due allowances for contingencies, and limited to non-refundable cash deposits received.

Properties under development which are expected to be completed within 12 months from the balance sheet date are classified as current assets.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes all development expenditure, applicable borrowing costs and other direct costs attributable to such properties. Net realisable value is determined by reference to prevailing market prices on an individual property basis.

Intangible assets

Operating concessions

Operating concessions represent the rights to operate a water treatment plant and sell entrance tickets in a scenic area, and are stated at cost less accumulated amortisation and any impairment losses. Amortisation is provided on the straight-line basis over the period of the operating concessions granted to the Group.

Management information systems

Management information systems are stated at cost less amortisation and any impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 5 years.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Long term investments

Long term investments are non-trading investments in listed and unlisted equity securities intended to be held on a long term basis and held for an identified long term purpose.

The securities are stated at cost less any impairment losses, on an individual investment basis.

When impairments in values have occurred, the carrying amounts of the securities are reduced to their fair values, as estimated by the directors, and the amounts of the impairments are charged to the profit and loss account for the period in which they arise. When the circumstances and events which led to the impairments in values cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amounts of the impairments previously charged are credited to the profit and loss account to the extent of the amounts previously charged.

Short term investments

Short term investments are investments in listed and unlisted equity securities held for trading purposes.

Listed securities are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. Unlisted securities are stated at their estimated fair values, on an individual investment basis, as estimated by the directors.

The gains or losses arising from changes in the fair values of such securities are credited or charged to the profit and loss account in the period in which they arise.

Inventories

Inventories are stated at the lower of cost (using the retail method for the inventories of certain department stores) and net realisable value. Cost is determined on the first-in, first-out basis or weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of variable and fixed construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion of costs incurred to date to the estimated total cost of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Government grants and subsidies

Grants and subsidies from the government are recognised at their fair values when received or there is reasonable assurance that they will be received, and all attached conditions are complied with. When the grant or subsidy relates to an expense item, it is recognised as income over the periods necessary to match the grant or subsidy, on a systematic basis, with the costs which it is intended to compensate. Where the grant or subsidy relates to an asset, including non-monetary grants at fair value, the fair value of the grant or subsidy is deducted in arriving at the carrying amount of the related asset, or, as appropriate, is initially recorded as deferred income in the balance sheet, and thereafter will be recognised as income over the useful life of the relevant asset.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

The adoption of SSAP 28 has given rise to a prior year adjustment, further details of which are included in note 34 to the financial statements.

Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rental receivables under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Foreign currencies

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries, jointly-controlled entities and associates are translated to Hong Kong dollars at the applicable rates of exchange ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) toll revenue and entrance fee income, on a receipt basis;

(c) from the sale of completed properties, upon execution of the sale agreements;

(d) rental and hotel income, on an accrual basis;

(e) from construction contracts, on the percentage of completion basis, as further explained in the accounting policy for "Construction contracts" above;

(f) from the rendering of services, when the services are rendered;

(g) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

(h) from the trading of listed or unlisted investments, on the transaction dates; and

(i) other investment income, when the right to receive payment has been established.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within capital and reserves in the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

In previous years, the Company recognised its proposed final dividend to shareholders, which was declared and approved after the balance sheet date, as a liability in its balance sheet. The Company also recognised the proposed final dividends of subsidiaries, jointly-controlled entities and associates, which were declared and approved after the balance sheet date, as income in its profit and loss account for those years. The revised accounting treatments for dividends resulting from the adoption of SSAP 9 (Revised) and SSAP 18 (Revised), have given rise to prior year adjustments in both the Group's and the Company's financial statements, further details of which are included in notes 11, 12 and 37 to the financial statements.

Pension costs

The Group has joined a number of defined contribution pension schemes organised by certain PRC provincial or municipal governments for certain of its employees, the assets of which are held separately from those of the Group. Contributions made are based on a percentage of the eligible employees' salaries and are charged to the profit and loss account as they become payable, in accordance with the rules of the schemes. The employer contributions vest fully once made.

For those employees that have not yet joined a pension scheme, the Group has accrued for the estimated future pension costs based on a percentage of their salaries. The related assets for the purpose of discharging such liabilities are not separately held from those of the Group.

The Group also operates a defined contribution Mandatory Provident Fund retirement benefits scheme in Hong Kong (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. The MPF Scheme has operated since 1 December 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

4. SEGMENT INFORMATION

SSAP 26 was adopted during the year, as detailed in note 2 to the financial statements. Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of other business segments. Particulars of the business segments are summarised as follows:

(a) the brewery operations segment produces, distributes and sells brewery products;

(b) the retail operations segment operates department stores in Beijing and certain other cities in the PRC;

(c) the dairy operations segment produces, distributes and sells dairy products;

(d) the expressway operations segment engages in the operation of the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing;

(e) the water treatment operations segment operates a water treatment plant in Beijing and sells purified water;

(f) the hotel operations segment engages in the operations of hotels in Beijing to provide hotel services;

(g) the tourism operations segment engages in the provision of tourism services in Badaling Great Wall and Longqingxia;

(h) the property construction and development segment constructs and develops properties for sale;

(i) the telecommunications and IT related services and products segment comprises the production and sale of telecommunication products through an associate, Beijing International Switching System Co., Ltd., and other IT projects including the construction of broadband infrastructure, the provision of Internet services and IT technical support and consultation services; and

(j) the corporate and others segment comprises production, distribution and sales of wine and processed food products, restaurant operations, property investments and corporate income and expense items.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

4. SEGMENT INFORMATION *(continued)*

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for 2001:

2001

Group

	Brewery operations HK$'000	Retail operations HK$'000	Dairy operations HK$'000	Expressway operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	Property construction and development HK$'000	Telecom-munications and IT related services and products HK$'000	Corporate and others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment revenue:												
Sales to external customers	2,020,167	1,916,821	947,230	314,354	321,751	136,676	160,770	79,363	135,886	194,264	—	6,227,282
Intersegment sales	—	—	—	—	—	—	—	—	—	2,993	(2,993)	—
Other revenue	23,627	33,700	48,750	6,351	—	3,882	1,458	3,705	28	10,600	—	132,101
Total	2,043,794	1,950,521	995,980	320,705	321,751	140,558	162,228	83,068	135,914	207,857	(2,993)	6,359,383
Segment results	209,122	61,642	88,647	222,111	158,680	14,293	23,337	(12,168)	17,608	(86,573)		696,699
Interest income												140,606
Unallocated revenue and gains												110,871
Unallocated expenses												(5,000)
Profit from operating activities												943,176
Finance costs												(251,416)
Share of profits and losses of:												
Jointly-controlled entities	(9,055)	(943)	17,978	—	—	—	—	—	—	—	—	7,980
Associates	—	222	—	—	—	—	—	—	195,054	6,195	—	201,471
Profit before tax												901,211
Tax												(167,736)
Profit before minority interests												733,475
Minority interests												(155,947)
Net profit from ordinary activities attributable to shareholders												577,528

4. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

2001 (continued)

Group

	Brewery operations HK$'000	Retail operations HK$'000	Dairy operations HK$'000	Expressway operations HK$'000	*Water* treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	Property *construction* and development HK$'000	Telecom-munications and IT *related* services and products HK$'000	Corporate and others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	4,210,128	2,209,671	1,095,451	1,497,880	1,331,656	569,128	363,915	190,084	213,215	7,374,406	(3,810,054)	15,245,480
Share of net assets of:												
Jointly-controlled entities	90,412	352,254	125,408	—	—	—	—	—	471	2,440	—	570,985
Associates	10,851	18,410	—	—	—	2,355	—	—	273,045	76,057	—	380,718
Bank overdrafts included in segment assets	—	—	—	—	—	—	—	—	—	11,484	—	11,484
	4,311,391	*2,580,335*	*1,220,859*	*1,497,880*	*1,331,656*	*571,483*	*363,915*	*190,084*	*486,731*	*7,464,387*	*(3,810,054)*	*16,208,667*
Unallocated assets												449,163
Total assets												16,657,830
Segment liabilities	1,056,986	304,714	411,278	107,546	113,720	62,758	40,327	166,274	52,552	3,167,372	(3,810,054)	1,673,473
Bank overdrafts included in *segment assets*	—	—	—	—	—	—	—	—	—	*11,484*	—	*11,484*
	1,056,986	304,714	411,278	107,546	113,720	62,758	40,327	166,274	52,552	3,178,856	(3,810,054)	1,684,957
Unallocated liabilities												4,693,848
Total liabilities												6,378,805
Other segment information:												
Depreciation	208,713	54,934	56,389	39,547	63	19,724	8,932	19,418	283	21,468	—	429,471
Amortisation:												
Goodwill/(negative goodwill), net	(29)	342	(34,748)	—	—	—	—	—	2,979	—	—	(31,456)
Intangible assets	—	—	—	—	70,642	—	1,413	—	315	—	—	72,370
Impairment losses	9,275	—	—	—	—	—	—	—	—	5,000	—	14,275
Capital expenditure	279,947	11,533	121,809	36,744	470	11,997	90,387	9,597	22,694	35,479	—	620,657

4. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for 2000:

2000

Group

	Brewery operations HK$'000	Retail operations HK$'000	Dairy operations HK$'000	Expressway operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	Property construction and development HK$'000	Telecommunications and IT related services and products HK$'000	Corporate and others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment revenue:												
Sales to external customers	1,512,939	1,817,536	662,635	270,946	197,820	144,940	130,800	365,121	—	110,145	—	5,212,882
Intersegment sales	—	—	—	—	—	—	—	—	—	2,988	(2,988)	—
Other revenue	15,334	36,998	21,862	1,616	—	3,170	902	560	—	3,611	—	84,053
Total	1,528,273	1,854,534	684,497	272,562	197,820	148,110	131,702	365,681	—	116,744	(2,988)	5,296,935
Segment results	260,362	(107,196)	51,286	183,316	127,149	17,364	9,467	38,198	—	(65,691)		514,255
Interest income												186,487
Unallocated revenue and gains												149,048
Unallocated expenses												(23,362)
Profit from operating activities												826,428
Finance costs												(291,777)
Share of profits and losses of:												
Jointly-controlled entities	—	4,226	4,745	—	—	—	—	—	—	(1,641)	—	7,330
Associates	—	2,536	—	—	—	—	—	—	180,490	9,026	—	192,052
Profit before tax												734,033
Tax												(146,191)
Profit before minority interests												587,842
Minority interests												(62,847)
Net profit from ordinary activities attributable to shareholders												524,995

4. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

2000 (continued)

Group

	Brewery operations HK$'000	Retail operations HK$'000	Dairy operations HK$'000	Expressway operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	Property construction and development HK$'000	Telecom-munications and IT related services and products HK$'000	Corporate and others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	3,807,132	2,490,159	837,952	1,452,828	1,454,494	531,994	292,756	299,776	—	6,819,870	(3,935,652)	14,051,309
Share of net assets of:												
Jointly-controlled entities	9,420	172,246	112,417	—	—	—	—	—	—	2,366	—	296,449
Associates	—	19,350	—	—	—	2,355	—	—	273,273	43,160	—	338,138
	3,816,552	2,681,755	950,369	1,452,828	1,454,494	534,349	292,756	299,776	273,273	6,865,396	(3,935,652)	14,685,896
Unallocated assets												622,779
Total assets												15,308,675
Segment liabilities	981,782	416,764	212,820	102,035	297,674	39,413	35,798	226,616	—	3,179,676	(3,935,652)	1,556,926
Unallocated liabilities												4,367,511
Total liabilities												5,924,437
Other segment information:												
Depreciation	175,782	60,398	26,911	39,854	—	17,341	9,088	19,473	—	9,042	—	357,889
Amortisation of intangible assets	—	—	—	—	70,650	—	1,413	—	—	—	—	72,063
Impairment losses	—	116,001	—	—	—	—	—	—	—	23,362	—	139,363
Capital expenditure	349,484	15,907	80,079	30,458	—	6,735	109,405	131,566	—	18,884	—	742,518

4. SEGMENT INFORMATION *(continued)*

(b) Geographical segments

The following table presents revenue, profit/(loss) and certain asset and expenditure information for the Group's geographical segments:

Group

	Hong Kong		Elsewhere in the PRC		Overseas		Eliminations		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment revenue:										
Sales to external customers	**13,708**	3,453	**6,151,320**	5,209,429	**62,254**	—	**—**	—	**6,227,282**	5,212,882
Intersegment sales	**—**	—	**2,993**	2,988	**—**	—	**(2,993)**	(2,988)	**—**	—
Other revenue	**17,935**	539	**114,048**	83,514	**118**	—	**—**	—	**132,101**	84,053
Total segment revenue	**31,643**	3,992	**6,268,361**	5,295,931	**62,372**	—	**(2,993)**	(2,988)	**6,359,383**	5,296,935
Segment results	**(18,517)**	(18,584)	**714,580**	532,839	**636**	—	**—**	—	**696,699**	514,255
Other segment information:										
Segment assets	**5,648,011**	5,371,242	**13,370,505**	12,615,719	**37,018**	—	**(3,810,054)**	(3,935,652)	**15,245,480**	14,051,309
Share of net assets of:										
Jointly-controlled entities	**471**	—	**570,514**	296,449	**—**	—	**—**	—	**570,985**	296,449
Associates	**2,177**	—	**378,541**	338,138	**—**	—	**—**	—	**380,718**	338,138
Bank overdrafts included in segment assets	**7,453**	—	**—**	—	**4,031**	—	**—**	—	**11,484**	—
	5,658,112	5,371,242	**14,319,560**	13,250,306	**41,049**	—	**(3,810,054)**	(3,935,652)	**16,208,667**	14,685,896
Unallocated assets									**449,163**	622,779
Total assets									**16,657,830**	15,308,675
Capital expenditure	**1,577**	—	**611,291**	742,518	**7,789**	—	**—**	—	**620,657**	742,518

5. TURNOVER, OTHER REVENUE AND GAINS, NET

Turnover represents: (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts; (2) the aggregate of revenue from hotel operations, toll revenue, entrance fees and telecommunications and IT related services, net of business and consumption taxes and government surcharges; and (3) rental income.

An analysis of the Group's turnover, other revenue and gains, net is as follows:

	2001 HK$'000	2000 HK$'000
Turnover		
Brewery operations	2,020,167	1,512,939
Retail operations	1,916,821	1,817,536
Dairy operations	947,230	662,635
Expressway operations	314,354	270,946
Water treatment operations	321,751	197,820
Hotel operations	136,676	144,940
Tourism operations	160,770	130,800
Property construction and development	79,363	365,121
Telecommunications and IT related services and products	135,886	—
Corporate and others	194,264	110,145
	6,227,282	5,212,882
Other revenue, net		
Negative goodwill recognised as income	35,118	—
Service income	—	15,581
Investment income	12,139	29,236
Exchange gains, net	700	—
Government subsidies	7,535	4,300
Corporate income tax and value-added tax refund	27,828	16,630
Others	60,922	47,542
	144,242	113,289
Gains, net		
Gain on deemed disposal of interests in subsidiaries	1,510	21,630
Gain on partial disposal of interest in a subsidiary	3,271	—
Gain on disposal of subsidiaries	35,504	1,917
Gain on disposal of a jointly-controlled entity	—	3,066
Gain on disposal of an associate	—	80,912
Gain on disposal of long term investments	5,764	—
Gain on disposal of short term investments	46,478	12,287
Unrealised gain on revaluation of short term investments, net	6,203	—
	98,730	119,812
Other revenue and gains, net	242,972	233,101

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2001 HK$'000	2000 HK$'000
Depreciation	**429,471**	357,889
Amortisation of goodwill*	**3,662**	—
Negative goodwill recognised as income**	**(35,118)**	—
Minimum lease payments under operating leases:		
Land and buildings	**75,369**	63,601
Plant and machinery	**—**	876
Leased lines	**5,463**	—
Auditors' remuneration	**7,071**	6,645
Staff costs (excluding directors' remuneration — *note 8*):		
Wages, salaries and staff welfare	**478,612**	305,776
Net pension contributions	**45,873**	42,097
	524,485	347,873
Impairment of fixed assets*	**9,275**	116,001
Loss on disposal of fixed assets, net	**2,295**	8,944
Amortisation of operating concessions***	**72,055**	72,063
Amortisation of management information systems***	**315**	—
Research and development expenditure	**3,180**	2,932
Impairment of long term investments*	**5,000**	5,736
Unrealised loss/(gain) on revaluation of short term investments, net	**(6,203)**	17,626
Exchange losses/(gains), net	**(700)**	229
Net rental income	**(38,052)**	(39,890)
Investment income:		
Listed	**(2,345)**	(4,731)
Unlisted	**(9,794)**	(24,505)

* The amortisation of goodwill for the year, and the impairment of long term investments and fixed assets are included in "Other operating expenses, net" on the face of the consolidated profit and loss account.

** The negative goodwill recognised in the consolidated profit and loss account for the year is included in "Other revenue and gains, net" on the face of the consolidated profit and loss account.

*** The amortisations of operating concessions and management information systems for the year are included in "Cost of sales" on the face of the consolidated profit and loss account.

7. FINANCE COSTS

	Group 2001 HK$'000	Group 2000 HK$'000
Interest on bank and other loans wholly repayable within five years	**235,774**	277,755
Interest on other loans	**16,047**	15,709
Total finance costs	**251,821**	293,464
Less: Interest capitalised	**(405)**	(1,687)
	251,416	291,777

8. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Section 161 of the Companies Ordinance is as follows:

	Group 2001 HK$'000	Group 2000 HK$'000
Fees:		
Executive directors	**—**	—
Non-executive director	**40**	40
Independent non-executive directors	**140**	140
	180	180
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	**9,472**	7,456
Performance related bonuses	**1,229**	950
Pension scheme contributions	**257**	14
	10,958	8,420
	11,138	8,600

8. DIRECTORS' REMUNERATION *(continued)*

The number of directors whose remuneration fell within the following bands is as follows:

	2001 Number of directors	2000 Number of directors
Nil–HK$1,000,000	**13**	14
HK$1,000,001–HK$1,500,000	**1**	2
HK$1,500,001–HK$2,000,000	**—**	—
HK$2,000,001–HK$2,500,000	**2**	1
HK$2,500,001–HK$3,000,000	**1**	—
	17	17

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

During the year, a total of 5,400,000 share options of Beijing Development (Hong Kong) Limited ("Beijing Development"), an indirectly owned subsidiary of the Company, were granted to two directors in respect of their services to Beijing Development Group, further details of which are set out under the heading "Share option scheme" in the Report of the Directors on pages 19 to 20. No value in respect of the share options granted during the year has been charged to the profit and loss account.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2000: three) directors. The details of the remuneration of the five highest paid employees are set out below:

	2001 HK$'000	2000 HK$'000
Salaries, allowances and benefits in kind	**8,620**	7,094
Performance related bonuses	**1,029**	400
Pension scheme contributions	**278**	31
	9,927	7,525

The number of the five highest paid employees whose remuneration fell within the following bands is as follows:

	2001 Number of employees	2000 Number of employees
HK$1,000,001–HK$1,500,000	**1**	3
HK$1,500,001–HK$2,000,000	**1**	1
HK$2,000,001–HK$2,500,000	**2**	1
HK$2,500,001–HK$3,000,000	**1**	—
	5	5

10. TAX

	2001 HK$'000	2000 HK$'000
Group:		
The PRC		
— Hong Kong	**515**	597
— Elsewhere	**115,865**	108,385
Overseas	**225**	—
Overprovision in prior years	**—**	(240)
Deferred — *note 35*	**12,098**	(417)
	128,703	108,325
Jointly-controlled entities:		
The PRC (outside of Hong Kong)	**5,897**	1,614
Associates:		
The PRC (outside of Hong Kong)	**33,136**	36,252
Tax charge for the year	**167,736**	146,191

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations elsewhere in the PRC and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders dealt with in the financial statements of the Company is HK$352,318,000 (2000: HK$467,224,000 as restated).

The comparative amount for 2000 has been restated by a prior year adjustment resulting in a net debit of HK$25,680,000 to the Company's net profit for that year, and a credit of HK$98,973,000 to the amounts due from subsidiaries in the Company's balance sheet. The prior year adjustment: (i) reversed dividends from subsidiaries amounting to HK$98,973,000, which were declared and approved by the subsidiaries after the 2000 balance sheet date, but which were recognised by the Company as revenue in its financial statements for 2000; and (ii) recognised as revenue for 2000 dividends from subsidiaries of HK$73,293,000, which were declared and approved by the subsidiaries after the 1999 balance sheet date, but were previously recognised in its financial statements for 1999. The prior year adjustment resulted in a decrease in the amount of retained profits as at 1 January 2000 by HK$73,293,000. This change in accounting policy has arisen from the adoption of revisions to SSAP 18, as further detailed in notes 2 and 37 to the financial statements.

The effect of this change in accounting policy on the Company's net profit for the current year, was to increase the net profit by HK$42,121,000 to HK$352,318,000, as disclosed above, representing the net effect of the dividends declared by the subsidiaries after the 2000 balance sheet date of HK$98,973,000 and the dividends declared by the subsidiaries after the current balance sheet date of HK$56,852,000.

12. DIVIDENDS

	2001	2000
	HK$'000	HK$'000
Interim — HK$0.10 (2000: HK$0.10) per ordinary share	**62,250**	62,250
Proposed final — HK$0.18 (2000: HK$0.15) per ordinary share	**112,050**	93,375
	174,300	155,625

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

During the year, the Group adopted the revised SSAP 9 "Events after the balance sheet date" and SSAP 18 "Revenue", as detailed in note 2 to the financial statements. To comply with these revised SSAPs, the proposed final dividend of the Company and proposed final dividend of a subsidiary payable to the minority shareholder amounting to HK$93,375,000 and HK$3,612,000, respectively, previously reported as current liabilities as at 31 December 2000 have been restated and shown under capital and reserves section of the balance sheet and included under minority interests in the balance sheet, respectively. The result of this has been: (i) to reduce the Group's and the Company's current liabilities previously reported as at 31 December 2000 by HK$96,987,000 and HK$93,375,000, respectively; and (ii) to increase the Group's minority interests and the Group's and the Company's reserves previously reported as at 31 December 2000 by HK$3,612,000 and HK$93,375,000, respectively.

The effect of this change in accounting policy as at 31 December 2001, is that the current year's proposed final dividend of HK$112,050,000 has been included in the proposed final dividend reserve account within the capital and reserves section of the balance sheet at that date, whereas in previous years it would have been recognised as a current liability at the balance sheet date.

13. EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$577,528,000 (2000: HK$524,995,000 as restated) and the weighted average of 622,500,000 (2000: 622,500,000) ordinary shares in issue during the year.

Diluted earnings per share for the years ended 31 December 2001 and 2000 have not been shown because the exercise of the outstanding share options of the Company during these years would not have a diluting effect on the earnings per share.

14. FIXED ASSETS

Group

	Expressway and related structures HK$'000	Land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000 *(Note d)*	Investment and hotel properties HK$'000 *(Note c)*	Total HK$'000
Cost or valuation:									
At 1 January 2001									
As previously reported	1,195,483	2,404,401	239,734	2,433,100	187,476	161,581	406,829	891,214	7,919,818
Reclassified to accumulated depreciation and impairment *(Note a)*	—	125,202	—	—	—	—	—	—	125,202
As restated	1,195,483	2,529,603	239,734	2,433,100	187,476	161,581	406,829	891,214	8,045,020
Acquisition of subsidiaries	—	334,942	36,718	217,196	105,416	30,196	53,134	48,250	825,852
Additions	—	103,529	11,337	82,429	36,252	39,451	309,497	5,554	588,049
Transfer from construction in progress	—	117,129	2,407	156,491	30,747	4,982	(383,740)	71,984	—
Disposals	—	(67,940)	(8,062)	(17,135)	(3,469)	(7,082)	(7,639)	(718)	(112,045)
Disposal of subsidiaries	—	(202)	—	(2,062)	(1,902)	(1,296)	(170)	(262,373)	(268,005)
Revaluation surplus, net	—	—	—	—	—	—	—	3,249	3,249
Reclassifications	—	7,590	2,589	9,976	(14,437)	(5,718)	—	—	—
Exchange realignments	(125)	(1,619)	(387)	(254)	(206)	(82)	(42)	(78)	(2,793)
At 31 December 2001	1,195,358	3,023,032	284,336	2,879,741	339,877	222,032	377,869	757,082	9,079,327
Comprising:									
At cost	1,195,358	2,982,032	284,336	2,879,741	339,877	222,032	377,869	—	8,281,245
At 1999 valuation	—	41,000	—	—	—	—	—	—	41,000
At 2001 valuation	—	—	—	—	—	—	—	757,082	757,082
	1,195,358	3,023,032	284,336	2,879,741	339,877	222,032	377,869	757,082	9,079,327
Accumulated depreciation and impairment:									
At 1 January 2001									
As previously reported	68,263	240,281	108,745	796,366	68,505	70,758	—	—	1,352,918
Reclassified from cost or valuation *(Note a)*	—	125,202	—	—	—	—	—	—	125,202
As restated	68,263	365,483	108,745	796,366	68,505	70,758	—	—	1,478,120
Acquisition of subsidiaries	—	43,336	26,513	97,564	48,960	10,140	—	—	226,513
Depreciation provided for the year	19,892	81,881	44,578	224,559	34,984	23,577	—	—	429,471
Provision for impairment	—	—	—	9,275	—	—	—	—	9,275
Disposals	—	(23,225)	(40)	(12,433)	(1,558)	(6,278)	—	—	(43,534)
Disposal of subsidiaries	—	(38)	—	(496)	(624)	(286)	—	—	(1,444)
Reclassifications	—	5,549	211	(744)	(3,144)	(1,872)	—	—	—
Exchange realignments	(7)	(163)	(389)	(80)	(152)	(34)	—	—	(825)
At 31 December 2001	88,148	472,823	179,618	1,114,011	146,971	96,005	—	—	2,097,576
Net book value:									
At 31 December 2001	1,107,210	2,550,209	104,718	1,765,730	192,906	126,027	377,869	757,082	6,981,751
At 31 December 2000	1,127,220	2,164,120	130,989	1,636,734	118,971	90,823	406,829	891,214	6,566,900

14. FIXED ASSETS *(continued)*

(a) Accumulated impairment losses are aggregated with accumulated depreciation under the revised disclosure requirements of SSAP 17, as detailed in note 2 to the financial statements, whereas previously they were disclosed as an adjustment to the cost of the assets. This change has been disclosed as a retrospective reclassification.

(b) The land and buildings, investment properties, hotel properties and expressway and related structures included above are held under the following lease terms:

	Hong Kong HK$'000	**Elsewhere** HK$'000	**Total** HK$'000
Long term leases	145,905	—	145,905
Medium term leases	59,020	4,770,547	4,829,567
	204,925	4,770,547	4,975,472

(c) Investment and hotel properties

	Investment properties HK$'000	**Hotel properties** HK$'000	**Total** HK$'000
At 1 January 2001	490,619	400,595	891,214
Acquisition of subsidiaries	48,250	—	48,250
Additions	1,764	3,790	5,554
Transfer from construction in progress	—	71,984	71,984
Disposal	(718)	—	(718)
Disposal of a subsidiary	(262,373)	—	(262,373)
Revaluation surplus/(deficit), net	(3,770)	7,019	3,249
Exchange realignments	(34)	(44)	(78)
At 31 December 2001	273,738	483,344	757,082

14. FIXED ASSETS *(continued)*

(d) Construction in progress

Construction in progress represents the following major projects which remained incomplete as at 31 December 2001:

Name of project	Expected year of completion	Group HK$'000
Wangfujing Beixia	2003	186,718
Brewery production plants	2002	96,614
Other projects	Various	94,537
		377,869

(e) Certain of the above land and buildings, plant and machinery, investment and hotel properties with an aggregate net book value at the balance sheet date of HK$501,996,000 (2000: HK$627,306,000) were pledged to secure certain bank and other loans granted to the Group *(note 33)*.

(f) At 31 December 2001, the investment and hotel properties were revalued by DTZ Debenham Tie Leung Limited, CB Richard Ellis Limited and American Appraisal Hongkong Limited, independent professionally qualified valuers. The investment properties were revalued on an open market income capitalisation basis or an open market value basis using the Direct Comparison Method or the Depreciated Replacement Cost Approach. The hotel properties were revalued on an open or a fair market income capitalisation basis.

(g) Certain land and buildings of the Group and the Company were reclassified from investment properties during the year ended 31 December 2000 at the then carrying amount of HK$41,000,000, as valued on 31 December 1999 by DTZ Debenham Tie Leung Limited, an independent professionally qualified valuer, on an open market value basis.

(h) Had the carrying values of the Group's revalued hotel properties and land and buildings been carried at historical cost less accumulated depreciation, their carrying values would have been HK$350,239,000 (2000: HK$318,395,000) and HK$38,053,000 (2000: HK$38,954,000), respectively.

(i) The investment properties are leased to third parties under operating leases, further summary details of which are included in note 40 to the financial statements. The gross rental income received and receivable by the Group in respect of its investment properties amounted to HK$20,291,000 (2000: HK$17,009,000) for the year.

14. FIXED ASSETS *(continued)*

Company

	Land and buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Investment properties HK$'000	Total HK$'000
Cost or valuation:						
At 1 January 2001	41,000	9,239	4,123	940	142,000	197,302
Additions	—	—	263	—	—	263
At 31 December 2001	41,000	9,239	4,386	940	142,000	197,565
Comprising:						
At cost	—	9,239	4,386	940	—	14,565
At 1999 valuation	41,000	—	—	—	—	41,000
At 2001 valuation	—	—	—	—	142,000	142,000
	41,000	9,239	4,386	940	142,000	197,565
Accumulated depreciation:						
At 1 January 2001	194	5,654	2,379	536	—	8,763
Provided for the year	466	1,846	865	188	—	3,365
At 31 December 2001	660	7,500	3,244	724	—	12,128
Net book value:						
At 31 December 2001	40,340	1,739	1,142	216	142,000	185,437
At 31 December 2000	40,806	3,585	1,744	404	142,000	188,539

The Company's land and buildings and investment properties are all situated in the PRC and held under medium term leases.

15. INTANGIBLE ASSETS

Group

	Operating concessions HK$'000	Management information systems HK$'000	Total HK$'000
Cost:			
At 1 January 2001	1,469,521	—	1,469,521
Additions	—	18,868	18,868
Exchange realignments	(152)	—	(152)
At 31 December 2001	1,469,369	18,868	1,488,237
Accumulated amortisation:			
At 1 January 2001	144,126	—	144,126
Provided for the year	72,055	315	72,370
Exchange realignments	(15)	—	(15)
At 31 December 2001	216,166	315	216,481
Net book value:			
At 31 December 2001	1,253,203	18,553	1,271,756
At 31 December 2000	1,325,395	—	1,325,395

16. GOODWILL AND NEGATIVE GOODWILL

SSAP 30 was adopted during the year, as detailed in note 2 to the financial statements. The amounts of the goodwill and negative goodwill capitalised as an asset or recognised in the consolidated balance sheet, arising from the acquisition of subsidiaries, are as follows:

Group

	Goodwill HK$'000	Negative goodwill HK$'000
Cost:		
At 1 January 2001	—	—
Acquisition of subsidiaries	129,469	(81,466)
At 31 December 2001	129,469	(81,466)
Accumulated amortisation/(recognition as income):		
At 1 January 2001	—	—
Amortisation provided/(recognised as income) for the year	2,981	(35,118)
At 31 December 2001	2,981	(35,118)
Net book value:		
At 31 December 2001	126,488	(46,348)
At 31 December 2000	—	—

16. GOODWILL AND NEGATIVE GOODWILL *(continued)*

As detailed in note 3 to the financial statements, the Group has adopted the transitional provision of SSAP 30 which permits goodwill and negative goodwill in respect of acquisitions, which occurred prior to 1 January 2001, to remain eliminated against or credited to the consolidated capital reserve, respectively.

The amounts of the goodwill and negative goodwill remaining in the consolidated capital reserve, arising from the acquisition of subsidiaries prior to 1 January 2001, are as follows:

Group

	Goodwill eliminated against consolidated capital reserve HK$'000	Negative goodwill credited to consolidated capital reserve HK$'000
Cost:		
At 1 January 2001	574,125	(756,635)
Partial disposal of a subsidiary	(22,252)	—
At 31 December 2001	551,873	(756,635)
Accumulated impairment:		
At 1 January and 31 December 2001	—	—
Net amount:		
At 31 December 2001	551,873	(756,635)
At 31 December 2000	574,125	(756,635)

17. INTERESTS IN SUBSIDIARIES

	Company	
	2001 HK$'000	2000 HK$'000 *(Restated)*
Unlisted shares, at cost	**3,764,724**	3,640,996
Due from subsidiaries	**2,291,313**	2,361,494
Loans to a subsidiary	**200,226**	124,344
Due to subsidiaries	**(382,808)**	(436,850)
	5,873,455	5,689,984
Less: Provision for impairment	**(55,000)**	—
	5,818,455	5,689,984

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The loans to a subsidiary are unsecured, bear interest at prevailing market rates of bank loans with similar tenure and are repayable in 2003.

17. INTERESTS IN SUBSIDIARIES *(continued)*

The amounts due from subsidiaries in the prior year have been adjusted for the effect of the prior year adjustment of HK$98,973,000 in respect of dividends proposed after the prior year's balance sheet date, as further explained in note 11 to the financial statements.

Particulars of the principal subsidiaries are as follows:

Company name	Place of incorporation/ registration and operations	Issued and paid up capital/ registered capital	Percentage of equity interest attributable to the Group	Principal activities
Beijing Yanjing Brewery Company Limited ("Yanjing Brewery")*	The PRC	Ordinary RMB667,424,500	55.45	Production and sale of beer
Baotou Yanjing Brewery Company Limited	The PRC	RMB128,547,900	28.6	Production and sale of beer
Chifeng Yanjing Brewery Company Limited[δ]	The PRC	RMB83,070,200	48.15	Production and sale of beer
Ganzhou Yanjing Brewery Company Limited	The PRC	RMB85,000,000	33.5	Production and sale of beer
Hengyang Yanjing Brewery Company Limited ("Hengyang Yanjing")	The PRC	RMB180,660,000	51.99	Production and sale of beer
Hunan Yanjing Brewery Company Limited	The PRC	RMB95,000,000	44.36	Production and sale of beer
Jiangxi Yanjing Brewery Company Limited	The PRC	RMB111,178,985	39.91	Production and sale of beer
Laizhou Yanjing Brewery Company Limited	The PRC	RMB187,053,800	69	Production and sale of beer
Shandong Wuming Brewery Company Limited[δ]	The PRC	RMB83,499,643	30.91	Production and sale of beer
Xiangfan Yanjing Brewery Company Limited ("Xiangfan Yanjing")	The PRC	RMB56,700,000	52.71	Production and sale of beer
Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing")[#]	The PRC	Ordinary RMB392,973,026	50.1	Department store operations

17. INTERESTS IN SUBSIDIARIES *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid up capital/ registered capital	Percentage of equity interest attributable to the Group	Principal activities
Chengdu Wang Fu Jing Department Store Co., Ltd.	The PRC	RMB50,000,000	35.07	Department store operations
Guangzhou Wangfujing Department Store Company Limited	The PRC	RMB10,000,000	49.60	Department store operations
Beijing San Yuan Foods Co., Ltd. ("San Yuan")	The PRC	RMB485,000,000	74.77	Production and sale of dairy products
Hu Lun Bei Er San Yuan Dairy Company Limited	The PRC	RMB41,249,861	48.60	Production and sale of dairy products
San Yuan Hua Guan Food Company Limited ("San Yuan Hua Guan")[δ]	The PRC	RMB467,192,143	74.77	Production and sale of dairy products
Beijing Capital Expressway Development Co., Ltd.	The PRC	US$64,053,700	96	Operation of an expressway
Beijing Bei Kong Water Production Co., Ltd.[†]	The PRC	US$1,000,000	100	Operation of a water treatment plant
Jian Guo Hotel Joint Venture Beijing	The PRC	US$23,000,000	50.5	Hotel operations
Beijing Badaling Tourism Development Co., Ltd.	The PRC	US$34,097,300	75	Operation of tourism businesses and hotel operations
Beijing Long Qing Xia Tourism Development Co., Ltd.[†]	The PRC	RMB120,000,000	75	Operation of tourism businesses
Beijing Hongye Real Estate Development Co.	The PRC	RMB30,000,000	50.00	Property investment and development
Beijing Development (Hong Kong) Limited[δ]	Hong Kong	HK$446,258,750	53.93	Investment holding
Becom Software Co., Ltd.[δ]	The PRC	RMB50,000,000	32.36	Provision of management information system services

17. INTERESTS IN SUBSIDIARIES *(continued)*

Company name	Place of incorporation/ registration and operations	Issued and paid up capital/ registered capital	Percentage of equity interest attributable to the Group	Principal activities
Beijing Enterprises Teletron Information Technology Co., Ltd.δ	The PRC	RMB65,000,000	53.93	Construction of information networks; provision of IT technical support and consultation services; and trading of IT products
Beijing Enterprises Holding High-Tech Development Co., Ltd.†	The PRC	US$30,000,000	80	Investment holding
Beijing Enterprises Holding Investment Management Co., Ltd.†	The PRC	HK$61,100,000	100	Provision of management and consultancy services
Beijing Feng Shou Winery Co., Ltd.†	The PRC	US$2,700,000	51	Production and sale of wine
Beijing Shun Xing Wine Co., Ltd.†	The PRC	RMB11,880,000	51	Production and sale of wine
Beijing Western-Style Food Co., Ltd.	The PRC	RMB15,750,000	95	Processing and sale of food products
Beijing Development Property Investment and Management Co., Ltd.δ	The PRC	US$4,000,000	46.11	Property Investment
Beijing Enterprises (Properties) Limited†	The British Virgin Islands/ Hong Kong	Ordinary US$160	100	Property investment
Helken Industries Limited†	Hong Kong	Ordinary HK$2	100	Property investment
Beijing Yanjing Zhong Fa Biochemical Technology Company Limitedδ	The PRC	RMB40,000,000	44.36	Production and sale of biochemical products

17. INTERESTS IN SUBSIDIARIES *(continued)*

* Yanjing Brewery is listed on the Shenzhen Stock Exchange. The shares in Yanjing Brewery held by the Group are legal person shares and are not tradeable on any stock exchange.

Wangfujing is listed on the Shanghai Stock Exchange. Approximately 194,594,400 shares (or 49.52% interest) in Wangfujing held by the Group are legal person shares and are not tradable on any stock exchange.

† Except for these directly held subsidiaries, all of the other subsidiaries are indirectly held by the Company.

δ Acquired/incorporated during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2001 HK$'000	2000 HK$'000
Share of net assets	**570,985**	296,449
Goodwill on acquisition	**19,717**	—
Due from jointly-controlled entities	**8,754**	4,790
Due to a jointly-controlled entity	**(4,004)**	(4,661)
	595,452	296,578

SSAP 30 was adopted during the year, as detailed in note 2 to the financial statements. The amount of the goodwill capitalised as an asset in the consolidated balance sheet, arising from the acquisition of jointly-controlled entities, is as follows:

Group

	Goodwill HK$'000
Cost:	
At 1 January 2001	—
Acquisition of jointly-controlled entities	**20,398**
At 31 December 2001	**20,398**
Accumulated amortisation:	
At 1 January 2001	—
Amortisation provided for the year	**681**
At 31 December 2001	**681**
Net book value:	
At 31 December 2001	**19,717**
At 31 December 2000	—

18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(continued)*

As detailed in note 3 to the financial statements, the Group has adopted the transitional provision of SSAP 30 which permits goodwill in respect of acquisitions, which occurred prior to 1 January 2001, to remain eliminated against the consolidated capital reserve.

The amount of the goodwill remaining in the consolidated capital reserve, arising from the acquisition of a jointly-controlled entity prior to 1 January 2001, is as follows:

Group

	Goodwill eliminated against consolidated capital reserve HK$'000
Cost:	
At 1 January 2001	**73,334**
Partial disposal of interest in a subsidiary which held an interest in a jointly-controlled entity	**(15,616)**
Disposal of a jointly-controlled entity	**(57,710)**
Exchange realignments	**(8)**
At 31 December 2001	**—**
Accumulated impairment:	
At 1 January and 31 December 2001	**—**
Net amount:	
At 31 December 2001	**—**
At 31 December 2000	**73,334**

The amounts due from/to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(continued)*

Particulars of the principal jointly-controlled entities are as follows:

Company name	Business structure	Place of incorporation/ registration and operations	Issued and paid up capital/ registered capital	Percentage of Ownership interest attributable to the Group	Percentage of Voting power	Percentage of Profit sharing	Principal activities
Yanjing Beer (Qu Fu Sankong) Co., Ltd.[δ]	Corporate	The PRC	RMB230,769,200	46.6	57.1	52	Production and sale of beer
Beijing McDonald's Food Co., Ltd. ("Beijing McDonald's")	Corporate	The PRC	US$20,800,000	37.39	50	50	Provision of fast food services
Beijing Wang Fu Jing Retail Management Company Limited	Corporate	The PRC	US$59,600,000	25.05	50	50	Provision of retail management services
Shuang An Department Store Company Limited[δ]	Corporate	The PRC	RMB280,000,000	25.05	42.9	50	Department store operations
Wuhan Wangfujing Department Store Company Limited	Corporate	The PRC	RMB10,000,000	30.06	60	60	Department store operations
Zhong Guan Cun Universal Mall Department[δ]	Corporate	The PRC	RMB100,000,000	26.05	50	52	Property development

[δ] Acquired/incorporated during the year.

All of the jointly-controlled entities are indirectly held by the Company.

The above table lists the jointly-controlled entities of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

19. INTERESTS IN ASSOCIATES

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Unlisted shares, at cost	**—**	—	**113,473**	113,473
Share of net assets	**380,718**	338,138	**—**	—
Due from associates	**36,053**	—	**1,778**	—
Loans to associates	**176,070**	—	**141,285**	—
Due to an associate	**—**	(1,178)	**—**	—
	592,841	336,960	**256,536**	113,473

As detailed in note 3 to the financial statements, the Group has adopted the transitional provision of SSAP 30 which permits goodwill in respect of acquisitions, which occurred prior to 1 January 2001, to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising from the acquisition of associates prior to 1 January 2001, was HK$224,569,000 as at 1 January and 31 December 2001. The amount of goodwill is stated at cost.

The loans to associates are unsecured and include an interest-free loan of HK$34,785,000 and a loan of HK$141,285,000, which bears interest at 5.85% per annum. The amounts due from/to associates are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal associates are as follows:

				Percentage of			
Company name	**Business structure**	**Place of incorporation/ registration and operations**	**Issued and paid up capital/ registered capital**	**Ownership interest attributable to the Group**	**Voting power**	**Profit sharing**	**Principal activities**
Beijing International Switching System Co., Ltd.	Corporate	The PRC	US$45,520,000	40	33.3	40	Production and sale of telecommunications products
Beijing Peking University WBL Biotech Co., Ltd.†	Corporate	The PRC	RMB80,000,000	26.55	22.2	26.55	Production and sale of healthcare products
Zhongsheng Beikong Bio-Technology Company Limited$^{\delta}$	Corporate	The PRC	RMB70,017,528	28	33.3	35	Production and sale of pharmaceutical products
Beijing Transportation Smart Card Co., Ltd.†	Corporate	The PRC	RMB50,000,000	38	22.2	38	Development and operation of smart card system

$^{\delta}$ Acquired during the year.

† Except for these directly held associates, all of the other associates are indirectly held by the Company.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

19. INTERESTS IN ASSOCIATES *(continued)*

The following is a condensed summary of additional financial information of a major associate, Beijing International Switching System Co., Ltd.:

	Year ended 31 December	
	2001	2000
	HK$'000	HK$'000
RESULTS		
Turnover	**3,828,029**	2,931,855
Profit before tax	**487,634**	451,225
Profit after tax	**407,725**	362,531
Share of profit after tax attributable to the Group	**163,090**	145,012

	31 December	
	2001	2000
	HK$'000	HK$'000
ASSETS AND LIABILITIES		
Fixed assets	**213,700**	138,689
Other non-current assets	**464,714**	885,493
Current assets	**2,679,144**	3,037,183
Current liabilities	**(2,652,129)**	(3,261,001)
Non-current liabilities	**(22,816)**	(117,181)
Net assets	**682,613**	683,183
Share of net assets attributable to the Group	**273,045**	273,273

20. PLEDGED BANK BALANCES AND TIME DEPOSITS

	Group	
	2001	2000
	HK$'000	HK$'000
Pledged bank balances	**15,937**	10,111
Pledged time deposits	**24,634**	59,390
	40,571	69,501
Less: Portion classified as current assets	**(29,719)**	(60,596)
Long term portion	**10,852**	8,905

(i) Short term pledged bank balances of HK$5,085,000 (2000: HK$1,206,000) and time deposits of HK$24,634,000 (2000: HK$59,390,000) were pledged to banks to secure certain short term bank loans granted to the Group.

(ii) A long term pledged bank balance of HK$10,852,000 (2000: HK$8,905,000) was pledged to a bank as a security for the repayment of mortgage loans by certain purchasers of the Group's properties held for sale.

21. LONG TERM INVESTMENTS

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Listed equity investments in Hong Kong, at cost	**20,100**	20,100	**20,100**	20,100
Unlisted equity investments, at cost	**316,690**	303,179	**82,176**	82,176
	336,790	323,279	**102,276**	102,276
Less: Provision for impairment in values	**(32,304)**	(27,304)	**(15,100)**	(10,100)
	304,486	295,975	**87,176**	92,176
Market value of listed investments	**1,480**	2,400	**1,480**	2,400

The market value of the Group's and the Company's long term listed equity investments at the date of approval of these financial statements was HK$1,050,000.

22. SHORT TERM INVESTMENTS

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Listed equity investments, at market value:				
Hong Kong	**30,629**	128,457	**29,645**	29,912
Elsewhere	**14,191**	—	**—**	—
	44,820	128,457	**29,645**	29,912
Unlisted equity investments in the PRC, at fair value	**—**	198,348	**—**	—
	44,820	326,805	**29,645**	29,912

The market values of the Group's and the Company's short term listed equity investments at the date of approval of these financial statements were HK$47,987,000 and HK$34,119,000, respectively.

23. PROPERTIES HELD FOR SALE

The carrying amount of the Group's properties held for sale that are carried at net realisable value was HK$46,000,000 (2000: HK$46,000,000) as at the balance sheet date.

Certain of the Group's properties held for sale with an aggregate carrying amount at the balance sheet date of HK$11,587,000 (2000: HK$130,324,000) were pledged to secure certain bank and other loans granted to the Group *(note 33)*.

24. PROPERTIES UNDER DEVELOPMENT

	Group	
	2001	2000
	HK$'000	HK$'000
At cost	**141,303**	204,899
Less: Portion classified as current assets	**—**	(204,899)
Long term portion	**141,303**	—

25. INVENTORIES

	Group	
	2001	2000
	HK$'000	HK$'000
Raw materials	**697,964**	459,435
Work in progress	**60,875**	55,138
Finished goods	**117,586**	133,738
Trading stocks	**66,543**	47,052
	942,968	695,363

The amount of inventories included in the above that are carried at net realisable value is HK$23,874,000 (2000: Nil).

26. TRADE RECEIVABLES

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Ageing analyses of trade receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An ageing analysis of the trade receivables as at the balance sheet date is as follows:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**458,626**	360,674	**8,500**	8,500
One to two years	**32,367**	6,347	**9,098**	2,125
Two to three years	**1,987**	2,694	**—**	—
Over three years	**—**	1,006	**—**	—
	492,980	370,721	**17,598**	10,625
Less: Portion classified as current assets	**(492,980)**	(360,464)	**(17,598)**	(10,625)
Long term portion	**—**	10,257	**—**	—

27. OTHER RECEIVABLES

		Group		Company	
		2001	2000	**2001**	2000
	Note	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Prepayments		**31,086**	29,646	**3,332**	5,415
Deposits and other debtors		**415,607**	436,067	**9,688**	40,076
Due from related companies	28	**38,444**	24,494	**—**	—
Due from holding companies	28	**4,263**	1,093	**—**	—
		489,400	491,300	**13,020**	45,491
Less: Portion classified as current assets		**(482,402)**	(477,302)	**(13,020)**	(45,491)
Long term portion		**6,998**	13,998	**—**	—

The long term portion of other receivables represents amount due from Beijing Yanjing Beer Group Company ("Yanjing Beer Group") in respect of a certain refund of marketing subsidies to the Group, which is receivable on 31 December 2003 *(note 43 (g))*.

28. DUE FROM/TO RELATED COMPANIES AND HOLDING COMPANIES

The amounts due from/to related companies represent amounts due from/to certain joint venture partners of the Group. The balances are unsecured, interest-free and have no fixed terms of repayment.

The amounts due from/to holding companies are unsecured, interest-free and have no fixed terms of repayment.

29. CASH AND CASH EQUIVALENTS

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash and bank balances	**1,874,474**	1,439,670	**7,757**	5,756
Time deposits	**2,197,806**	2,316,308	**767,568**	497,956
	4,072,280	3,755,978	**775,325**	503,712
Less: Pledged bank balances and time deposits — *note 20*	**(40,571)**	(69,501)	**—**	—
	4,031,709	3,686,477	**775,325**	503,712

30. TRADE PAYABLES

An ageing analysis of the Group's trade payables as at the balance sheet date is as follows:

	Group	
	2001	2000
	HK$'000	HK$'000
Within one year	**381,294**	294,811
One to two years	**3,057**	20,624
Two to three years	**2,930**	1,830
Over three years	**18,079**	2,111
	405,360	319,376

Included in trade payables are amounts of HK$18,764,000 due to related companies arising from transactions carried out in the ordinary course of business of the Group. The balances are unsecured, interest-free and are repayable within 90 days, which represents similar credit terms to those offered by the related companies to their major customers.

31. TAXES PAYABLE

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Income/profits tax	**36,322**	17,123	**—**	—
Consumption tax	**47,398**	29,292	**—**	—
Value-added tax	**72,738**	74,309	**—**	—
Business tax	**15,076**	18,370	**1,275**	1,275
Others	**23,081**	33,137	**8,082**	8,082
	194,615	172,231	**9,357**	9,357

32. OTHER PAYABLES AND ACCRUALS

		Group		Company	
		2001	2000	**2001**	2000
	Note	**HK$'000**	HK$'000	**HK$'000**	HK$'000
			(Restated)		*(Restated)*
Accruals		**137,350**	220,321	**25,921**	35,615
Other liabilities		**666,048**	654,351	**—**	1,017
Due to related companies	28	**205,940**	148,133	**7,023**	—
Due to holding companies	28	**25,078**	2,562	**25,078**	2,562
		1,034,416	1,025,367	**58,022**	39,194

33. BANK AND OTHER LOANS

	Group		Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Bank overdrafts, secured	**11,484**	—	—	—
Bank loans:				
Secured	**260,413**	203,887	—	—
Unsecured	**4,137,399**	3,774,998	**1,401,840**	1,098,791
	4,397,812	3,978,885	**1,401,840**	1,098,791
Other loans:				
Secured	—	22,138	—	—
Unsecured	**284,552**	366,488	—	—
	284,552	388,626	—	—
Total bank and other loans	**4,693,848**	4,367,511	**1,401,840**	1,098,791
Bank overdrafts repayable within one year or on demand	**11,484**	—	—	—
Bank loans repayable:				
Within one year	**2,750,160**	2,300,066	—	85,766
In the second year	**127,857**	490,249	—	—
In the third to fifth years, inclusive	**1,488,405**	1,146,595	**1,401,840**	1,013,025
Beyond five years	**31,390**	41,975	—	—
	4,397,812	3,978,885	**1,401,840**	1,098,791
Other loans repayable:				
Within one year	**94,791**	157,139	—	—
In the second year	**31,867**	41,307	—	—
In the third to fifth years, inclusive	**95,729**	95,660	—	—
Beyond five years	**62,165**	94,520	—	—
	284,552	388,626	—	—
Total bank and other loans	**4,693,848**	4,367,511	**1,401,840**	1,098,791
Less: Portion classified as current liabilities	**(2,856,435)**	(2,457,205)	—	(85,766)
Long term portion	**1,837,413**	1,910,306	**1,401,840**	1,013,025

33. BANK AND OTHER LOANS *(continued)*

(a) The other loans include interest-free loans of HK$4,047,000 (2000: HK$26,587,000). The remaining other loans of HK$280,505,000 (2000: HK$362,039,000) bear interest at rates ranging from 6% to 7% (2000: 6% to 9%) per annum.

(b) HK$208,206,000 (2000: HK$248,997,000) of the Group's unsecured bank loans at the balance sheet date were guaranteed by a Beijing Municipal Government department and the joint venture partners of certain of the Group's PRC subsidiaries or their associates.

(c) Certain of the Group's bank and other loans are secured by the following:

(i) Mortgages over the Group's land and buildings, plant and machinery, investment and hotel properties with an aggregate carrying amount at the balance sheet date of HK$501,996,000 (2000: HK$627,306,000).

(ii) Mortgages over certain of the Group's properties held for sale with an aggregate carrying amount at the balance sheet date of HK$11,587,000 (2000: HK$130,324,000).

(iii) Mortgages over certain of the Group's bank balances and time deposits at the balance sheet date of HK$29,719,000 in aggregate (2000: HK$60,596,000).

34. OTHER LONG TERM LIABILITIES

	Group	
	2001	2000
	HK$'000	HK$'000
		(Restated)
Pension and related liabilities	**18,838**	23,550
Others	**9,166**	4,102
	28,004	27,652

The adoption of SSAP 28 has resulted in provisions for the cost of major overhauls of the expressway and related structures, amounting to HK$70,612,000 and HK$60,972,000, which were recorded as liabilities as at 31 December 2000 and 1999, respectively, not qualifying for recognition as provisions under SSAP 28, due to the situations not meeting the SSAP 28 present obligation criteria as at those balance sheet dates. These liabilities have been retrospectively derecognised by a prior year adjustment, resulting in: (i) an increase of HK$9,043,000 in the Group's net profit from ordinary activities attributable to shareholders for the year ended 31 December 2000; and (ii) decreases in the Group's non-current liabilities of HK$70,612,000 and HK$60,972,000, increases in the minority interests of HK$2,825,000 and HK$2,439,000, increases in the exchange fluctuation reserve of HK$407,000 and HK$196,000, and increases in net assets of HK$67,787,000 and HK$58,533,000, as at 31 December 2000 and 1999, respectively. This change in accounting policy has resulted in an increase of HK$9,042,000 in the net profit from ordinary activities attributable to shareholders for the year ended 31 December 2001.

35. DEFERRED TAX

	Group	
	2001	2000
	HK$'000	HK$'000
At 1 January	**6,461**	6,853
Charge/(credit) for the year — *note 10*	**12,098**	(417)
Exchange realignments	**(1)**	25
At 31 December	**18,558**	6,461

The principal components of the Group's provision for deferred tax and the deferred tax asset position not recognised in the financial statements are as follows:

	Provided		Not provided	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Accelerated depreciation allowances	**18,558**	6,461	**—**	—
Tax losses	**—**	—	**(14,748)**	—
	18,558	6,461	**(14,748)**	—

The deferred tax asset arising from tax losses has not been recognised in the financial statements as its realisation in the foreseeable future is not assured.

The revaluation of the Group's land and buildings, investment and hotel properties does not constitute a timing difference and, consequently, the amount of potential deferred tax thereon has not been quantified.

The Company has no significant potential deferred tax liabilities for which provision has not been made.

36. SHARE CAPITAL

	Company 2001 HK$'000	Company 2000 HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	**200,000**	200,000
Issued and fully paid:		
622,500,000 ordinary shares of HK$0.10 each	**62,250**	62,250

Share options

The Company operates a share option scheme, further details of which are set out under the heading "Share option scheme" in the Report of the Directors on pages 19 and 20.

At the balance sheet date, the Company had outstanding share options entitling the holders to subscribe for shares in the Company. The share options entitle the registered holders to subscribe in cash for fully paid ordinary shares of HK$0.10 each in the Company at HK$17.03 per share. Of the total 19,950,000 share options outstanding as of 31 December 2001, 2,000,000 share options are exercisable at any time in the 10 years commencing on 1 September 1998, and 17,950,000 share options are exercisable in 9 equal portions commencing on 1 January 1999 with one additional portion becoming exercisable on 1 January in each of the following years. All of such options (to the extent not exercised) will be exercisable on 1 January 2007, and if not otherwise exercised, will lapse on 1 January 2009. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 19,950,000 additional ordinary shares of HK$0.10 each and cash proceeds of approximately HK$339,748,500 before the related issue expenses.

No share options were granted or exercised during the year.

37. RESERVES

Group

	Share premium HK$'000	Capital reserve HK$'000	Hotel property revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000 *(Note a)*	Retained profits HK$'000	Total HK$'000
At 1 January 2000							
As previously reported	4,839,497	275,321	780	17,198	227,220	719,728	6,079,744
Prior year adjustment — *notes 2 and 34*	—	—	—	196	—	58,337	58,533
As restated	4,839,497	275,321	780	17,394	227,220	778,065	6,138,277
Goodwill arising on acquisition of subsidiaries, a jointly-controlled entity and an associate	—	(79,693)	—	—	—	—	(79,693)
Revaluation deficit	—	—	(780)	—	—	—	(780)
Disposal of a jointly-controlled entity and an associate	—	—	—	(350)	—	—	(350)
Exchange realignments, as restated	—	—	—	18,539	—	—	18,539
Net profit for the year, as restated	—	—	—	—	—	524,995	524,995
Interim dividend	—	—	—	—	—	(62,250)	(62,250)
Proposed final dividend	—	—	—	—	—	(93,375)	(93,375)
Transfer to reserves	—	151	—	—	45,482	(45,633)	—
At 31 December 2000, as restated	4,839,497	195,779	—	35,583	272,702	1,101,802	6,445,363
At 1 January 2001							
As previously reported	4,839,497	195,779	—	35,176	272,702	1,034,422	6,377,576
Prior year adjustment — *notes 2 and 34*	—	—	—	407	—	67,380	67,787
As restated	4,839,497	195,779	—	35,583	272,702	1,101,802	6,445,363
Goodwill realised upon partial disposal of a subsidiary and a jointly-controlled entity	—	79,962	—	—	—	—	79,962
Deemed disposal of subsidiaries	—	—	—	(28)	—	28	—
Partial disposal of a subsidiary	—	7,622	—	(616)	—	(7,006)	—
Disposal of subsidiaries	—	—	—	—	(445)	445	—
Revaluation surplus	—	—	2,051	—	—	—	2,051
Exchange realignments	—	—	—	(276)	—	—	(276)
Net profit for the year	—	—	—	—	—	577,528	577,528
Interim dividend	—	—	—	—	—	(62,250)	(62,250)
Proposed final dividend	—	—	—	—	—	(112,050)	(112,050)
Transfer to reserves	—	2,876	—	—	141,702	(144,578)	—
Capitalisation of reserves of a subsidiary	—	16,912	—	—	(13,184)	(3,728)	—
At 31 December 2001	4,839,497	303,151	2,051	34,663	400,775	1,350,191	6,930,328

37. RESERVES *(continued)*

	Share premium HK$'000	Capital reserve HK$'000	Hotel property revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000 *(Note a)*	Retained profits HK$'000	Total HK$'000
Reserves retained by:							
Company and subsidiaries	4,839,497	303,151	2,051	30,450	344,538	1,328,274	6,847,961
Jointly-controlled entities	—	—	—	1,595	—	(60,781)	(59,186)
Associates	—	—	—	2,618	56,237	82,698	141,553
At 31 December 2001	4,839,497	303,151	2,051	34,663	400,775	1,350,191	6,930,328
Reserves retained by:							
Company and subsidiaries, as restated	4,839,497	195,779	—	31,338	229,290	1,074,189	6,370,093
Jointly-controlled entities	—	—	—	1,595	—	(62,864)	(61,269)
Associates	—	—	—	2,650	43,412	90,477	136,539
At 31 December 2000, as restated	4,839,497	195,779	—	35,583	272,702	1,101,802	6,445,363

Notes:

(a) PRC reserve funds are reserves set aside in accordance with the PRC Companies Law or the Law of the PRC on Joint Ventures Using Chinese and Foreign Investment as applicable to the Group's PRC subsidiaries, jointly-controlled entities and associates. None of the Group's PRC reserve funds as of 31 December 2001 was distributable in the form of cash dividends.

(b) Certain amounts of goodwill and negative goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates remain eliminated against/credited to the consolidated capital reserve as further explained in notes 16, 18 and 19 to the financial statements.

37. RESERVES *(continued)*

Company

	Share premium HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2000			
As previously reported	4,839,497	296,431	5,135,928
Prior year adjustment:			
SSAP18 (Revised) — net year-on-year effect of dividends from subsidiaries no longer recognised as income for the year *(notes 2 and 11)*	—	(73,293)	(73,293)
As restated	4,839,497	223,138	5,062,635
Net profit for the year, as restated	—	467,224	467,224
Interim dividend	—	(62,250)	(62,250)
Proposed final dividend	—	(93,375)	(93,375)
At 31 December 2000, as restated	4,839,497	534,737	5,374,234
At 1 January 2001			
As previously reported	4,839,497	633,710	5,473,207
Prior year adjustment:			
SSAP18 (Revised) — net year-on-year effect of dividends from subsidiaries no longer recognised as income for the year *(notes 2 and 11)*	—	(98,973)	(98,973)
As restated	4,839,497	534,737	5,374,234
Net profit for the year	—	352,318	352,318
Interim dividend	—	(62,250)	(62,250)
Proposed final dividend	—	(112,050)	(112,050)
At 31 December 2001	4,839,497	712,755	5,552,252

38. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit from operating activities to net cash inflow from operating activities

	2001 HK$'000	2000 HK$'000 *(Restated)*
Profit from operating activities	**943,176**	826,428
Revaluation deficit/(surplus) on investment and hotel properties, net	**(764)**	7,665
Depreciation	**429,471**	357,889
Amortisation of operating concessions	**72,055**	72,063
Amortisation of management information systems	**315**	—
Amortisation of goodwill	**3,662**	—
Negative goodwill recognised as income	**(35,118)**	—
Unrealised loss/(gain) on revaluation of short term investments, net	**(6,203)**	17,626
Impairment of fixed assets	**9,275**	116,001
Impairment of long term investments	**5,000**	5,736
Loss on disposal of fixed assets, net	**2,295**	8,944
Interest income	**(140,606)**	(186,487)
Investment income	**(12,139)**	(29,236)
Gain on deemed disposal of interests in subsidiaries	**(1,510)**	(21,630)
Gain on partial disposal of interest in a subsidiary	**(3,271)**	—
Gain on disposal of subsidiaries	**(35,504)**	(1,917)
Gain on disposal of a jointly-controlled entity	**—**	(3,066)
Gain on disposal of an associate	**—**	(80,912)
Gain on disposal of long term investments	**(5,764)**	—
Gain on disposal of short term investments	**(46,478)**	(12,287)
Decrease in long term prepayments and deposits	**13,902**	24,979
Increase in properties held for sale	**(2,857)**	(481,161)
Decrease in properties under development	**63,573**	694,446
Increase in inventories	**(168,780)**	(78,355)
Increase in trade receivables	**(80,999)**	(52,993)
Increase in taxes recoverable	**(13,275)**	(10,264)
Decrease in prepayments, deposits and other debtors	**5,524**	137,773
Decrease/(increase) in amounts due from related companies	**(10,419)**	311
Increase in amounts due from holding companies	**(3,170)**	(1,093)
Increase in trade payables	**44,989**	39,106
Increase/(decrease) in other taxes payable	**(45,572)**	13,964
Increase/(decrease) in accruals and other liabilities	**(103,628)**	106,198
Increase in amounts due to related companies	**55,237**	69,257
Increase/(decrease) in amounts due to holding companies	**22,516**	(332)
Decrease in other long term liabilities	**(11,983)**	(18,709)
Net cash inflow from operating activities	**942,950**	1,519,944

38. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(b) Analysis of changes in financing during the year

	Issued capital (including share premium) HK$'000	Bank and other loans HK$'000	Minority interests HK$'000 *(Restated)*
At 1 January 2000			
As previously reported	4,901,747	4,541,070	2,182,664
Prior year adjustment — *note 34*	—	—	2,439
As restated	4,901,747	4,541,070	2,185,103
Net cash inflow/(outflow) from financing activities, net	—	(296,764)	382,394
Non-cash capital contribution	—	54,109	85,833
Acquisition of subsidiaries	—	57,377	107,191
Deemed disposal of interest in a subsidiary	—	—	(21,630)
Disposal of interest in a subsidiary	—	—	(1,917)
Share of revaluation surplus of hotel properties	—	—	906
Share of goodwill arising on acquisition of a jointly-controlled entity	—	—	(3,860)
Share of profits after tax of subsidiaries, as restated	—	—	62,847
Dividends, as restated	—	—	(21,548)
Exchange realignments, as restated	—	11,719	7,931
At 31 December 2000, as restated	4,901,747	4,367,511	2,783,250
At 1 January 2001			
As previously reported	4,901,747	4,367,511	2,776,813
Prior year adjustment — *notes 12 and 34*	—	—	6,437
As restated	4,901,747	4,367,511	2,783,250
Net cash inflow from financing activities, net	—	118,138	47,693
Non-cash capital contribution	—	—	37,608
Acquisition of subsidiaries	—	331,413	237,349
Deemed disposal of interests in subsidiaries	—	—	(1,510)
Partial disposal of interest in a subsidiary	—	—	64,216
Disposal of subsidiaries	—	(134,363)	(45,471)
Share of goodwill realised upon disposal of a jointly-controlled entity	—	—	19,474
Acquisition of minority interests	—	—	(44,116)
Share of revaluation surplus of hotel properties	—	—	689
Share of profits after tax of subsidiaries	—	—	155,947
Dividends	—	—	(80,441)
Exchange realignments	—	(335)	(291)
At 31 December 2001	4,901,747	4,682,364	3,174,397

38. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(c) Acquisition of subsidiaries

	2001 HK$'000	2000 HK$'000
Net assets acquired:		
Fixed assets	**599,339**	370,880
Interest in a jointly-controlled entity	**472**	—
Interest in associates	**3,348**	—
Long term investments	**—**	715
Properties held for sale	**13,856**	—
Inventories	**78,920**	58,240
Trade receivables	**45,141**	39,725
Prepayments, deposits and other debtors	**46,321**	196,121
Due from associates	**65,240**	—
Due from related companies	**17,531**	—
Cash and bank balances	**492,787**	42,057
Trade payables	**(41,624)**	(25,823)
Taxes payable	**(76,783)**	(38,949)
Accruals and other liabilities	**(137,023)**	(87,006)
Due to jointly-controlled entities	**(7,944)**	—
Due to related companies	**(2,588)**	—
Bank and other loans	**(352,456)**	(71,526)
Other long term liabilities	**(12,337)**	(724)
Minority interests	**(237,349)**	(107,191)
Net assets	**494,851**	376,519
Goodwill arising on acquisition	**69,425**	3,762
Negative goodwill arising on acquisition	**(78,812)**	—
	485,464	380,281
Satisfied by:		
Cash	**485,464**	380,281

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2001 HK$'000	2000 HK$'000
Cash and bank balances acquired	**492,787**	42,057
Bank overdrafts acquired	**(21,043)**	—
Cash consideration paid	**(485,464)**	(380,281)
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	**(13,720)**	(338,224)

38. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(c) Acquisition of subsidiaries *(continued)*

The subsidiaries acquired during the year utilised HK$44,276,000 of the Group's net operating cash flows, paid HK$26,247,000 in respect of the net returns on investments and servicing of finance and HK$6,072,000 in respect of tax, utilised HK$42,318,000 for investing activities and contributed HK$71,093,000 for financing activities.

The subsidiaries acquired during the year contributed HK$598,011,000 to the Group's consolidated turnover, but had incurred a net loss after tax and before minority interests of HK$3,246,000 for the year.

In respect of the cash flows for 2000, the subsidiaries acquired during that year contributed HK$104,759,000 to the Group's net operating cash flows, paid HK$2,032,000 in respect of the net returns on investments and servicing of finance, utilised HK$61,291,000 for investing activities and HK$12,929,000 for financing activities, but had no significant tax paid.

The subsidiaries acquired in the prior year contributed HK$141,262,000 to the Group's consolidated turnover, but had incurred a net loss after tax and before minority interests of HK$15,328,000 for that year.

(d) Disposal of subsidiaries

	2001 HK$'000	2000 HK$'000
Net assets disposed of:		
Fixed assets	**266,561**	—
Inventories	**1,436**	—
Trade receivables	**4,099**	—
Prepayments, deposits and other debtors	**904**	—
Cash and bank balances	**30,199**	—
Trade payables	**(384)**	—
Taxes payable	**(19,570)**	—
Accruals and other liabilities	**(104,581)**	—
Bank and other loans	**(134,363)**	—
Minority interests	**(45,471)**	—
Net assets	**(1,170)**	—
Gain on disposal of subsidiaries	**35,504**	—
	34,334	—
Satisfied by:		
Reclassification to interest in an associate from interest in a subsidiary	**10,851**	—
Interest in a jointly-controlled entity	**141,212**	—
Fixed assets disposed of	**(37,273)**	—
Deposits and other debtors disposed of	**(79,390)**	—
Cash	**(1,066)**	—
	34,334	—

38. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(d) Disposal of subsidiaries *(continued)*

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	2001 **HK$'000**	2000 HK$'000
Cash and bank balances disposed of	**(30,199)**	—
Cash consideration paid	**(1,066)**	—
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	**(31,265)**	—

The subsidiaries disposed of during the year utilised HK$1,711,000 of the Group's net operating cash flows, paid HK$4,049,000 in respect of the net returns on investments and servicing of finance, utilised HK$35,792,000 for financing activities, but had no significant cash flows in respect of tax and investing activities.

The results of the subsidiaries disposed of during the year had no significant impact on the Group's consolidated turnover and profit after tax and before minority interests for the year.

(e) Major non-cash transactions

The capital contribution made by the minority shareholders of certain subsidiaries of the Group during the year ended 31 December 2001 were in the form of non-current assets valued at HK$29,675,000 and non-cash current assets valued at HK$7,933,000.

In the prior year, the capital contribution made by the minority shareholders of certain subsidiaries of the Group were in the form of non-current assets valued at HK$150,875,000, non-cash current assets valued at HK$15,835,000, current liabilities of HK$36,791,000 and non-current liabilities of HK$44,086,000.

39. CONTINGENT LIABILITIES

	Group	
	2001	2000
	HK$'000	HK$'000
Guarantee of banking facilities granted to third parties	**10,852**	8,905

Included in properties under development and properties held for sale at 31 December 2001 were amounts of RMB122.8 million and RMB170.0 million, respectively, which relate to a residential property development project located in Beijing (the "Property Project"). Beijing Hongye Real Estate Development Co. ("Hongye"), a subsidiary of the Company, was a party to an agreement to participate in the development of the Property Project. Under the agreement, Hongye was required to pay a total sum of RMB256 million by instalments in return for the right to self-occupy 80,000 square meters of the Property Project upon its completion. Subsequent to the agreement, on 17 March 1997, as a result of the Property Project encountering difficulties, certain Beijing government authorities assigned the entire Property Project development rights to Hongye. In return, Hongye agreed to assume certain costs directly related to the Property Project which the directors estimate to be no more than RMB118 million. As at 31 December 2001, the aforesaid costs have been fully paid. However, the final amount of these costs will not be determined until the government authorities have completed their review of the Property Project.

40. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment properties (as included in note 14 to the financial statements) under operating lease arrangements, with leases negotiated for original terms ranging from 1 to 24 years. The terms of the leases generally require the tenants to pay security deposits.

At 31 December 2001, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**27,206**	18,743	**8,500**	—
In the second to fifth years, inclusive	**48,606**	33,713	**8,500**	—
After five years	**46,339**	52,155	**—**	—
	122,151	104,611	**17,000**	—

40. OPERATING LEASE ARRANGEMENTS *(continued)*

(b) As lessee

The Group leases certain of its office properties under operating lease arrangements, with leases negotiated with original terms ranging from 2 to 50 years.

At 31 December 2001, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
		(Restated)		*(Restated)*
Within one year	**64,105**	55,406	**1,200**	3,600
In the second to fifth years, inclusive	**219,472**	193,221	**—**	1,200
After five years	**705,477**	714,629	**—**	—
	989,054	963,256	**1,200**	4,800

During the year, the Group charged contingent rent payments of HK$3,400,000 (2000: HK$3,770,000) in the profit and loss account in respect of the land use fee paid for the operations of a hotel in Beijing. The basis for the determination of the contingent rent payments is set out in note 43(n) to the financial statements.

SSAP 14 (Revised), which was adopted during the year, requires lessors under operating leases to disclose the total future minimum operating lease receivables under non-cancellable operating leases, as detailed in note (a) above. This disclosure was not previously required. SSAP 14 (Revised) also requires lessees under operating leases to disclose the total future minimum operating lease payments, rather than only the payments to be made during the next year as was previously required. Accordingly, the prior year comparative amounts for operating leases as lessee in note (b) above, have been restated to accord with the current year's presentation.

41. CAPITAL COMMITMENTS

In addition to the operating lease commitments detailed in note 40(b) above, the Group and the Company had the following capital commitments at the balance sheet date:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land and buildings:				
Authorised, but not contracted for	**109,580**	72,982	**—**	—
Contracted, but not provided for	**99,990**	58,012	**—**	—
	209,570	130,994	**—**	—
Plant and machinery:				
Authorised, but not contracted for	**45,322**	115,172	**—**	—
Contracted, but not provided for	**42,555**	44,868	**—**	—
	87,877	160,040	**—**	—
Capital contributions to subsidiaries and associates:				
Authorised, but not contracted for	**72,197**	—	**—**	—
Contracted, but not provided for	**94,315**	40,776	**76,294**	151,825
	166,512	40,776	**76,294**	151,825
Total capital commitments	**463,959**	331,810	**76,294**	151,825

42. POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the following significant events occurred:

(i) On 6 March 2002, the Company has conditionally agreed to provide a corporate guarantee (the "Guarantee") executed by the Company in favour of the prospective investors for the payment of principal and interest thereon in respect of the 5 years convertible bonds to be issued by Yanjing Brewery, an indirect owned subsidiary, with an aggregate principal amount of RMB700 million with a face value of RMB100 each. Yanjing Beer Group, which has beneficial interests in Yanjing Brewery, agrees to provide the Company with a counter indemnity to indemnify the Company in respect of any contingencies arising from the portion of the Guarantee exceeding the Company's effective proportional equity interest of 55.45% in Yanjing Brewery. The granting of the Guarantee is subject to the approval by shareholders of the Company in an extraordinary general meeting to be held on 11 April 2002.

(ii) On 1 April 2002, a formal listing application was made by San Yuan for the proposed listing of its shares on the Shanghai Stock Exchange. San Yuan proposes to offer 150 million new shares of par value at RMB1.00 each for subscription in the PRC at an issue price yet to be determined. As at the date of approval of these financial statements, the listing procedures are still in progress.

43. RELATED PARTY TRANSACTIONS

In addition to the transactions set out in notes 18, 19 and 28, during the year, the Group entered into the following material transactions with related parties:

Name of company	Nature of transaction	Notes	2001 HK$'000	2000 HK$'000
Ultimate holding company				
Beijing Holdings Limited and its associates	Rental income	(a)	**3,170**	3,259
	Rental and related expenses	(a)	**4,459**	5,235
Joint venture partners of subsidiaries				
Yanjing Beer Group and its associates	Purchase of bottle labels	(b)	**38,577**	41,008
	Purchase of bottle caps	(b)	**46,059**	44,340
	Sale of beer	(p)	**1,417**	—
	Canning service fees paid	(c)	**18,052**	14,577
	Comprehensive support service fees paid	(d)	**14,656**	13,191
	Land rent expenses	(e)	**1,643**	1,643
	Trademark licensing fees paid	(f)	**15,236**	14,303
	Less: 20% refund for advertising subsidies	(f)	**(3,047)**	(2,861)
	Refund for marketing subsidies	(g)	**—**	20,997
	Acquisition of equity interest in Hengyang Yanjing	(h)	**—**	159,558
	Acquisition of equity interest in Xiangfan Yanjing	(h)	**—**	63,586
Beijing San Yuan Group Company ("San Yuan Group") and its associates	Purchase of raw milk	(i)	**198,009**	—
	Interest income on advances made	(j)	**4,629**	—
	Land use fee paid	(k)	**2,261**	—
	Acquisition of equity interest in San Yuan Hua Guan	(l)	**21,225**	—
	Acquisition of a dairy product production factory and related assets and liabilities	(l)	**6,266**	—
	Establishment of a jointly-controlled entity	(m)	**1,500**	—
Beijing Tourism Corporation and its associates	Land use fees paid	(n)	**3,400**	3,770
Jointly-controlled entities				
Beijing McDonald's	Sale of equity interest in Guangdong San Yuan McDonald's Food Company Limited ("Guangdong McDonald's")	(o)	**92,780**	—
	Sale of dairy products	(p)	**25,728**	—
Nantong Wangfujing Department Store Company Limited	Compensation income	(q)	**—**	2,143

43. RELATED PARTY TRANSACTIONS *(continued)*

Name of company	Nature of transaction	Notes	2001 HK$'000	2000 HK$'000
Associates				
Beijing International Switching System Co., Ltd.	Interest income	(r)	**9,623**	5,800
Wanbo Property Management Company Limited	Rental income	(a)	**2,166**	2,405

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of its business.

Notes:

(a) The rentals were determined by reference to the prevailing open market rentals at the time when the lease agreements were entered into.

(b) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing for the preceding year.

(c) Canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a pre-agreed profit margin.

(d) Comprehensive support service fees paid included the following:

— a security and canteen services fee which was determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and

— rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(e) Land rent expenses were charged at a mutually-agreed amount of RMB1,744,000 per annum.

(f) Trademark licensing fees paid were for the use of the "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products by Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

(g) The refund for marketing subsidies from Yanjing Beer Group was at a mutually-agreed amount pursuant to an agreement entered into between Yanjing Brewery and Yanjing Beer Group on 9 April 2001, and was determined with reference to the actual amount of marketing expenses incurred by the Group in the year ended 31 December 2000 in promoting the "Yanjing" brand name in general.

(h) The considerations paid for the acquisitions were determined on the basis of the net asset values of Hengyang Yanjing and Xiangfan Yanjing under the asset appraisal reports assessed on 31 December 1999 and issued by an independent PRC valuer.

(i) The purchase prices of the raw milk were determined by reference to the prevailing market rates.

(j) Interest income from San Yuan Group arose from advances made to San Yuan Group, which bore interest at the prevailing market rates at the time the advances were made.

(k) Land use fee was charged at a mutually-agreed amount of RMB2,400,000 for the year ended 31 December 2001.

43. RELATED PARTY TRANSACTIONS *(continued)*

Notes: (continued)

(l) The considerations were determined on the basis of the fair values of San Yuan Hua Guan and the dairy product production factory and related assets and liabilities with reference to the appraisal reports prepared by an independent PRC valuer.

(m) The capital contribution to the jointly-controlled entity made by the Group is in accordance with the joint venture agreement entered into between the Group, San Yuan Group and other third parties.

(n) Land use fees were determined based on 3% of the annual gross turnover of Jian Guo Hotel Joint Venture Beijing.

(o) The equity interest in Guangdong McDonald's was sold at cost.

(p) The selling prices of the beer and dairy products were determined by reference to the prevailing market rates.

(q) The compensation income received in the prior year was based on a mutually-agreed amount of RMB2,275,000.

(r) Detailed terms of the loan are disclosed in note 19 to the financial statements.

44. COMPARATIVE AMOUNTS

As further explained in note 2 to the financial statements, due to the adoption of certain new and revised SSAPs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year adjustments have been made and certain comparative amounts have been reclassified to conform to the current year's presentation.

45. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 10 April 2002.

RESULTS

	Year ended 31 December				
	1997	1998	1999	2000	**2001**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
	(Notes a & b)	*(Note b)*	*(Note b)*	*(Note b)*	
TURNOVER	3,370,694	3,396,578	3,823,713	5,212,882	**6,227,282**
Operating profit	962,516	446,499	488,489	534,651	**691,760**
Share of profits and losses of:					
Jointly-controlled entities	(5,130)	(17,324)	(34,279)	7,330	**7,980**
Associates	141,658	242,607	202,957	192,052	**201,471**
Profit before tax	1,099,044	671,782	657,167	734,033	**901,211**
Tax	(106,079)	(107,931)	(104,653)	(146,191)	**(167,736)**
Profit before minority interests	992,965	563,851	552,514	587,842	**733,475**
Minority interests	(164,631)	(89,349)	(68,231)	(62,847)	**(155,947)**
Net profit attributable to shareholders	828,334	474,502	484,283	524,995	**577,528**

ASSETS AND LIABILITIES

	31 December				
	1997	1998	1999	2000	**2001**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
	(Notes a & b)	*(Note b)*	*(Note b)*	*(Note b)*	
TOTAL ASSETS	9,567,260	11,888,739	14,161,957	15,302,836	**16,653,826**
TOTAL LIABILITIES	(2,153,947)	(3,819,820)	(5,682,952)	(5,918,598)	**(6,374,801)**
MINORITY INTERESTS	(1,667,168)	(2,037,817)	(2,185,103)	(2,783,250)	**(3,174,397)**
NET ASSETS	5,746,145	6,031,102	6,293,902	6,600,988	**7,104,628**

Notes:

(a) The result for the year ended 31 December 1997 has been prepared on a pro forma combined basis as if the current group structure had been in existence throughout that year.

(b) The financial statements have been retrospectively restated as a result of changes in accounting policies for proposed dividends and the provision for cost of major overhauls of the expressway and related structures, adopted by the Group in 2001 and as set out in notes 12 and 34 to the financial statements.

Details of the Group's major investment and hotel properties, properties under development and properties held for sale are as follows:

INVESTMENT AND HOTEL PROPERTIES

Location	Percentage of interest in property attributable to the Group	Use	Lease terms
Level 6, Levels 8 to 12 and Levels 17 to 18, Scriven Tower Phase II, 24 Jian Guo Men Wai Avenue, Dongcheng District, Beijing, The PRC	100	Commercial	Medium term lease 28/12/2043
Flat A, 23/F, Tower 3, The Floridian, No. 18 Sai Wan Terrace, Quarry Bay, Hong Kong, The PRC	100	Residential	Medium term lease 18/12/2033
Jianguo Hotel, Jian Guo Men Wai Avenue, Dongcheng District, Beijing, The PRC	50.5	Hotel operations	Medium term lease 6/4/2037
Phases I, II and III of Badaling Hot Spring Resort, 35 Guishui North Street, Yanqing County, Beijing, The PRC	75	Hotel operations	Medium term lease 29/9/2036 to 30/12/2038
Beijing Sanyuan Guangan Guesthouse, 4 East Lane, Guangwai Xinju, Xuanwu District, Beijing, The PRC	74.77	Hotel operations	Medium term lease 27/6/2018
Part of the second floor and the whole of the third floor, A No. 1 Jian Guo Men Wai Avenue, Chao Yang District, Beijing, The PRC	46.11	Office building	Medium term lease 15/12/2043
Units 1103, 1701, 1704, 1803 and 1903, Hong Kong Worsted Mills Industrial Building, 31–39 Wo Tong Tsui Street, Kwai Chung, New Territories, Hong Kong, The PRC	53.93	Industrial	Medium term lease 30/6/2047

PROPERTIES UNDER DEVELOPMENT

Location	Expected use	Site area sq. meter	Gross floor area sq. meter	Completion percentage	Expected date of completion	Percentage of interest attributable to the Group
Block 7, Wan Bo Yuen Small District, 72 You An Men Nei Avenue, Xuanwu District, Beijing, The PRC	Residential	3,008	32,670	10	12/2003	50
Yuan Jia International Apartment, 40 Xinzhong Street, Dongcheng District, Beijing, The PRC	Residential	2,500	35,000	10	5/2003	56.08

PROPERTIES HELD FOR SALE

Location	Use	Gross floor area sq. meter	Percentage of interest in property attributable to the Group
Block A of Chengdu Wangfujing Plaza, 13 Zhongfu Road, Jinjiang District, Chengdu, Sichuan Province, The PRC	Hotel operations	74,600	35.07
Wan Bo Yuen Small District, 72 You An Men Nei Avenue, Xuanwu District, Beijing, The PRC	Residential	148,000	50
Chaofeng Villas, South of Shisanling Reservoir, Changping County, Beijing, The PRC	Residential	19,100	50
14 Zaojun Temple, Xueyuan South Road, Haidian District, Beijing, The PRC	Residential	7,000	74.77

PROPERTIES HELD FOR SALE *(continued)*

Location	Use	Gross floor area sq. meter	Percentage of interest in property attributable to the Group
Units 101–103, 107, 1501, 1503, 2001, 2101 and 2103–2104; private car park nos. 4, 6, 8, 10–13, 16, 19–21 and 28 on the upper ground floor; lorry car park nos. 2–8, 12–14, 16–25, 27, 29 and container space no. 30 on the ground floor, roof and external wall, Hong Kong Worsted Mills Industrial Building, 31-39 Wo Tong Tsui Street, Kwai Chung, New Territories, Hong Kong, The PRC	Industrial	4,143	53.93

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Ballroom C, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 13 June 2002 at 2:30 p.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2001;

2. To declare a final dividend;

3. To elect Directors and to authorise the Board of Directors to fix Directors' remuneration;

4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

   "THAT

   (a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

   (b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

   (c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

      (iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

   "THAT

   (a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held."; and

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the general mandate granted to the Directors of the Company pursuant to resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares since the granting of such general mandate referred to the above resolution 5, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution".

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 10 April 2002

Notes:

1. The Register of Members will be closed from Monday, 10 June 2002 to Thursday, 13 June 2002 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2001 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 7 June 2002.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

4. An explanatory statement containing further details regarding resolutions 5 to 7 above will be sent to shareholders shortly together with the 2001 Annual Report.

目 錄

註冊辦事處

香港中環
干諾道中168－200號
信德中心西座34樓
電話：(852) 2915 2898
傳真：(852) 2857 5084

互聯網網址

http://www.behl.com.hk

執行董事

胡昭廣先生(主席)
衣錫群先生(副主席)
熊大新先生(執行副主席兼總裁)
白金榮先生(執行副總裁)
劉　凱先生(副總裁)
邢春華先生
鄭萬河先生
魏恩鴻先生
李福成先生
畢玉璽先生
李　滿先生
李中根先生

獨立非執行董事

劉漢銓先生
李東海先生
王憲章先生

非執行董事

方　方先生

公司秘書

譚振輝先生 *CFA AHKSA*

核數師

安永會計師事務所

法律顧問

香港法律：
孖士打律師行

中國法律：
海問律師事務所

主要往來銀行

香港：
中國銀行(香港)有限公司
交通銀行，香港分行
法國巴黎銀行香港分行
中國建設銀行，香港分行
中國工商銀行(亞洲)有限公司
荷蘭合作銀行，香港分行
法國興業亞洲有限公司
住友銀行有限公司

中國：
中國農業銀行
中國銀行
中國建設銀行
廣東發展銀行
中國工商銀行

股份過戶登記處

登捷時有限公司
香港中環
夏愨道10號
和記大廈4樓

公司架構

本集團現時經營四大業務，分別為消費品、基建、旅遊及零售、服務和科技。

基建部份包括管理及經營首都機場高速公路和一間自來水廠之特許經營權。

消費品部份包括製造、分銷與銷售啤酒、葡萄酒、奶製品、加工肉類和海鮮產品。

旅遊及零售服務部份包括提供旅遊、零售及酒店服務。

科技部份則為本集團佔53.93%權益之北京發展(香港)有限公司、佔80%權益之北控高科技發展有限公司及佔40%權益之國際交換系統。國際交換系統為本集團與從事生產交換系統業務之西門子集團合作成立之合資公司。本集團亦已展開如智能卡、全球定位系統、磁懸浮列車及生化工程等數項科技項目。



京泰實業（集團）有限公司
大部份為北京市政府所屬的其他機構
50.37%
49.63%
Beijing Enterprises Investments Limited
61.69%
北京控股有限公司
38.31%
公眾投資者
96%
首都機場高速公路
55.45%
燕京啤酒 γ
50.5%
建國飯店
53.93%
北京發展（香港）有限公司#
100%
自來水廠
51%
葡萄酒廠
75%
八達嶺長城
80%
北控高科技發展有限公司
95%
西餐食品
75%
龍慶峽旅遊
40%
北京國際交換系統有限公司
74.77%
三元食品
50.13%
王府井百貨*
不定
新科技計劃
50%
北京麥當勞
廣東麥當勞
50%
基建投資
消費品
旅遊及零售服務
科技

* 在上海證券交易所獨立上市

γ 在深圳證券交易所獨立上市

\# 在香港聯合交易所有限公司獨立上市

- 本年度營業額達62億港元，比去年攀升19%。
- 本年度經營業務溢利達9.43億港元，比去年增長14%。
- 本年度股東應佔純利達5.78億港元，比去年躍升10%。
- 每股盈利達0.93港元，比去年增長10%。
- 建議派付二零零一年度末期股息每股18港仙。

財務狀況	二零零一年終 百萬港元	二零零零年終 百萬港元 (重新列帳)
現金	**4,072**	3,756
短期貸款	**2,856**	2,457
長期貸款	**1,837**	1,910
少數股東權益	**3,174**	2,783
股東資金	**7,105**	6,601
負債淨額	**(621)**	(611)
財務比率		
淨資產回報率	**8.1%**	7.9%
淨負債資本比率	**8.8%**	9.3%

財務摘要

營業額（千港元）


3,054,794
3,370,694
3,396,578
3,823,713
5,212,882
6,227,282
1996
1997
1998
1999
2000
2001

股東應佔純利（千港元）


267,984
443,408*
474,502
484,283
524,995
577,528
1996†
1997†
1998†
1999†
2000†
2001

† 重新列帳

* 股東應佔純利不包括從認購款項所賺取之利息收入、視作出售一間附屬公司之收益及一間聯營公司所收增值稅及營業稅退款。

淨資產（千港元）


1,653,594
5,746,145
6,031,102
6,293,902
6,600,988
7,104,628
1996†
1997†
1998†
1999†
2000†
2001

† 重新列帳

本人欣然宣佈北京控股有限公司(「本公司」)連續四年錄得盈利增長。綜合營業額攀升19%至62億港元。股東應佔純利自一九九七年上市以來首次錄得雙位數字增長，增加10%至5.78億港元。每股盈利取得相同升幅，增長至0.93港元。



中國已經成功加入世界貿易組織，北京也贏得二零零八年奧運會的主辦權，這些因素為中國和北京的經濟增添了新的強大發展動力。

奧運經濟對本公司蘊藏巨大的商業機會。首先本公司依托北京市政府，在配合政府運作奧運項目方面有着獨特的背景和地利、人和的優勢；其二，我們的主要業務板塊均屬於在奧運經濟中直接受益的行業領域。

目前我們已經初步具備了基礎設施類、環保類、高科技類和旅遊類等奧運概念項目基礎。

從環保類項目看，我們有中央液態冷熱源、浮法玻璃等項目，都非常符合奧運規劃關於治理環境污染、開發新能源的要求；從高科技類項目看，我們投資的全球定位系統、一卡通等項目，都是建設智能化交通指揮調度系統和現代化交通管理網絡信息系統，還有我們正在建造的生物工程及新醫藥旗艦。同時，我們投資了為中關村地區舖設光纜和磁懸浮列車等基建項目。在旅遊類方面，我們正在積極推進的旅遊板塊資產重組就是為更好地把握奧運機遇而採取的重要舉措。這些都表明北控在奧運經濟中已經具備了初步的項目基礎和發展定位。

本公司未來五年的策略主要在拓展戰略、科技戰略和重組戰略。

拓展戰略即積極穩妥地拓展現有業務，使現有業務水平有較大提高，盈利能力穩步增長，企業面貌發生新的變化。

科技戰略即以資訊科技和生物工程及新醫藥為重點方向，不斷加大在高新技術領域的投資力度，積極探索投資方式和運作模式，努力實現產業化，其中的突破口是加快構築資訊科技和生物工程及新醫藥兩隻高科技產業旗艦。

在重組戰略方面，二零零一年我們加大了在資本市場上的運作力度。旅遊業務板塊資產重組進展比較順利，重組完成後對捕捉由北京申奧成功帶來的巨大商機將十分有利。三元A股上市也按計劃進行。

總之，二零零二年對於北京控股來説仍然是充滿希望的一年，我們將繼續依托北京市政府的支持，充分發揮公司地處京港兩地的雙重優勢，繼續堅持積極、穩健的發展策略。堅持鋭意創新的企業精神，借助中國、北京經濟持續健康快速發展和奧運經濟的大勢，不斷開發新的利潤增長點和拓展新的更廣闊的成長空間，努力實踐我們對市場和股民的承諾。

最後，我們謹此向董事局同僚及全體員工致謝，感謝大家在過去一年至誠投入、不斷支持。

胡昭廣

主席

香港
二零零二年四月十日

業務回顧

在二零零一年度本集團取得令人鼓舞的業績增長。本公司之綜合營業額及股東應佔溢利分別約達到62億港元及5.78億港元，較二零零零年分別增加19%及10%，是本公司在一九九七年上市後盈利增長首次達雙位數字。本集團四大主營業務大部份在二零零一年錄得滿意增長。



(1) **基建**

首都機場高速公路(「機場高速」)

交通流量繼續錄得穩定增長，二零零一年達到2,950萬架次，比去年同期增加13%。機場高速之營業淨額及除稅後溢利分別達3.15億港元及1.7億港元，較二零零零年大幅增加16%及16%。於二零零一年的平均使用率約72%，預期入世後北京的商業活動會刺激交通流量增加。而二零零八年奧運盛事亦會在未來數年引來更多遊客，進一步促進交通流量。



自來水廠特許權

二零零一年之淨溢利為1.45億港元。本集團定期從北京市自來水廠收取保證現金收入。



(2) **消費品**

啤酒

燕京啤酒二零零一年的發展策略是加強銷售工作，在牢牢控制北京市場的前提下，重點開發全國市場，同時改善產品質量；對外收購兼併也產生了積極效應，二零零一年銷量達166萬噸，實現營業淨額20億港元，分別比去年增長45%及33%。啤酒業務的淨利潤為1.9億港元。

展望未來，燕京啤酒的策略為鞏固其品牌及銷量之市場領導地位。與此同時，燕京啤酒會加大力度控制成本，提升整體效益。



奶製品及食品業務

三元食品二零零一年通過調整產品結構，加強管理，各項經濟指標較二零零零年都有一定增長。它的營業淨額及稅後利潤達到9.5億港元及6,640萬港元，分別比去年同期增長43%及28%。三元新收購的卡夫食品北京公司及廣東麥當勞在二零零一年已能扭虧為盈。



北京麥當勞已取得規模效益，盈利大幅增長。二零零一年底北京及廣東麥當勞共經營135間餐廳。

三元食品已經正式向中國証監會申請在A股市場進行首次公開發售。發售新股所得資金將用於拓展三元之生產設施及銷售網絡，其策略是發展成為全國奶業制品商之市場領導者。


DRY RED
WINE

葡萄酒廠

順興酒廠及豐收酒廠二零零一年遇到產品結構調整問題，營業淨額及稅後利潤比去年同期都有所下降。

(3) 旅遊及零售服務

零售服務

王府井百貨集團(「王府井」)二零零一年由於資產重組的順利完成，業績有重大轉機，百貨連鎖發展戰略也取得了初步成效，旗下各省市的百貨店業績都有盈利。二零零一年營業淨額為20億港元，稅後利潤3,817萬港元，扭轉虧損局面。



酒店服務

建國飯店由於北京酒店市場競爭激烈，二零零一年的經營遇到了前所未有的難度，客房出租率及平均房價分別為74.5%及549港元，比去年略有下降。餐飲業務在上半年受到交通管制影響亦拖低了營業額。建國飯店全年之營業淨額為1.08億港元，稅後利潤為1,013萬港元，比去年下降10%及38%。


JIANGUO HOTEL

旅遊服務

於二零零一年，八達嶺長城之入場人數為367萬人次，與去年持平。由於門票收費調高，門票總收入比去年顯著提高。長城溫泉度假酒店於二零零一年經營仍然困難，客房出租率有所下降，平均房價與去年持平。八達嶺旅遊發展有限公司之二零零一年合併營業淨額為1.54億港元，稅後利潤為1,231萬港元，分別比去年增加25%及17%。

二零零一年到龍慶峽觀光之旅客人數為646,793人次，比去年同期增11%，營業淨額比去年同期增8%至3,573萬港元。由於宣傳及營銷費用壓力較大，稅後利潤減少193萬港元至257萬港元。




血脂康
Xuezhikang

(4) 科技業務

國際交換系統（一間聯營公司）

二零零一年內地之交換系統市場競爭仍然很激烈，國際交換系統通過各級管理層想方法設法開拓市場，並採取更加有效靈活的銷售策略，銷售量達到1,176萬線的空前紀錄，營業淨額超過38億港元，比去年增長30%。國際交換的稅後利潤約4.08億港元，比去年同期增長12%。去年他們還特別加大了應收帳款催繳力度，使應收帳款在餘額及帳齡結構上均出現較大幅度的好轉。

其他科技業務

北京發展（香港）有限公司
Beijing Development (Hong Kong) Limited

北京發展（香港）有限公司作為本公司的資訊科技旗艦已取得很大進展，旗下的電信通互聯網供應商及寬頻基建業務已開始盈利。公司其他的科技業務投資經過重組及發展後，盈利比去年都有所增長。

資本及財政狀況

於年結日，股東資本增至約71億港元，而少數股東權益則增至約32億港元。於二零零一年十二月三十一日，本集團的現金及借貸分別約為40億港元及47億港元。淨負債資本比率為8.8%。本集團的外幣借貸以同等金額的港元及美元存款全數對沖。

執行董事

胡昭廣，現年63歲，為本公司及本公司之母公司京泰實業（集團）有限公司（「京泰集團」）的主席。彼於一九六四年在中國清華大學畢業，及於瑞典完成一管理課程。胡先生亦擔任清華大學兼職教授。自一九九三年二月至一九九八年一月，胡先生為北京市政府副市長，負責北京科學技術發展及教育事務。於一九八八至一九九三年，胡先生為北京新技術開發區辦公室主任，並為北京海淀區政府的區長。胡先生在經濟、財務及企業管理方面積逾31年經驗。胡先生於一九九七年四月加入本集團。

衣錫群，現年55歲，為本公司副主席及京泰集團副董事長兼總經理。彼於一九七五年畢業於北京化工學院。其後又於清華大學完成經濟管理工程學業，獲研究生學歷。一九八六年至一九八七年，衣先生曾主持北京市人民政府經濟體制改革辦公室工作。一九八七年至一九九一年出任北京市西城區區長。自一九九一年起，彼先後擔任北京市市長助理，同時兼任北京市對外經濟貿易委員會主任，北京市經濟技術開發區管委會主任。在宏觀及微觀經濟管理方面具有較深學識和豐富經驗。衣先生於一九九九年十二月加入本集團。

熊大新，現年52歲，為本公司執行副主席兼總裁。彼於一九八二年畢業於首都經貿大學經濟學系，并獲得高級經濟師職稱。熊先生自一九九四年五月至二零零零年二月擔任北京市政府副秘書長，負責協調北京市金融和綜合經濟事務。同時，於一九九四年至一九九八年兼任北京市法制辦公室主任，並在一九九八年至二零零零年二月期間兼任北京市政府辦公廳主任一職。於一九八九年至一九九二年，熊先生曾擔任北京市石景山區副區長；並於一九九二年至一九九四年期間擔任北京市商業委員會副主任一職。熊先生在經濟及企業管理方面積逾二十多年豐富經驗。熊先生於二零零零年二月加入本集團。

白金榮，現年52歲，為本公司執行董事兼常務副總裁。彼於一九八五年畢業於北京師範大學。一九九二年至一九九七年期間，白先生亦為北京市經濟體制改革委員會副主任。一九八三年至一九九二年期間，白先生曾擔任北京化工集團政策研究室副主任和主任的職務。白先生在經濟、財務及企業管理方面積逾27年經驗。白先生於一九九七年四月加入本集團。

劉凱，現年48歲，為本公司執行董事、副總裁，兼任北京控股投資管理有限公司總經理并主要負責其管理工作。彼於一九七九年畢業於清華大學機械系，其後又於國家行政學院修讀國民經濟管理專業，獲取研究生文憑。劉先生先後於北京市交通運輸局、北京市交通運輸總公司出任高層管理職務，并於經濟、企業管理方面積逾22年經驗。劉先生於二零零一年一月加入本集團。

邢春華，現年67歲，為本公司的執行董事。彼於一九六四年在中國人民大學畢業。自一九八四年以來，彼為三元集團公司的副總經理和總經理。一九八二年至一九八四年期間，彼曾任中國房山縣最高行政長官一職。自一九九七年三月十三日起，彼出任三元食品之董事長。彼於經濟、農業及企業管理方面積逾42年經驗。邢先生於一九九七年四月加入本集團。

鄭萬河，現年50歲，為本公司的執行董事。彼於一九八三年在北京經濟學院畢業。自一九八四年十一月起，彼擔任北京王府井百貨大樓副總經理等職務，後為王府井百貨集團的副主席兼總經理。彼於經濟、零售業及企業管理方面積逾12年經驗。鄭先生現為中國青年企業家協會的副會長及中國商業聯合會常務理事。鄭先生於一九九七年四月加入本集團。

魏恩鴻，現年65歲，為本公司的執行董事。彼於一九五九年在北京郵電學院畢業。自一九九六年起，彼為北京國際交換系統有限公司的主席。一九八三年至一九九六年期間，彼曾先後出任中國黑龍江省郵電管理局的副局長及中國河北省郵電管理局的局長。彼於郵電業及管理方面積逾37年經驗。魏先生於一九九七年四月加入本集團。

李福成，現年47歲，為本公司的執行董事。自一九八三年起，彼曾任燕京啤酒廠的副書記及書記等職務，並為燕京集團的主席和總經理。李先生於釀酒業積逾22年經驗。李先生於一九九七年四月加入本集團。

畢玉璽，現年53歲，為本公司執行董事。彼畢業於北京農業大學經濟管理系，獲學士學位，並得高級經濟師職稱。畢先生曾任北京市交通局常務副局長，現為北京市首都公路發展有限責任公司董事長，并於公路建設與企業管理方面積逾34年經驗。畢先生於二零零零年八月加入本集團。

李滿，現年44歲，為本公司執行董事。彼先後畢業於北京師範學院哲學系及北京工業大學經濟學系。自一九九六年起，彼為北京延慶縣行政學院常務副院長及北京科技大學延慶分校常務副校長。李先生現為八達嶺特區辦事處主任，八達嶺旅遊總公司總經理、八達嶺旅遊發展有限公司總經理。彼於企業管理、酒店管理和旅遊發展方面積逾多年經驗。李先生於二零零一年八月加入本集團。

李中根，現年50歲，為本公司的執行董事。彼於一九七七年畢業於北京第二外語學院。自一九九四年十月以來，彼出任北京旅遊集團有限責任公司董事、副總經理。在此之前，於一九八七年四月至一九九四年十月期間內，彼曾擔任多個職務 — 建國飯店總經理、北京市旅遊局國有資產管理處處長、北京旅遊局局長助理副局長、北京旅遊公司和北京酒店管理公司總經理。李先生在財務、旅遊發展和酒店管理方面積逾22年經驗。李先生於一九九七年四月加入本集團。

獨立非執行董事

劉漢銓，現年54歲，彼擁有倫敦大學法律學士學位，是香港最高法院律師、中國司法部委托公證人、國際公證人、香港立法會議員、中國人民政治協商會議全國委員會委員、香港特別行政區(「香港特區」)首屆政府推選委員會成員及非官守太平紳士。彼曾於一九九二年至一九九三年間出任香港律師會會長。劉先生曾任香港特區籌備委員會成員及臨時立法會議員。劉先生於一九九七年四月加入本集團。

李東海博士 GBS, 太平紳士，現年80歲，為香港東泰公司集團主席及多家上市公司之董事或非執行董事，並為東華三院顧問局顧問、東華三院歷屆主席會主席、香港友好協進會主席、中華海外聯誼會副會長等多個公職委員會成員及社團首長。現為中國人民政治協商會議全國委員會常務委員，並曾任國務院港澳事務辦公室及新華社香港分社港事顧問，以及香港特別行政區籌備委員會委員，中華人民共和國香港特別行政區第一屆政府推選委員會委員。李氏曾獲多國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜、及比利時里奧普二世司令勳銜，一九九九年獲中華人民共和國香港特別行政區政府頒授金紫荊星章榮譽。李氏在商業管理方面積逾42年豐富經驗。

王憲章，現年60歲，一九六五年畢業於中國東北財經大學。彼由一九七零年起從事保險事業，曾任中國人民保險公司(「中保公司」)大連市分公司副總經理、遼寧省分公司總經理。一九八六年至一九九五年，擔任中保公司副董事長兼副總經理。一九九六年至今，擔任中國人民保險(集團)公司副董事長兼副總經理。一九九三年建立香港中保集團，自此兼任香港中國保險(集團)有限公司副董事長兼總經理。王先生亦為香港民安保險有限公司、中國再保險(香港)有限公司、中保永興國際(集團)有限公司的董事長，以及中國銀行、嘉華銀行有限公司、鵬利保險(百慕達)有限公司等多家金融保險機構的董事。王先生於一九九七年四月加入本集團。

非執行董事

方方，現年36歲，現為 J.P. 摩根證券亞洲私人有限公司之董事。方先生曾為本公司副總裁，專責處理企業融資、法律及企業傳訊等工作。方先生於中國清華大學畢業並取得信息管理系統學士學位後，赴美國 Vanderbilt 大學取得工商管理碩士學位。在加入本公司之前，方先生曾於紐約及香港之美林證券公司及海裕金融集團任職，負責企業融資工作及顧問服務。方先生對於國內企業的重組和融資有相當豐富的經驗。方先生現時擔任本集團主席顧問。

高級管理人員

鄧其，現年48歲，為本公司副總裁，專責處理企業融資，法律及企業傳訊等工作。彼於一九七七年畢業於北京外語學院，其後又於一九八三年在瑞士洛桑大學取得管理研究生文憑。鄧先生在銀行，企業融資，證券及企業管理方面擁有超過十七年的工作經驗。在加入公司之前，鄧先生曾於中國國際信託投資公司，法國東方匯里亞洲有限公司，荷蘭商業銀行，華夏證券等機構任職。鄧先生於二零零一年一月加入本集團。

譚振輝，現年40歲，為本公司財務總監兼公司秘書。譚先生畢業於香港理工大學，持有會計文學士學位，為特許金融分析師(「CFA」)成員及香港會計師公會的會員。譚先生曾於主要國際性會計師行任職，於核數及公司顧問服務方面積逾12年經驗。譚先生曾參與不同行業的上市及審計工作，包括電子、家電、運動鞋製造、銀行、保險、證券及物業發展等。譚先生於一九九七年四月加入本集團。

毛祥東，現年34歲，為本公司技術總監，參與公司戰略發展規劃制定和高科技投資領域技術審定工作。毛先生于一九九八年取得博士學位之後，繼續在清華大學計算機科學與技術系完成了博士後研究工作。在加入本公司之前，毛先生有過從事高科技領域投資的工作經驗，同時，在中國大陸作為國家高技術發展八六三計劃資訊領域重點項目的負責人，兩年來，組織管理過數個資訊產品的研究開發和產業化工作，是IEEE會員。毛先生于二零零一年一月加入本集團。

董事局謹提呈本公司與本集團截至二零零一年十二月三十一日止年度之董事局報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股，而其主要附屬公司之主要業務詳情載於財務報表附註17。除了收購提供電訊及資訊科技相關之服務和產品之業務外，本集團之主要業務性質於年內並無重大改變。

分類資料

本集團按主要業務與經營地區分析之截至二零零一年十二月三十一日止年度之營業額與業績貢獻載於財務報表附註4。

業績及股息

本集團截至二零零一年十二月三十一日止年度之溢利和本公司與本集團於該日之財務狀況載於財務報表第24頁至第93頁。

本公司已於二零零一年十月十五日支付中期股息每股普通股0.10港元。董事建議向於二零零二年六月十三日名列股東名冊之股東支付本年度末期股息每股普通股0.18港元。是項建議已經在資產負債表股本及儲備內列為分配保留溢利處理，納入財務報表內。是項會計處理之其他詳情載於財務報表附註12。

財務資料概要

本集團過去五個財政年度之已刊發業績與資產及負債之概要載於第94頁。此概要摘錄自經審核財務報表，並已在適當時重新分類和重新呈列，但不屬於經審核財務報表之一部份。

固定資產與投資及酒店物業

本公司與本集團固定資產與投資及酒店物業於本年度之變動詳情載於財務報表附註14。本集團投資及酒店物業之詳情載於第95頁。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司概無於年內購買、贖回或出售本公司任何上市證券。

儲備

本公司與本集團之儲備於年內之變動詳情載於財務報表附註37。

可供分派儲備

於二零零一年十二月三十一日，根據香港公司條例第79B條之規定計算，本公司可供分派之儲備達824,805,000港元。此外，本公司達4,839,497,000港元之股份溢價帳可以繳足紅股之方式分派。

主要客戶及主要供應商

於回顧年內，本集團向五大客戶作出之銷售及向五大供應商作出之採購分別佔本集團之營業額及採購額少於30%。

董事

本公司於本年度之董事如下：

執行董事：

胡昭廣先生 *(主席)*
衣錫群先生 *(副主席)*
熊大新先生 *(執行副主席兼總裁)*
白金榮先生 *(執行副總裁)*
劉　凱先生 *(副總裁)*　　(於二零零一年一月十五日獲委任)
邢春華先生
鄭萬河先生
魏恩鴻先生
李福成先生
畢玉璽先生
李　滿先生　　(於二零零一年八月三十日獲委任)
李中根先生
喬　雨先生　　(於二零零一年八月三十日辭任)

非執行董事：

方方先生

獨立非執行董事：

劉漢銓先生
李東海先生
王憲章先生

根據本公司之公司組織章程細則第96條及105(A)條，邢春華、鄭萬河、魏恩鴻、李福成、李滿與李中根諸位先生將會退任，並有資格在即將舉行之股東週年大會上膺選連任。

董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之履歷詳情載於本年報第12頁至第15頁。

董事之服務合約

除劉凱先生外，其餘各擬於即將舉行之股東週年大會膺選連任之執行董事均與本公司訂有於二零零一年十二月三十一日尚餘十七個月之服務合約。劉凱先生已與本公司訂立服務協議，由二零零一年一月十五日起計為期三年。

除上文披露者外，所有擬於即將舉行之股東週年大會膺選連任之董事概無與本公司訂有不能由本公司於一年內免付補償（法定補償除外）而終止之服務合約。

董事於合約之權益

年內，於本公司、其任何控股公司、附屬公司或同系附屬公司訂立之任何重大合約中，董事概無擁有實際權益。

董事於股份之權益

於二零零一年十二月三十一日，按照本公司依據證券（披露權益）條例（「披露權益條例」）第29條所存置名冊之記錄，董事及其聯繫人擁有本公司及其相聯法團以下已發行股本之權益：

董事姓名	相聯法團名稱	權益性質	持有之股份數目
鄭萬河	北京王府井百貨（集團）股份有限公司	個人	45,738
李福成	北京燕京啤酒股份有限公司	個人	18,720

除上文披露者外，董事或其聯繫人於本公司或其任何相聯法團（定義見披露權益條例）之證券中，概無擁有已記錄在本公司根據披露權益條例第29條所存置名冊上或依據上市公司董事之證券交易標準守則需通知本公司及香港聯合交易所有限公司（「聯交所」）之個人、家族、公司或其他權益。

董事購入股份或債券之權利

除下文「購股權計劃」一段所披露者外，於年內概無向任何董事或彼等各自之配偶或其未滿十八歲之子女授出藉收購本公司股份或債券獲取利益之權利，彼等亦無於年內行使任何此等權利。本公司、其任何控股公司、附屬公司或同系附屬公司於年內概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等權利。

購股權計劃

本集團設有一項購股權計劃(「該計劃」),旨在向曾對本公司成就有所貢獻之合資格僱員提供鼓勵和獎勵。本公司董事會可酌情邀請本公司及其任何附屬公司之僱員(包括執行董事)按每份購股權1港元之價格,接納可認購本公司普通股之購股權。該項計劃於一九九七年五月十六日生效,除非該計劃另行取消或修訂,否則該計劃由當日起有效十年。

目前可以根據該計劃授出之未行使購股權,在行使時可認購之股份不得多於本公司任何時間已發行股份之10%(「購股權數上限」)。任何人士若全面行使購股權後,會導致該位人士根據先前獲授以及上述之購股權而獲發行及將予發行之股份總數超出購股權數上限之25%,則不得向該位人士授出購股權。於二零零一年十二月三十一日,根據該計劃已授出之購股權可發行之股份為19,950,000股,約佔本公司當日已發行股份之3.2%。

購股權不得轉讓,屬承授人個人所有。購股權可以全面或部份行使,或可視為全面或部份行使(視乎情況而定)。

購股權之行使期間由董事會酌情決定,然而,購股權不得在授出之日起十年後行使。購股權不得在該計劃獲准之日十年以後授出。

購股權價之行使價由董事會釐定,但不得低於下列兩者中之較高者:(i) 一股普通股面值;及(ii)該購股權授出之日前五個交易日,本公司普通股於聯交所所報之每股平均收市價之80%。

以下是根據該計劃授出而於二零零一年十二月三十一日尚未行使之購股權:

		持有購股權之數目			
		附註(a)		*附註(b)*	
		二零零一年	二零零零年	**二零零一年**	二零零零年
董事姓名					
胡昭廣先生		**400,000**	400,000	**3,600,000**	3,600,000
白金榮先生		**240,000**	240,000	**2,160,000**	2,160,000
邢春華先生		**240,000**	240,000	**2,160,000**	2,160,000
鄭萬河先生		**200,000**	200,000	**1,800,000**	1,800,000
魏恩鴻先生		**200,000**	200,000	**1,800,000**	1,800,000
李福成先生		**200,000**	200,000	**1,800,000**	1,800,000
喬　雨先生	*附註(c)*	—	200,000	—	1,800,000
李中根先生		**200,000**	200,000	**1,800,000**	1,800,000
		1,680,000	1,880,000	**15,120,000**	16,920,000
僱員合計	*附註(d)*	**320,000**	350,000	**2,830,000**	3,370,000
		2,000,000	2,230,000	**17,950,000**	20,290,000

購股權計劃 *(續)*

附註：

(a) 該等購股權乃於一九九八年三月三日授出，行使價為每股17.03港元。每位董事及僱員就其獲授之購股權支付之現金代價為1港元。該等購股權可於一九九八年九月一日起計其後十年內隨時行使。於年內概無購股權獲行使。

(b) 該等購股權乃於一九九八年六月二十三日授出，行使價為每股17.03港元。每位董事及僱員就其獲授之購股權支付之代價為1港元。該等購股權可分九個相等部份行使。首部份可於一九九九年一月一日起隨時行使，而其餘每一部份可於其後年度每年之一月一日起行使。所有(未行使)部份均可於二零零七年一月一日起行使，而其後仍未被行使者將於二零零九年一月一日失效。該等購股權於年內概未被行使。

(c) 由於喬雨先生於二零零一年八月三十日辭任，因此其分別於一九九八年三月三日及一九九八年六月二十三日獲授之200,000份及1,800,000份購股權(合共2,000,000份購股權)於二零零一年八月三十日失效。

(d) 由於若干僱員於年內辭任，因此其分別於一九九八年三月三日及一九九八年六月二十三日獲授之30,000份及540,000份購股權(合共570,000份購股權)於年內失效。

購股權計劃之詳情載於財務報表附註36內。

除上述以外，以下是本公司董事於二零零一年十二月三十一日，在根據本公司之間接附屬公司 — 北京發展(香港)有限公司(「北京發展」)(聯交所上市公司)之購股權計劃，獲授可認購北京發展股份之購股權之權益：

董事姓名	持有購股權之數目
熊大新先生	2,800,000
白金榮先生	2,600,000

此等購股權於二零零一年六月十九日授出，每份購股權之行使價為1.13港元。此等購股權可分兩個或三個相等部份行使。首部份可於二零零二年一月一日起隨時行使，而其餘每一部份可於其後年度每年之一月一日起行使。所有(未行使)購股權均於二零零六年六月二十六日失效。該等購股權於年內概未被行使。

已授購股權之財務影響在購股權行使前，不會在本公司或本集團之資產負債表記錄入帳，而且亦不會在損益表或資產負債表記錄購股權之成本。在購股權行使時，本公司會將因而發行之股份按股份面值記錄為「股本增加」，而每股行使價超出股份面值之部份，本公司則會記入股份溢價帳中。在行使日期前失效或註銷之購股權會從尚未行使之購股權名單中刪除。

由於評估購股權價值涉及多個主觀以及不明朗因素，任何對購股權之價值均建基於揣測性假設上，因此評估購股權之價值意義不大，且亦有所誤導，所以董事認為不適宜向外披露董事於年內獲北京發展所授之購股權之理論價值。

主要股東
於二零零一年十二月三十一日，按照本公司依據披露權益條例第16(1)條所存置權益冊之記錄，下列權益佔本公司股本10%或以上：

名稱	持有股份數目	佔本公司股本之百分比
Modern Orient Limited	90,050,000	14.47
Beijing Enterprises Investments Limited *(附註a)*	384,000,000	61.69
京泰實業(集團)有限公司 *(附註b)*	391,577,000	62.90

附註：

(a) 所披露之權益包括由 Modern Orient Limited 擁有之股份。Modern Orient Limited 由 Beijing Enterprises Investments Limited 直接持有100%權益。因此，Beijing Enterprises Investments Limited 乃被視為擁有 Modern Orient Limited 所擁有股份之權益。

(b) 所披露之權益包括由 Beijing Enterprises Investments Limited 及 Modern Orient Limited 擁有之股份。Modern Orient Limited 之控股公司 Beijing Enterprises Investments Limited 為一間由京泰實業(集團)有限公司間接持有50.37%權益之公司。因此，京泰實業(集團)有限公司乃被視為擁有 Beijing Enterprises Investments Limited 及 Modern Orient Limited 所擁有股份之權益。

除上文披露者外，概無任何人士登記擁有本公司須根據披露權益條例第16(1)條記錄之股本權益。

關連交易
本集團於年內進行之關連交易載於財務報表附註43。

本公司之獨立非執行董事已審閱並確認本集團所進行之該等關連交易乃(i)於本集團之日常業務中按一般商業條款，或按對本公司股東而言乃屬公平合理之條款進行；(ii)根據監管該等交易之協議條款進行；及(iii)在聯交所就關連交易授出之豁免函件所載之規限範圍內。

結算日後事項
本集團之重大結算日後事項詳情載於財務報表附註42。

規定控權股東必須履行特別責任之貸款協議

按照聯交所證券上市規則(「上市規則」)第十九項應用指引第3.7.1段，本年報披露有關本公司銀團貸款融資詳情。該項貸款載有若干條件，規定本公司之控股公司必須履行特別責任。

本公司於二零零一年取得一筆達1.8億美元之五年期銀團貸款。該項貸款協議載有若干條件，規定本公司之控股公司必須履行特別責任。若發生下列任何事項，即構成不履約情況：

1. 倘本公司全部已發行股本50%以上之實益權益不再由中國北京市人民政府控制之人士或實體擁有；或

2. 倘本公司之任何控股公司於債項到期時停止或暫停向其一般債權人支付款項，或無法或承認無能力支付其債項或宣佈或終告破產或無力償債。

最佳應用守則

董事局認為，本公司於年報所述會計期間內一直遵守上市規則附錄14所載之最佳應用守則(「應用守則」)，惟本公司之獨立非執行董事並非按應用守則第7段規定按特定年期委任，而是根據本公司之公司組織章程細則輪值告退。

審核委員會

本公司已按照應用守則之規定成立審核委員會，審閱本集團之財務申報程序以及內部監控，並提供此方面之意見，審核委員會由本公司兩位獨立非執行董事組成。

核數師

安永會計師事務所任滿告退，而本公司將於即將舉行之股東週年大會上提呈續聘其為本公司核數師之決議案。

代表董事局



主席

香港
二零零二年四月十日

ERNST & YOUNG
安永會計師事務所

致北京控股有限公司股東
(於香港註冊成立之有限公司)

本核數師行(以下簡稱「我們」)已完成審核載於第24頁至第93頁按照香港公認會計原則編製之財務報表。

董事及核數師各自之責任

公司條例規定董事須負責編製真實與公平之財務報表。在編製真實及公平之財務報表時，董事必須選擇及貫徹採用合適之會計政策。我們的責任是根據我們審核工作之結果，對該等財務報表表達獨立之意見，並向股東作出報告。

意見之基礎

我們是按照香港會計師公會頒佈之核數準則進行審核工作。審核工作範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計和判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需之資料及解釋為目標，使我們能獲得充分之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在表達意見時，我們亦已衡量該等財務報表所載之資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立了合理之基礎。

意見

我們認為，該等財務報表真實與公平地反映 貴公司及 貴集團於二零零一年十二月三十一日之財務狀況及 貴集團截至該日止年度之溢利和現金流量情況，並已遵照公司條例妥善編製。

安永會計師事務所
執業會計師

香港
二零零二年四月十日

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元 (重新列帳)
營業額	5	**6,227,282**	5,212,882
銷售成本		**(4,416,035)**	(3,715,902)
毛利		**1,811,247**	1,496,980
利息收入		**140,606**	186,487
其他收入及收益淨額	5	**242,972**	233,101
銷售及分銷成本		**(486,602)**	(380,660)
行政費用		**(651,469)**	(506,418)
其他經營費用淨額		**(114,342)**	(195,397)
投資及酒店物業之重估盈餘／(虧絀)淨額		**764**	(7,665)
經營業務溢利	6	**943,176**	826,428
財務成本	7	**(251,416)**	(291,777)
佔下列公司盈虧：			
共同控制公司		**7,980**	7,330
聯營公司		**201,471**	192,052
除稅前溢利		**901,211**	734,033
稅項	10	**(167,736)**	(146,191)
未計少數股東權益之溢利		**733,475**	587,842
少數股東權益		**(155,947)**	(62,847)
股東應佔日常業務純利	11	**577,528**	524,995
股息	12		
中期股息		**62,250**	62,250
擬派末期股息		**112,050**	93,375
		174,300	155,625
每股盈利 — 基本	13	**0.93港元**	0.84港元

綜合已確認收益及虧損表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元 *(重新列帳)*
換算海外企業財務報表之兌滙差額：	37		
— 本年度／上年度(如之前所呈列)		**(276)**	18,328
— 會計政策追溯變動產生之影響		—	211
		(276)	18,539
酒店物業之重估盈餘／(虧絀)	37	**2,051**	(780)
在損益表中未確認之淨收益		**1,775**	17,759
股東應佔本年度純利：			
— 本年度／上年度(如之前所呈列)		**577,528**	515,952
— 會計政策追溯變動產生之影響		—	9,043
		577,528	524,995
已確認收益及虧損總額		**579,303**	542,754
直接在儲備內撇銷之商譽	37	—	(79,693)
		579,303	463,061

有關上年度調整所產生影響之附註：

有關上述本年度之已確認收益及虧損總額	**579,303**
重列儲備後作出之上年度調整：	
— 於二零零零年一月一日承上結轉	**58,533**
— 截至二零零零年十二月三十一日止年度	**9,254**
	67,787
自上一份經審核財務報表以來之已確認收益及虧損總額	**647,090**

綜合資產負債表

二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元 *(重新列帳)*
非流動資產			
固定資產	14	**6,981,751**	6,566,900
無形資產	15	**1,271,756**	1,325,395
商譽：	16		
商譽		**126,488**	—
負商譽		**(46,348)**	—
共同控制公司權益	18	**595,452**	296,578
聯營公司權益	19	**592,841**	336,960
發展中物業	24	**141,303**	—
長期應收帳項	26	—	10,257
長期其他應收款項	27	**6,998**	13,998
長期預付款項及按金		**9,290**	23,195
有抵押銀行存款及定期存款	20	**10,852**	8,905
長期投資	21	**304,486**	295,975
		9,994,869	8,878,163
流動資產			
短期投資	22	**44,820**	326,805
持作出售之物業	23	**596,219**	579,161
發展中物業	24	—	204,899
存貨	25	**942,968**	695,363
應收帳項	26	**492,980**	360,464
可收回稅項		**38,140**	33,606
其他應收款項	27	**482,402**	477,302
有抵押銀行存款及定期存款	20	**29,719**	60,596
現金及現金等價物	29	**4,031,709**	3,686,477
		6,658,957	6,424,673
流動負債			
應付帳項	30	**405,360**	319,376
應繳稅項	31	**194,615**	172,231
其他應付款項及應計負債	32	**1,034,416**	1,025,367
銀行及其他貸款	33	**2,856,435**	2,457,205
		4,490,826	3,974,179
流動資產淨值		**2,168,131**	2,450,494
資產總值減流動負債		**12,163,000**	11,328,657

綜合資產負債表

二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元 *(重新列帳)*
非流動負債			
銀行及其他貸款	33	**1,837,413**	1,910,306
其他長期負債	34	**28,004**	27,652
遞延稅項	35	**18,558**	6,461
		1,883,975	1,944,419
少數股東權益		**3,174,397**	2,783,250
		7,104,628	6,600,988
股本及儲備			
已發行股本	36	**62,250**	62,250
儲備	37	**6,930,328**	6,445,363
擬派末期股息	12	**112,050**	93,375
		7,104,628	6,600,988

董事
胡昭廣

董事
熊大新

綜合現金流量表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元 (重新列帳)
經營業務之現金流入淨額	38(a)	**942,950**	1,519,944
投資回報及融資費用			
已收利息		**140,606**	186,487
已付利息		**(251,821)**	(293,464)
聯營公司派發之股息		**164,448**	166,586
付予少數股東之股息		**(80,441)**	(21,548)
已付股息		**(155,625)**	(155,625)
已收投資收入		**12,139**	29,236
投資回報及融資費用之現金流出淨額		**(170,694)**	(88,328)
稅項			
已繳香港利得稅		**(1,201)**	(1,965)
已繳中國所得稅		**(94,218)**	(97,006)
已繳海外所得稅		**(1,687)**	—
已繳稅項總額		**(97,106)**	(98,971)
投資業務			
購買固定資產		**(575,392)**	(591,643)
出售固定資產所得款項		**28,414**	8,784
收購附屬公司	38(c)	**(13,720)**	(338,224)
購入少數股東權益		**(101,506)**	—
收購及增加在共同控制公司及聯營公司之投資		**(200,708)**	(134,874)
應收／應付共同控制公司及聯營公司款項之減少／(增加)淨額		**(160,625)**	159,302
購入長期投資		**(45,765)**	(171,544)
購入短期投資		**(51,578)**	(228,583)
於收購時到期日為三個月以上的定期存款之減少／(增加)		**(210,530)**	2,299,195
有抵押銀行存款及定期存款之減少／(增加)		**28,923**	(69,501)
出售長期投資所得款項		**47,427**	—
出售短期投資所得款項		**386,223**	45,414
出售附屬公司之部份權益所得款項		**89,739**	—
來自出售附屬公司之現金流出額	38(d)	**(31,265)**	—
出售一間共同控制公司所得款項		**92,780**	—
投資業務之現金流入／(流出)淨額		**(717,583)**	978,326
融資活動前之現金流入／(流出)淨額		**(42,433)**	2,310,971

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元 (重新列帳)
融資活動	38(b)		
少數股東繳入之股本		**47,693**	382,394
新增貸款		**4,503,929**	2,074,828
償還貸款		**(4,385,791)**	(2,371,592)
融資活動之現金流入淨額		**165,831**	85,630
現金及現金等價物增加		**123,398**	2,396,601
年初之現金及現金等價物		**3,586,219**	1,185,181
滙率變動之影響淨額		**(180)**	4,437
年終之現金及現金等價物		**3,709,437**	3,586,219
現金及現金等價物結餘之分析			
現金及銀行存款		**1,874,474**	1,439,670
定期存款		**2,197,806**	2,316,308
銀行透支額		**(11,484)**	—
		4,060,796	3,755,978
減：有抵押銀行存款及定期存款		**(40,571)**	(69,501)
於收購時到期日為三個月以上之定期存款		**(310,788)**	(100,258)
		3,709,437	3,586,219

資產負債表

二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元 *(重新列帳)*
非流動資產			
固定資產	14	**185,437**	188,539
附屬公司權益	17	**5,818,455**	5,689,984
聯營公司權益	19	**256,536**	113,473
長期預付款項及按金		**9,290**	—
長期投資	21	**87,176**	92,176
		6,356,894	6,084,172
流動資產			
短期投資	22	**29,645**	29,912
應收帳項	26	**17,598**	10,625
可收回稅項		**3,289**	3,289
其他應收款項	27	**13,020**	45,491
現金及現金等價物	29	**775,325**	503,712
		838,877	593,029
流動負債			
應繳稅項	31	**9,357**	9,357
其他應付款項及應計負債	32	**58,022**	39,194
銀行及其他貸款	33	—	85,766
		67,379	134,317
流動資產淨值		**771,498**	458,712
資產總值減流動負債		**7,128,392**	6,542,884
非流動負債			
銀行及其他貸款	33	**1,401,840**	1,013,025
		5,726,552	5,529,859
股本及儲備			
已發行股本	36	**62,250**	62,250
儲備	37	**5,552,252**	5,374,234
擬派末期股息	12	**112,050**	93,375
		5,726,552	5,529,859

董事
胡昭廣

董事
熊大新

1. 公司資料

本集團於本年度從事之主要業務如下：

- 於北京及鄰近地區生產、分銷和銷售消費品，包括啤酒、奶製品及加工食品
- 投資於交通基建項目 — 連接首都機場及北京市中心之首都機場高速公路
- 於八達嶺長城及龍慶峽提供旅遊服務
- 於北京提供酒店服務
- 於北京及中華人民共和國(「中國」)若干其他城市提供零售服務
- 於北京及香港投資商業和住宅物業
- 於北京經營自來水淨化業務和自來水廠
- 物業建造及發展
- 提供與電信及資訊科技有關的服務及產品

董事局認為最終控股公司是在香港註冊成立之京泰實業(集團)有限公司。

2. 新訂及經修訂會計實務準則之影響

以下是新頒佈和經修訂的會計實務準則及相關詮釋，是首次在本年度的財務報表實施的：

- 會計實務準則第9號(經修訂) ： 「結算日後事項」
- 會計實務準則第14號(經修訂) ： 「租賃」
- 會計實務準則第17號(經修訂) ： 「物業、廠房及設備」
- 會計實務準則第18號(經修訂) ： 「收入」
- 會計實務準則第26號 ： 「分類申報」
- 會計實務準則第28號 ： 「撥備、或然負債和或然資產」
- 會計實務準則第29號 ： 「無形資產」
- 會計實務準則第30號 ： 「業務合併」
- 會計實務準則第31號 ： 「資產減值」
- 會計實務準則第32號 ： 「綜合財務報表和於附屬公司之投資之會計處理方法」
- 詮釋12 ： 「業務合併 — 對首次申報之公允值和商譽作出之其後調整」
- 詮釋13 ： 「商譽 — 先前在儲備中撇銷／計入之商譽和負商譽之持續規定」

2. 新訂及經修訂會計實務準則之影響 *(續)*

此等會計實務準則規定了新的會計計算和披露方法。採納該等會計實務準則和詮釋對集團之會計政策及本財務報表內披露的金額之主要影響概述如下：

會計實務準則第9號(經修訂)規定於結算日後發生且須對財務報表作出調整的事項種類，以及於結算日後發生而須作出披露惟無需對財務報表作出調整的事項種類。此項會計實務準則對本財務報表的主要影響，是在結算日後宣派和批准的擬派末期股息，在結算日不再確認為負債，但須在資產負債表內股本及儲備項下，獨立列為保留溢利之分配。因採納此項全新的會計實務準則而需對上年度作出的調整，詳情載於財務報表附註12。

會計實務準則第14號(經修訂)規定出租人和承租人在融資租賃和經營租賃上的入帳基準，以及須就此作出的披露。先前的會計計量處理方法已作出若干修訂，該等修訂乃根據此項會計實務準則的規定，用於追溯舊帳目或用於日後帳目。經修訂的會計實務準則對先前記錄在財務報表之數額並無重大影響，故此無須對上年度數字作出調整。此項會計實務準則在披露規定上的轉變，令經營租賃的披露資料亦有所改變，詳情載於財務報表附註40。

會計實務準則第17號(經修訂)規定在資產之可使用年期內定期進行大型檢查或大修所涉成本的確認及計量準則。其對本財務報表之主要影響在於高速公路及相關建築物之大修成本不再以直線法在每次大修之間之有關期間內累計，而是在產生之期間內作為該公路及相關建築物之一部分予以撥充資本及入帳。故此，需要對上年度之數字作出調整，進一步詳情載於財務報表附註34。此外，會計實務準則第17號(經修訂)規定固定資產之減值虧損需與累計折舊合併處理(見財務報表附註14)，而先前則是從有關資產之成本中扣除。披露方法之重新分類對於固定資產在資產負債表中之帳面值並無影響。

會計實務準則第18號(經修訂)規定了收入的確認，及因會計實務準則第9號出現上述修訂而需重新修訂。附屬公司於結算日後所宣派和批准的擬派末期股息，在本年度不再於本公司本身之財務報表內確認。採納此項會計實務準則導致需對上年度作出調整，詳情載於財務報表附註11、12、17和37內。

會計實務準則第26號規定按分類方式申報財務資料所採納之原則。此項會計實務準則規定管理層須評估本集團之主要風險或回報須以業務抑或是以地區分類作基準，並釐定其中一種基準為主要分類資料的申報方式，而另一基準為次分類資料的申報方式。此項會計實務準則的影響在於納入了重大的額外分類申報披露資料，詳見財務報表附註4。

會計實務準則第28號規定了撥備、或然負債及或然資產之確認準則及核算基準，以及有關之披露規定。此項會計實務準則對於財務報表之主要影響在於在過往年度確認之若干撥備根據會計實務準則第28號不再合資格確認為撥備。故此，現已對上年度數字作出調整，有關進一步詳情載於財務報表附註34。

2. 新訂及經修訂會計實務準則之影響 *(續)*

會計實務準則第29號規定無形資產之確認及核算準則，以及披露規定。採納此項會計實務準則對於先前就無形資產採納之會計處理方法並無影響，而其額外披露規定對於本財務報表並無重大影響。

會計實務準則第30號規定了業務合併適用之會計處理，包括釐定收購日期、釐定收購所得資產負債的公允值之方法，以及收購時產生的商譽或負商譽的處理。此項會計實務準則規定商譽及負商譽須在綜合資產負債表內非流動資產項內披露，並規定商譽在綜合損益表內按估計可使用年期攤銷。負商譽須視乎產生之情況在綜合損益表內確認，進一步詳情載於財務報表附註3所披露之有關負商譽之會計政策內。詮釋13訂明會計實務準則第30號適用於對過往年度因收購而產生並於儲備中撇銷的商譽。採納此項會計實務準則以及詮釋並無導致須對上年度數字作出調整，原因載於財務報表附註16內。新增資料披露規定已於財務報表附註16、18、19及37內披露。

會計實務準則第31號規定資產減值之確認及核算準則。此項會計實務準則僅影響新帳目，對於上年度之財務報表所呈報之數額並無影響。

會計實務準則第32號規定了編製及呈報綜合財務報表之會計處理和披露規定，惟對於本財務報表之編製並無重大影響。

除上述新訂及經修訂之會計實務準則以及相關之詮釋方法外，會計實務準則之若干細微修訂於本年度之財務報表首度生效如下：

- 會計實務準則第10號：「聯營公司投資之會計處理方法」
- 會計實務準則第21號：「合營企業權益之會計處理方法」

此等修訂對於本財務報表並無重大影響。

3. 主要會計政策概要

編製基準

本財務報表已經遵照香港會計實務準則、香港公認會計原則以及香港公司條例之披露規定而編製。除下文詳述之週期性重估投資及酒店物業以及若干固定資產和股份投資外，本報表乃依據歷史成本原則編製。

綜合帳目基準

綜合財務報表包括本公司及其附屬公司截至二零零一年十二月三十一日止年度之財務報表。於年內購入或出售之附屬公司之業績乃由其收購生效日期起綜合計算或綜合計算至其出售生效日期止。集團內公司間之所有重大交易及結餘均於綜合帳目時對銷。

3. 主要會計政策概要*(續)*

附屬公司
附屬公司(非共同控制公司)為本公司直接或間接控制其半數以上投票權或已發行股本或控制其董事局組成之公司。

本公司於附屬公司之權益乃按成本減任何減值虧損後列帳。

合營公司
合營公司乃一間根據合約安排而成立之公司，據此，本集團聯同其他各方進行經濟活動。合營公司以一個獨立實體經營，而本集團與其他各方均擁有其權益。

各合營者之間之合營協議訂明各合營者於合營企業之出資額、合營公司經營之年期及在其解散時變現資產之基準。經營合營公司所得溢利和虧損及任何剩餘資產之分派乃由各合營者按各自之出資額比例或按照合營協議之條款而攤分。

合營公司於下列情況下乃被視為:

(a) 附屬公司，如本公司對該合營公司擁有單方面控制權；

(b) 共同控制公司，如本集團對該合營公司並無單方面控制權，但可共同控制該合營公司；

(c) 聯營公司，如本公司不可單方面或共同控制該合營公司，惟通常持有其不少於20%之註冊資本，並可對該合營公司行使重大影響力；或

(d) 長期投資，如本公司持有該合營公司不足20%之註冊資本，且不可共同控制該合營公司或對其行使重大影響力。

共同控制公司
共同控制公司屬合營公司，受到共同控制，故此參與的任何一方均不得單方面控制該共同控制公司之經濟活動。

本集團應佔共同控制公司之收購後業績及儲備乃分別包括在綜合損益表及綜合儲備內。倘溢利攤分比率與本集團於該實體之股權比率不同，則所佔共同控制公司之收購後業績按議定之溢利攤分比率釐定。在綜合資產負債表中，本集團於共同控制公司之權益乃採用權益會計法按本集團應佔之資產淨值減任何減值虧損後列帳。於收購共同控制公司所產生並於過往並未在綜合儲備中撇銷或確認的商譽或負商譽，將計入本集團於共同控制公司所佔權益。

共同控制公司計入本公司損益表內之業績，以本公司已收及應收之股息為限。本公司於共同控制公司之權益被視為非流動資產，並且按成本減任何減值虧損列帳。

3. 主要會計政策概要*(續)*

聯營公司

聯營公司(非附屬公司或共同控制公司)為本集團持有其一般不少於20%投票權之長期股本權益並可對其施以重大影響之公司。

本集團應佔聯營公司之收購後業績及儲備乃分別包括在綜合損益表及綜合儲備內。倘溢利攤分比率與本集團於該聯營公司之股權比率不同，則所佔聯營公司之收購後業績按議定之溢利攤分比率釐定。在綜合資產負債表中，本集團於聯營公司之權益乃採用權益會計法按本集團應佔之資產淨值減任何減值虧損後列帳。於收購聯營公司所產生並於過往並未在綜合儲備中撇銷或確認的商譽或負商譽，將計入本集團於聯營公司所佔權益。

聯營公司計入在本公司損益表內之業績，以本公司已收及應收之股息為限。本公司於聯營公司之權益被視為非流動資產，並且按成本減任何減值虧損列帳。

商譽

收購附屬公司、共同控制公司及聯營公司產生的商譽，乃指收購成本超逾本集團於收購當日所購入之可辨別資產及負債之公允值之差額。

收購所產生之商譽於綜合資產負債表內確認為資產，並以直線法在估計可使用二十年期限內攤銷。至於共同控制公司及聯營公司，任何未予攤銷之商譽在綜合資產負債表內乃計入帳面值，而非作為分開辨別的資產列值。

在過往年度，收購所產生之商譽會在收購的年度內在綜合資本儲備撇銷。本集團採納了會計實務準則第30號之過渡條文，容許在二零零一年一月一日以前進行收購所產生之商譽繼續在綜合資本儲備撇銷。其後因收購而產生之商譽乃根據上述新會計政策處理。

出售附屬公司、共同控制公司及聯營公司時，出售之收益或虧損乃經參考出售當日之資產淨值後計算，其中包括商譽應佔仍未攤銷之數額及任何有關之綜合儲備(如適用)。於釐定出售之收益或虧損時，將先撥回先前於收購時在綜合資本儲備撇銷的應佔商譽加入計算。

公司會每年審閱商譽之帳面值，包括仍在綜合資本儲備撇銷之商譽，並在認為有需要時就減值作出撇減。除非減損乃基於未能預料且性質特殊之外來特別事件所產生，而其後產生之外來事件消減了該項事件之影響，否則不會撥回先前已就商譽確認之減值虧損。

3. 主要會計政策概要 *(續)*

負商譽
因收購附屬公司、共同控制公司及聯營公司而產生之負商譽，指本集團於收購當日所購入之可辨別資產及負債之公允值超逾收購成本之差額。

倘負商譽與收購計劃當中已確定預期於未來出現之虧損及開支有關，並能可靠地計算時(但並非為於收購當日之可辨別負債)，則該部分的負商譽會於未來虧損及開支確認時在綜合損益表確認為收入。

倘負商譽與已確定預期於未來出現之虧損及開支無關，則負商譽會於所收購之可折舊／可攤銷資產餘下之平均可使用年期內，有系統地在綜合損益表中確認。負商譽超逾所收購之非貨幣資產之公允值之部份，會隨即確認為收入。

至於共同控制公司及聯營公司方面，未於綜合損益表確認之任何負商譽會計入其帳面值，而非在綜合資產負債表中分開呈列。

在過往年度，進行收購所產生之負商譽乃在收購年度計入綜合資本儲備。本集團已採納了會計實務準則第30號之過渡條文，容許於二零零一年一月一日前進行收購所產生之負商譽保留於綜合資本儲備內。其後進行之收購所產生之負商譽則根據上文所述新的會計政策予以處理。

出售附屬公司、共同控制公司或聯營公司時，出售之收益或虧損乃經參考出售當日之資產淨值後計算，包括並無於綜合損益表或任何有關綜合儲備內(取其適用者)確認之負商譽之應佔部分。於釐定出售之收益或虧損時，將先撥回先前在收購時計入綜合資本儲備之任何應佔負商譽加入計算。

資產減值
公司會於各個結算日評估是否有跡象顯示資產出現減值，或是否有跡象顯示過往年度就資產所確認之減值虧損已不再存在或可能減少。倘任何該等跡象出現，則會估計資產之可收回數額。資產之可收回數額乃按資產之使用值或其淨售價兩者中之較高者計算。

當資產的帳面值超出其可收回數額時，方會確認減值虧損。減值虧損乃於產生期間在損益表中扣除，惟倘該項資產以重估值列值，則會根據用於該項重估資產之有關會計政策計算減值虧損。

當用以釐定資產可收回數額的估計方法有變時，方會撥回先前確認的減值虧損，惟撥回的金額不可超逾假設過往年度並無就該項資產確認減值虧損而釐定的帳面值(扣除任何折舊／攤銷)。

撥回的減值虧損乃於產生期間計入損益表，惟倘該項資產以重估值列值，則會根據用於該項重估資產之有關會計政策計算減值虧損之撥回數額。

3. 主要會計政策概要 *(續)*

固定資產及折舊

(i) *投資物業*

投資物業指建築及發展工程經已完成，並因其具有投資潛力而長期持有之土地及樓宇權益，而任何租金收入乃經公平協商而訂定。有關物業不予折舊，並按各財政年度末進行之每年專業估值所得之公開市值列帳。投資物業價值之改變乃以投資物業重估儲備變動之方式處理。倘按組合基準計算之儲備總額不足以抵銷虧絀，超出之虧絀數額於損益表內扣除。任何其後之重估盈餘會以以前之虧絀為限，計入損益表。

出售投資物業時，因先前之估值而產生之投資物業重估儲備之有關部分會變現，並轉撥損益表。

由於投資物業之估值已考慮於估值日期各項物業之狀況，故凡租約尚餘年期超過20年之投資物業不作任何折舊撥備。租約尚餘年期為20年或以下之投資物業採用直線法按租約之尚餘年期進行折舊。

(ii) *酒店物業*

酒店物業指於酒店建築物及用於經營酒店之整體固定資產之權益。有關物業不予折舊，並按各財政年度末進行之每年專業估值列帳。

酒店物業價值之改變以酒店物業重估儲備變動之方式處理。年內，為了更準確地反映本集團應佔個別酒店物業之經濟利益，本集團開始使用個別基準之會計處理方法處理酒店物業價值變動，而棄用過往年度採用之組合基準。此一會計政策變動對於本集團過往年度之業績並無重大影響，故此，並無對上年度數字作出調整。會計政策變動對本集團本年度業績之影響，在於計入綜合損益表之酒店物業重估盈餘及股東應佔日常業務純利分別減少4,061,000港元及2,051,000港元。倘按個別基準計算之酒店物業重估儲備不足以抵銷虧絀，超出之虧絀數額於損益表內扣除。其後之任何重估盈餘以先前扣除之虧絀為限，計入損益表。

出售酒店物業時，因先前之估值而產生之酒店物業重估儲備之有關部分會變現，並轉撥保留溢利，作為儲備變動。

由於酒店物業之估值已考慮該物業於估值日期之狀況，故凡租約尚餘年期超過20年之酒店物業不作任何折舊撥備。租約尚餘年期為20年或以下之酒店物業採用直線法按租約之尚餘年期進行折舊。

3. 主要會計政策概要 *(續)*

固定資產及折舊 *(續)*

(iii) *在建工程*
在建工程指在建造或安裝中之樓宇、建築物、廠房及機器及其他固定資產，並按成本減任何減值虧損列帳。成本包括建造、安裝及測試之直接成本，以及在建造或安裝期間與所借資金有關之已資本化之借貸成本。當在建工程竣工和可供使用時，即會被重新分類至固定資產中之適當類別。

(iv) *其他固定資產*
其他固定資產按成本或估值減累計折舊及任何減值虧損列帳。

資產成本包括其購買價及將資產達致運作狀況及位置以作其擬定用途所產生之任何直接應計成本。固定資產開始運作後所產生之支出，如保養維修，一般於產生期間在損益表中扣除。若在可清楚顯示該等費用引致未來使用固定資產時會帶來額外經濟利益，該等費用將被資本化，作為該資產之額外成本。

採納會計實務準則第17號(經修訂)及會計實務準則第28號，已導致高速公路及相關建築物重大修葺費用根據會計實務準則第28號不再於每項大修之間之有關期間以直線法累計，而是撥充資本及當作產生期間高速公路與相關建築物之組成部分處理。故此需對上年度數字作出調整，有關詳情載於財務報表附註34。

固定資產售出或報廢時在損益表中確認之收益或虧損，乃出售所得款項淨額與有關資產之帳面值之差額。因先前之估值而產生之固定資產重估儲備之有關部份會變現，並轉撥保留溢利，作為儲備變動。

高速公路及有關建築物之折舊乃採用使用單位基準計算。年度總折舊乃根據該年度實際交通流量佔餘下經營期間預計總交通流量之比例釐定。

其他固定資產之折舊乃以直線法於估計可使用年期撇銷每項資產之成本或估值減去其估計剩餘價值而計算，所用之主要年折舊率如下：

租賃土地／土地使用權	按租約年期
樓宇	2%－10%
租賃物業裝修	按租約年期或5年至10年，以較短期間為準
廠房及機器	5%－20%
傢俬、裝置及辦公室設備	10%－20%
汽車	10%－20%

3. 主要會計政策概要 *(續)*

借貸成本

因購入、建造或生產合資格資產(即需要一段頗長時間始能投入其擬定用途或出售之資產)而直接產生之借貸成本將被資本化，作為有關資產成本之一部份。待有關資產大致上可投入其擬定用途或出售時，該等借貸成本將會停止資本化。

發展中物業

發展中物業指發展以供出售之物業，並按成本減任何減值虧損列帳。預售之發展中物業按成本加估計應佔溢利減任何可預見虧損及已收銷售訂金列帳。成本包括於發展期間之土地／土地使用權成本，連同其他與物業發展有關之直接成本、借貸成本及專業費用，而於預售物業或其部分方面，另加任何就已訂約出售所收取之估計應佔溢利。

預售發展中物業之估計溢利，乃於簽立正式買賣協議後按發展中物業之進度予以確認。估計溢利之數額乃按所產生之建築成本與直至竣工之估計建築總成本之比例，扣除適當應急準備金而計算，但以已收取之不可退還現金訂金為限。

預期可於結算日起計十二個月內完成之發展中物業均列作流動資產。

持作出售物業

持作出售物業乃按成本與可變現淨值兩者中之較低者列帳。成本包括一切發展開支、適用借貸成本及有關物業應佔之其他直接成本。可變現淨值乃按個別物業基準參考當時市價後釐定。

無形資產

特許經營權

特許經營權指經營自來水廠及於一個景點區售賣入場券之權利，乃按成本減累計攤銷及任何減值虧損列帳。攤銷以直線法於本集團獲授予特許經營權期間作出撥備。

信息管理系統

信息管理系統乃按成本減攤銷及任何減值虧損列帳。攤銷乃根據為期五年之估計可使用年期以直線法提呈撥備。

3. 主要會計政策概要(續)

長期投資
長期投資指投資於非買賣性質及擬長期持有並且持有作可確認長期用途之上市和非上市股份證券。

證券根據個別投資按成本減去任何減值虧損列帳。

長期投資出現減值時，證券之帳面值會撇減至由董事估計之公允值，而減值數額會在產生期間之損益表內扣除。當導致減值之情況及事件已成過去，並且有充足證據證明新的情況或事件將於可見將來繼續存在，則先前扣除之減值數額會計入損益表，惟以先前扣除之數額為限。

短期投資
短期投資指投資於持有作買賣用途之上市及非上市股本證券。

上市證券按個別投資於結算日所報之市價以公允值列帳。非上市證券按個別投資根據董事估計之公允值列帳。

由證券公允值之變動帶來之收益或虧損會計入其產生期間之損益表或從中扣除。

存貨
存貨按成本(若干百貨公司存貨按零售法計算)與可變現淨值兩者中之較低者列帳。成本以先進先出法或加權平均法計算，或如屬在製品及製成品，其成本包括直接材料、直接工資及適當比例之經常性費用。可變現淨值按估計售價減預期達致完成及出售所產生之任何估計成本計算。

建築合約
合約收入包括已訂約之合同價值及適當之後加工程款、賠償款及獎勵金。合約成本包括直接材料、分包成本、直接工資及適當比例之固定和非固定之經常性建築費用。

來自固定價格建築合約之收入按已完成工程百分比方法確認入帳，並按有關合約已產生之成本佔總成本之比例來確定收入。

管理層一旦預期有任何預見之虧損時，將對該等虧損即時作出撥備。

當合約成本加上已確認收入減虧損超出工程進度額款，超出部份列為應收合約客戶款。

當工程進度額款超出合約成本加已確認收入減虧損數額時，超出部份為應付合約客戶款。

3. 主要會計政策概要 *(續)*

政府資助及補貼
政府資助及補貼在收取時或於可合理確定將可收取並且符合所有附帶條件時，按公允值確認入帳。該項資助及補貼如與開支項目有關，會於有系統地將該項資助及補貼與其對象成本配比所需之期間確認為收入。該項資助及補貼如與資產有關，包括按公允值計算之非貨幣資產，則該項資助及補貼之公允值予以扣減，以計算相關資產之帳面值，或(如適用)最初會在資產負債表內記錄為遞延收入，並於其後在有關資產之可使用年期內分攤確認為收入。

撥備
當過往之事件導致目前須負之責任(法律責任或推定責任)，而且日後有可能需要撥付資源償付有關責任所涉及之款項，則會提呈撥備，惟該項責任之數額須能夠可靠地予以估計。

當折現之影響屬於重大，撥備確認之數額為預期日後用以償付有關責任所需支出於結算日之現值。當折現值隨時間而有所增加，有關增幅會計入損益表之財務成本帳項內。

採納會計實務準則第28號已導致對上年度數字作出調整，進一步詳情載於財務報表附註34。

遞延稅項
遞延稅項是指對所有重大之時間差距因在可預見將來可能引起負債而採用負債法計提撥備。除非遞延稅項資產已毫無疑問地確定可以變現，否則遞延稅項資產不予確認入帳。

經營租賃
資產所有權之大部份回報與風險仍歸於出租人之租賃，列為經營租賃。倘若本集團是出租人，由本集團根據經營租賃出租之資產會納入非流動資產，而經營租賃項下應收之租金會於租賃期以直線法計入損益表。倘若本集團是承租人，經營租賃項下應付之租金會於租賃期以直線法在損益表內扣除。

關連公司
倘其中一方可直接或間接控制另一方或對另一方之財務及經營決策施以重大影響，則雙方被視為關連公司。倘有關各方均受同一控制或受共同重大影響，則有關各方亦被視為關連公司。關連公司可為個別人士或公司實體。

3. 主要會計政策概要 *(續)*

外幣兌換
外幣交易按交易當日之適用滙率計算。在結算日，以外幣為單位之貨幣資產及負債按該日之適用滙率換算。滙兌差額在損益表中處理。

在綜合帳目時，海外附屬公司、共同控制公司及聯營公司之財務報表按結算日之適用滙率換算為港元。由此產生之換算差額列入滙兌波動儲備。

收入之確認
收入於可能為本集團帶來經濟利益及能可靠地計算時予以確認，基準如下：

(a) 銷售貨品於貨品擁有權之重大風險及回報已轉予買方後確認入帳，惟本集團須並無參與該等貨品一般與所有權方面有關之管理及並無維持所售出貨品之實際控制權；

(b) 路費收入及門票收入於收取款項時確認入帳；

(c) 落成物業之銷售在簽立銷售協議時確認入帳；

(d) 租金及酒店收入按應計基準確認入帳；

(e) 建築合約收入根據已完成部分之比例確認入帳，進一步詳情載於上文有關「建築合約」之會計政策內；

(f) 提供服務之收入於服務提供時確認入帳；

(g) 利息收入就未償還本金及實際適用利率按時間比例確認入帳；

(h) 上市或非上市投資之買賣於交易日確認入帳；及

(i) 其他投資收入於確定有權收取款項時確認入帳。

3. 主要會計政策概要(續)

股息

董事擬派之末期股息未經股東在股東大會上批准前，會於資產負債表內分類列為股本及儲備項下之保留溢利分配。該等股息獲股東批准及宣派後乃確認為負債。

由於本公司的公司組織章程大綱及細則授予董事權力宣派中期股息，故中期股息會同時提出及宣派。因此，中期股息於提出及宣派時隨即確認為負債。

在過往年度，本公司乃於資產負債表內將其於結算日後向股東宣派及批准的擬派末期股息確認為負債。此外，本公司於當年度亦於損益表內將附屬公司、共同控制公司及聯營公司於結算日後宣派及批准的擬派末期股息確認為年內收入。採納會計實務準則第9號(經修訂)及會計實務準則第18號(經修訂)導致股息的會計處理方法需要作出修訂，令本集團及本公司之財務報表需要對上年度數字作出調整，有關詳情載於財務報表附註11、12及37內。

退休金費用

本集團為其若干僱員參與由若干中國省或市政府籌辦之定額供款退休金計劃。該等計劃之資產乃與本集團之資產分開持有。供款乃根據該等計劃之規則按合資格僱員薪金之某一百分比計算，並於應付時從損益表中扣除。僱主之供款於其作出供款即已全面授出。

凡尚無參加退休金計劃之僱員，本集團已按彼等薪金之某一百分比為彼等計提退休金。支付上述款項所需之有關資產並無與本集團之資產分開持有。

本集團亦遵照強制性公積金計劃條例為合資格參加之僱員實施一項定額供款之強制性公積金計劃(「強積金計劃」)。強積金計劃自二零零零年十二月一日起生效，及按僱員基本薪酬之某一百分比作出供款，並於根據強積金計劃規則的規定需要支付時自損益表中扣除。強積金計劃資產乃由與本集團資產分開之獨立管理基金持有。本集團按強積金計劃作出之供款利益全數歸屬於僱員。

現金等價物

就綜合現金流量表而言，現金等價物指無需通知即可隨時兌換為已知數額現金並於購入後三個月內到期之短期、高度流動投資，減需於借款日期起計三個月內償還之銀行借款。就資產負債表分類而言，現金等價物指性質與現金相似而且其使用不受限制之資產。

4. 分類資料

本公司於年內採納了會計實務準則第26號，詳情見財務報表附註2。業務分類資料按兩種方式呈列：(i)按業務劃分並作為主要分類申報方式；及(ii)按地區劃分並作為次要分類申報方式。

本集團經營業務乃按業務、供應之產品及服務性質而分開組成及管理。本集團各項分類業務是指該業務提供之產品及服務所承受之風險及回報有別於其他分類業務之一個策略業務單位。分類業務詳情概述如下：

(a) 啤酒業務 — 生產、分銷及銷售啤酒產品；

(b) 零售業務 — 在北京及中國若干其他城市經營百貨公司；

(c) 奶製品業務 — 生產、分銷及銷售奶製品；

(d) 高速公路業務 — 經營首都機場高速公路，該公路連接北京首都機場和北京市中心；

(e) 自來水處理業務 — 在北京經營一間自來水廠及銷售純淨水；

(f) 酒店業務 — 在北京經營酒店，提供酒店服務；

(g) 旅遊業務 — 在八達嶺長城和龍慶峽提供旅遊服務；

(h) 物業建造及發展業務 — 建築及發展物業，以供銷售；

(i) 電訊及資訊科技相關服務及產品業務 — 包括透過一間聯營公司北京國際交換系統有限公司，生產和銷售電訊產品，以及其他資訊科技項目，包括建設寬頻基礎設施、提供互聯網服務及資訊科技技術支援以及顧問服務；及

(j) 企業及其他業務 — 包括生產、分銷及銷售葡萄酒及加工食品、餐飲業務、物業投資及企業收支項目。

按地區劃分本集團業務時，收入及業績乃根據客戶所處地區而分類，資產則根據資產所處地區而分類。

4. 分類資料 *(續)*

(a) 按業務分類

下表根據本集團之業務分類呈列二零零一年之收入、溢利／(虧損)及若干資產、負債及開支資料：

二零零一年

本集團

	啤酒業務 千港元	零售業務 千港元	奶製品業務 千港元	高速公路業務 千港元	自來水處理業務 千港元	酒店業務 千港元	旅遊業務 千港元	物業建造及發展業務 千港元	電訊及資訊科技相關服務及產品業務 千港元	企業及其他業務 千港元	對銷 千港元	綜合 千港元
分類收入：												
銷售予外界客戶	2,020,167	1,916,821	947,230	314,354	321,751	136,676	160,770	79,363	135,886	194,264	—	6,227,282
分類業務之間的銷售	—	—	—	—	—	—	—	—	—	2,993	(2,993)	—
其他收益	23,627	33,700	48,750	6,351	—	3,882	1,458	3,705	28	10,600	—	132,101
合計	2,043,794	1,950,521	995,980	320,705	321,751	140,558	162,228	83,068	135,914	207,857	(2,993)	6,359,383
分類業績	209,122	61,642	88,647	222,111	158,680	14,293	23,337	(12,168)	17,608	(86,573)		696,699
利息收入												140,606
未經分配之收入及收益												110,871
未經分配之開支												(5,000)
經營業務溢利												943,176
財務成本												(251,416)
佔下列公司盈虧：												
共同控制公司	(9,055)	(943)	17,978	—	—	—	—	—	—	—	—	7,980
聯營公司	—	222	—	—	—	—	—	—	195,054	6,195	—	201,471
除稅前溢利												901,211
稅項												(167,736)
未計少數股東權益之溢利												733,475
少數股東權益												(155,947)
股東應佔日常業務純利												577,528

4. 分類資料*（續）*

(a) 按業務分類*（續）*

二零零一年（續）

本集團

	啤酒業務 千港元	零售業務 千港元	奶製品業務 千港元	高速公路業務 千港元	自來水處理業務 千港元	酒店業務 千港元	旅遊業務 千港元	物業建造及發展業務 千港元	電訊及資訊科技相關服務及產品業務 千港元	企業及其他業務 千港元	對銷 千港元	綜合 千港元
分類資產	4,210,128	2,209,671	1,095,451	1,497,880	1,331,656	569,128	363,915	190,084	213,215	7,374,406	(3,810,054)	15,245,480
佔下列公司淨資產：												
共同控制公司	90,412	352,254	125,408	—	—	—	—	—	471	2,440	—	570,985
聯營公司	10,851	18,410	—	—	—	2,355	—	—	273,045	76,057	—	380,718
計入分類資產之銀行透支額	—	—	—	—	—	—	—	—	—	11,484	—	11,484
	4,311,391	2,580,335	1,220,859	1,497,880	1,331,656	571,483	363,915	190,084	486,731	7,464,387	(3,810,054)	16,208,667
未經分配之資產												449,163
資產總額												16,657,830
分類負債	1,056,986	304,714	411,278	107,546	113,720	62,758	40,327	166,274	52,552	3,167,372	(3,810,054)	1,673,473
計入分類資產之銀行透支額	—	—	—	—	—	—	—	—	—	11,484	—	11,484
	1,056,986	304,714	411,278	107,546	113,720	62,758	40,327	166,274	52,552	3,178,856	(3,810,054)	1,684,957
未經分配之負債												4,693,848
負債總額												6,378,805
其他分類資料：												
折舊	208,713	54,934	56,389	39,547	63	19,724	8,932	19,418	283	21,468	—	429,471
攤銷：												
商譽／（負商譽），淨額	(29)	342	(34,748)	—	—	—	—	—	2,979	—	—	(31,456)
無形資產	—	—	—	—	70,642	—	1,413	—	315	—	—	72,370
減值虧損	9,275	—	—	—	—	—	—	—	—	5,000	—	14,275
資本支出	279,947	11,533	121,809	36,744	470	11,997	90,387	9,597	22,694	35,479	—	620,657

4. 分類資料 *(續)*

(a) 按業務分類 *(續)*

下表根據本集團之業務分類呈列二零零零年之收入、溢利／(虧損)及若干資產、負債及開支資料：

二零零零年

本集團

	啤酒業務 千港元	零售業務 千港元	奶製品業務 千港元	高速公路業務 千港元	自來水處理業務 千港元	酒店業務 千港元	旅遊業務 千港元	物業建造及發展業務 千港元	電訊及資訊科技相關服務及產品業務 千港元	企業及其他業務 千港元	對銷 千港元	綜合 千港元
分類收入：												
銷售予外界客戶	1,512,939	1,817,536	662,635	270,946	197,820	144,940	130,800	365,121	—	110,145	—	5,212,882
分類業務之間的銷售	—	—	—	—	—	—	—	—	—	2,988	(2,988)	—
其他收入	15,334	36,998	21,862	1,616	—	3,170	902	560	—	3,611	—	84,053
合計	1,528,273	1,854,534	684,497	272,562	197,820	148,110	131,702	365,681	—	116,744	(2,988)	5,296,935
分類業績	260,362	(107,196)	51,286	183,316	127,149	17,364	9,467	38,198	—	(65,691)		514,255
利息收入												186,487
未經分配之收入及收益												149,048
未經分配之開支												(23,362)
經營業務溢利												826,428
財務成本												(291,777)
佔下列公司盈虧：												
共同控制公司	—	4,226	4,745	—	—	—	—	—	—	(1,641)	—	7,330
聯營公司	—	2,536	—	—	—	—	—	—	180,490	9,026	—	192,052
除稅前溢利												734,033
稅項												(146,191)
未計少數股東權益之溢利												587,842
少數股東權益												(62,847)
股東應佔日常業務純利												524,995

4. 分類資料（續）

(a) 按業務分類（續）

二零零零年（續）

本集團

	啤酒業務 千港元	零售業務 千港元	奶製品業務 千港元	高速公路業務 千港元	自來水處理業務 千港元	酒店業務 千港元	旅遊業務 千港元	物業建造及發展業務 千港元	電訊及資訊科技相關服務及產品業務 千港元	企業及其他業務 千港元	對銷 千港元	綜合 千港元
分類資產	3,807,132	2,490,159	837,952	1,452,828	1,454,494	531,994	292,756	299,776	—	6,819,870	(3,935,652)	14,051,309
佔下列公司淨資產：												
共同控制公司	9,420	172,246	112,417	—	—	—	—	—	—	2,366	—	296,449
聯營公司	—	19,350	—	—	—	2,355	—	—	273,273	43,160	—	338,138
	3,816,552	2,681,755	950,369	1,452,828	1,454,494	534,349	292,756	299,776	273,273	6,865,396	(3,935,652)	14,685,896
未經分配之資產												622,779
資產總額												15,308,675
分類負債	981,782	416,764	212,820	102,035	297,674	39,413	35,798	226,616	—	3,179,676	(3,935,652)	1,556,926
未經分配之負債												4,367,511
負債總額												5,924,437
其他分類資料：												
折舊	175,782	60,398	26,911	39,854	—	17,341	9,088	19,473	—	9,042	—	357,889
無形資產攤銷	—	—	—	—	70,650	—	1,413	—	—	—	—	72,063
減值虧損	—	116,001	—	—	—	—	—	—	—	23,362	—	139,363
資本支出	349,484	15,907	80,079	30,458	—	6,735	109,405	131,566	—	18,884	—	742,518

4. 分類資料 *(續)*

(b) 按地區分類

下表根據本集團之地區分類呈列收入、溢利／(虧損)及若干資產及開支資料：

本集團

	香港		中國其他地區		海外		對銷		綜合	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收入：										
銷售予外界客戶	13,708	3,453	6,151,320	5,209,429	62,254	—	—	—	6,227,282	5,212,882
分類業務之間的銷售	—	—	2,993	2,988	—	—	(2,993)	(2,988)	—	—
其他收入	17,935	539	114,048	83,514	118	—	—	—	132,101	84,053
業務收入合計	31,643	3,992	6,268,361	5,295,931	62,372	—	(2,993)	(2,988)	6,359,383	5,296,935
分類業績	(18,517)	(18,584)	714,580	532,839	636	—	—	—	696,699	514,255
其他分類資料：										
分類資產	5,648,011	5,371,242	13,370,505	12,615,719	37,018	—	(3,810,054)	(3,935,652)	15,245,480	14,051,309
佔下列公司之淨資產：										
共同控制公司	471	—	570,514	296,449	—	—	—	—	570,985	296,449
聯營公司	2,177	—	378,541	338,138	—	—	—	—	380,718	338,138
計入分類資產之銀行透支額	7,453	—	—	—	4,031	—	—	—	11,484	—
	5,658,112	5,371,242	14,319,560	13,250,306	41,049	—	(3,810,054)	(3,935,652)	16,208,667	14,685,896
未經分配之資產									449,163	622,779
資產總額									16,657,830	15,308,675
資本支出	1,577	—	611,291	742,518	7,789	—	—	—	620,657	742,518

5. 營業額、其他收入及收益淨額

營業額指(1)售出貨品之發票總值減增值稅、消費稅及政府附加費並扣除退貨及貿易折扣後淨額；(2)酒店經營收入、路費收入、門票收入以及電訊及資訊科技相關服務之收入之總額扣減營業稅、消費稅及政府附加費後之淨額；及(3)租金收入。

本集團之營業額、其他收入及收益淨額分析如下：

	二零零一年 千港元	二零零零年 千港元
營業額		
啤酒業務	**2,020,167**	1,512,939
零售業務	**1,916,821**	1,817,536
奶製品業務	**947,230**	662,635
高速公路業務	**314,354**	270,946
自來水處理業務	**321,751**	197,820
酒店業務	**136,676**	144,940
旅遊業務	**160,770**	130,800
物業建造及發展業務	**79,363**	365,121
電訊及資訊科技相關服務及產品業務	**135,886**	—
企業及其他業務	**194,264**	110,145
	6,227,282	5,212,882
其他收入淨額		
確認為收入之負商譽	**35,118**	—
服務收入	—	15,581
投資收入	**12,139**	29,236
兌滙收益淨額	**700**	—
政府補貼	**7,535**	4,300
企業所得稅及增值稅退回	**27,828**	16,630
其他	**60,922**	47,542
	144,242	113,289
收益淨額		
被視作出售附屬公司權益所得收益	**1,510**	21,630
出售一間附屬公司部分權益所得收益	**3,271**	—
出售附屬公司所得收益	**35,504**	1,917
出售一間共同控制公司所得收益	—	3,066
出售一間聯營公司所得收益	—	80,912
出售長期投資所得收益	**5,764**	—
出售短期投資所得收益	**46,478**	12,287
重估短期投資所得之未變現收益淨額	**6,203**	—
	98,730	119,812
其他收入及收益淨額	**242,972**	233,101

6. 經營業務溢利

本集團經營業務溢利已扣除／(計入)：

	二零零一年 千港元	二零零零年 千港元
折舊	**429,471**	357,889
商譽攤銷*	**3,662**	—
確認為收入之負商譽**	**(35,118)**	—
經營租賃最低費用：		
土地及樓宇	**75,369**	63,601
廠房及機器	**—**	876
電路租賃	**5,463**	—
核數師酬金	**7,071**	6,645
僱員成本(不包括董事酬金 — *附註8*)：		
工資、薪金及僱員福利	**478,612**	305,776
退休金供款淨額	**45,873**	42,097
	524,485	347,873
固定資產之減值*	**9,275**	116,001
出售固定資產之虧損淨額	**2,295**	8,944
攤銷特許經營權***	**72,055**	72,063
攤銷信息管理系統***	**315**	—
研究及開發費用	**3,180**	2,932
長期投資之減值*	**5,000**	5,736
重估短期投資之未變現虧損／(收益)淨額	**(6,203)**	17,626
匯兑虧損／(收益)淨額	**(700)**	229
租金收入淨額	**(38,052)**	(39,890)
投資收入：		
上市	**(2,345)**	(4,731)
非上市	**(9,794)**	(24,505)

* 年內商譽攤銷及長期投資及固定資產之減值，於綜合損益表內計入「其他經營費用淨額」項下。

** 年內於綜合損益表內確認之負商譽於綜合損益表內計入「其他收入及收益淨額」項下。

*** 年內特許經營權及信息管理系統之攤銷於綜合損益表內計入「銷售成本」項下。

7. 財務成本

	本集團	
	二零零一年 千港元	二零零零年 千港元
須於五年內悉數償還之銀行及其他貸款之利息	**235,774**	277,755
其他貸款之利息	**16,047**	15,709
財務成本總額	**251,821**	293,464
減：資本化利息	**(405)**	(1,687)
	251,416	291,777

8. 董事酬金

以下為根據香港聯合交易所有限公司證券上市規則及公司條例第161條披露之董事酬金：

	本集團	
	二零零一年 千港元	二零零零年 千港元
袍金：		
執行董事	—	—
非執行董事	**40**	40
獨立非執行董事	**140**	140
	180	180
執行董事之其他酬金：		
薪金、津貼及實物利益	**9,472**	7,456
與表現有關之花紅	**1,229**	950
退休金計劃供款	**257**	14
	10,958	8,420
	11,138	8,600

8. 董事酬金 *(續)*

董事之酬金屬於下列金額範圍：

	二零零一年 董事人數	二零零零年 董事人數
零港元－1,000,000港元	**13**	14
1,000,001港元－1,500,000港元	**1**	2
1,500,001港元－2,000,000港元	**—**	—
2,000,001港元－2,500,000港元	**2**	1
2,500,001港元－3,000,000港元	**1**	—
	17	17

本公司並無訂立任何安排致使董事於年內放棄或同意放棄任何酬金。

年內，本公司之間接附屬公司北京發展(香港)有限公司(「北京發展」)因應兩位董事向北京發展集團提供服務而向彼等授出5,400,000份購股權，進一步詳情載於董事局報告中第19至第20頁「購股權計劃」項下。年內授出之購股權之價值概無於損益表內扣除。

9. 五位最高薪僱員

年內，五位最高薪僱員包括四位(二零零零年：三位)董事。五位最高薪僱員之酬金詳情如下：

	二零零一年 千港元	二零零零年 千港元
薪金、津貼及實物利益	**8,620**	7,094
與表現有關之花紅	**1,029**	400
退休金計劃供款	**278**	31
	9,927	7,525

五位最高薪僱員之酬金屬於下列金額範圍：

	二零零一年 僱員人數	二零零零年 僱員人數
1,000,001港元－1,500,000港元	**1**	3
1,500,001港元－2,000,000港元	**1**	1
2,000,001港元－2,500,000港元	**2**	1
2,500,001港元－3,000,000港元	**1**	—
	5	5

10. 稅項

	二零零一年 千港元	二零零零年 千港元
本集團：		
中國		
— 香港	**515**	597
— 其他地方	**115,865**	108,385
海外	**225**	—
過往年度之超額撥備	**—**	(240)
遞延稅項 — *附註35*	**12,098**	(417)
	128,703	108,325
共同控制公司：		
中國(香港以外地區)	**5,897**	1,614
聯營公司：		
中國(香港以外地區)	**33,136**	36,252
本年度之稅項開支	**167,736**	146,191

香港利得稅乃根據年內於香港獲得之估計應課稅溢利按16%(二零零零年：16%)之稅率作出撥備。中國其他地方及海外業務之所得稅乃按照有關地區現行法例、詮釋及慣例，根據年內獲得之估計應課稅溢利按適用之稅率作出撥備。

11. 股東應佔日常業務純利

在本公司財務報表中處理之股東應佔日常業務純利為352,318,000港元(二零零零年：467,224,000港元(經重新列帳))。

二零零零年之比較數額已作出調整而予以重列，導致本公司於該年度之純利減少25,680,000港元，而本公司資產負債表內之應收附屬公司數額則減少98,973,000港元。上年度調整：(i)取消確認於二零零零年結算日後由附屬公司宣派及批准、並由本公司於二零零零年財務報表內確認為收入之為數98,973,000港元來自附屬公司股息；及(ii)把一九九九年結算日後由附屬公司宣派及批准、並於其一九九九年財務報表內確認之為數73,293,000港元來自附屬公司股息，確認為二零零零年之收入。上年度調整導致二零零零年一月一日之保留溢利數額減少73,293,000港元。此一會計政策變動乃因採納了會計實務準則第18號之修訂，進一步詳情載於財務報表附註2及37。

誠如上文如述，此一會計政策變動對本公司年內純利之影響，在於將純利增加42,121,000港元，增至352,318,000港元，即由附屬公司於二零零零年結算日後宣派之股息98,973,000港元及附屬公司於本年度結算日後宣派之股息56,852,000港元產生之影響。

12. 股息

	二零零一年 千港元	二零零零年 千港元
中期股息 — 每股普通股0.10港元(二零零零年:0.10港元)	**62,250**	62,250
擬派末期股息 — 每股普通股0.18港元(二零零零年:0.15港元)	**112,050**	93,375
	174,300	155,625

擬派末期股息須待本公司股東在即將舉行之股東週年大會上批准,方為作實。

年內,本集團採納經修訂之會計實務準則第9號「結算日後事項」及會計實務準則第18號「收入」,詳情載於財務報表附註2。為符合該等經修訂之會計實務準則,本公司之擬派末期股息及一間附屬公司之擬派予少數股東之末期股息(該等股息先前呈報為二零零零年十二月三十一日的流動負債,數額分別為93,375,000港元及3,612,000港元)已經重新列帳,並且分別列於資產負債表內股本及儲備項下及計入資產負債表內少數股東權益項下。故此:(i)本集團及本公司先前所報於二零零零年十二月三十一日之流動負債分別減少96,987,000港元及93,375,000港元;及(ii)於二零零零年十二月三十一日呈報之本集團少數股東權益及本集團及本公司之儲備分別增加3,612,000港元及93,375,000港元。

此一會計政策變動於二零零一年十二月三十一日時之影響,在於本年度之擬派末期股息112,050,000港元已計入當日之資產負債表之股本及儲備內擬派末期股息儲備帳內,而在過往年度則會確認為結算日之流動負債。

13. 每股盈利

每股盈利乃根據本年度股東應佔日常業務純利577,528,000港元(二零零零年:524,995,000港元(經重新列帳))及年內已發行普通股之加權平均數622,500,000股(二零零零年:622,500,000股)計算。

截至二零零一年及二零零零年十二月三十一日止年度之每股攤薄盈利並無呈列,原因是在該等年度行使本公司之尚未行使購股權不會對每股盈利造成攤薄影響。

14. 固定資產

本集團

	高速公路及相關建築物 千港元	土地及樓宇 千港元	租賃物業裝修 千港元	廠房及機器 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元 *(附註d)*	投資及酒店物業 千港元 *(附註c)*	總額 千港元
成本或估值：									
於二零零一年一月一日									
如前所報	1,195,483	2,404,401	239,734	2,433,100	187,476	161,581	406,829	891,214	7,919,818
重新分類為累計折舊及減值 *(附註a)*	—	125,202	—	—	—	—	—	—	125,202
經重新列帳	1,195,483	2,529,603	239,734	2,433,100	187,476	161,581	406,829	891,214	8,045,020
收購附屬公司	—	334,942	36,718	217,196	105,416	30,196	53,134	48,250	825,852
增加	—	103,529	11,337	82,429	36,252	39,451	309,497	5,554	588,049
轉撥自在建工程	—	117,129	2,407	156,491	30,747	4,982	(383,740)	71,984	—
出售	—	(67,940)	(8,062)	(17,135)	(3,469)	(7,082)	(7,639)	(718)	(112,045)
出售附屬公司	—	(202)	—	(2,062)	(1,902)	(1,296)	(170)	(262,373)	(268,005)
重估虧絀淨額	—	—	—	—	—	—	—	3,,249	3,249
重新分類	—	7,590	2,589	9,976	(14,437)	(5,718)	—	—	—
滙兑調整	(125)	(1,619)	(387)	(254)	(206)	(82)	(42)	(78)	(2,793)
於二零零一年十二月三十一日	1,195,358	3,023,032	284,336	2,879,741	339,877	222,032	377,869	757,082	9,079,327
包括：									
按成本	1,195,358	2,982,032	284,336	2,879,741	339,877	222,032	377,869	—	8,281,245
按一九九九年估值	—	41,000	—	—	—	—	—	—	41,000
按二零零一年估值	—	—	—	—	—	—	—	757,082	757,082
	1,195,358	3,023,032	284,336	2,879,741	339,877	222,032	377,869	757,082	9,079,327
累計折舊及減值：									
於二零零一年一月一日									
如前所報	68,263	240,281	108,745	796,366	68,505	70,758	—	—	1,352,918
以成本或估值重新分類 *(附註a)*	—	125,202	—	—	—	—	—	—	125,202
經重新列帳	68,263	365,483	108,745	796,366	68,505	70,758	—	—	1,478,120
收購附屬公司	—	43,336	26,513	97,564	48,960	10,140	—	—	226,513
本年度折舊撥備	19,892	81,881	44,578	224,559	34,984	23,577	—	—	429,471
減值撥備	—	—	—	9,275	—	—	—	—	9,275
出售	—	(23,225)	(40)	(12,433)	(1,558)	(6,278)	—	—	(43,534)
出售附屬公司	—	(38)	—	(496)	(624)	(286)	—	—	(1,444)
重新分類	—	5,549	211	(744)	(3,144)	(1,872)	—	—	—
滙兑調整	(7)	(163)	(389)	(80)	(152)	(34)	—	—	(825)
於二零零一年十二月三十一日	88,148	472,823	179,618	1,114,011	146,971	96,005	—	—	2,097,576
帳面淨值：									
於二零零一年十二月三十一日	1,107,210	2,550,209	104,718	1,765,730	192,906	126,027	377,869	757,082	6,981,751
於二零零零年十二月三十一日	1,127,220	2,164,120	130,989	1,636,734	118,971	90,823	406,829	891,214	6,566,900

14. 固定資產 *(續)*

(a) 根據會計實務準則第17號之經修訂披露規定，累計減值虧損與累計折舊合併處理，詳情載於財務報表附註2，而先前則披露為有關資產之成本調整。此一變動已追溯至舊帳目，將有關數字重新分類及呈列。

(b) 上文所包括之土地及樓宇、投資物業、酒店物業與高速公路及有關建築物乃根據下列租賃年期持有：

	香港 千港元	**其他地方** 千港元	**總額** 千港元
長期租賃	145,905	—	145,905
中期租賃	59,020	4,770,547	4,829,567
	204,925	4,770,547	4,975,472

(c) 投資及酒店物業

	投資物業 千港元	**酒店物業** 千港元	**總額** 千港元
於二零零一年一月一日	490,619	400,595	891,214
收購附屬公司	48,250	—	48,250
增加	1,764	3,790	5,554
轉撥自在建工程	—	71,984	71,984
出售	(718)	—	(718)
出售附屬公司	(262,373)	—	(262,373)
重估盈餘／(虧絀)淨額	(3,770)	7,019	3,249
滙兌調整	(34)	(44)	(78)
於二零零一年十二月三十一日	273,738	483,344	757,082

14. 固定資產*(續)*

(d) 在建工程

在建工程指下列於二零零一年十二月三十一日尚未竣工之主要項目：

項目名稱	預計竣工年份	本集團 千港元
王府井北廈	二零零三年	186,718
啤酒生產廠房	二零零二年	96,614
其他項目	各有不同	94,537
		377,869

(e) 若干上述於結算日帳面淨值總額達501,996,000港元(二零零零年：627,306,000港元)之土地及樓宇、廠房及機器、投資及酒店物業已作抵押，以取得若干授予本集團之銀行及其他貸款*(附註33)*。

(f) 於二零零一年十二月三十一日，投資及酒店物業已由獨立專業合資格估值師戴德梁行有限公司、世邦魏理仕有限公司及美國評值有限公司重估其價值。投資物業乃按公開市場收入資本化基準或公開市值基準以直接比較法或折餘重置成本法重估。酒店物業乃按公開或公允市場收入資本化基準重估。

(g) 本集團及本公司之若干土地及樓宇於截至二零零零年十二月三十一日止年度按其當時之帳面值41,000,000港元從投資物業中重新分類，該帳面值乃由獨立專業合資格估值師戴德梁行有限公司於一九九九年十二月三十一日按公開市值予以估值。

(h) 假如本集團經重估之酒店物業以及土地及樓宇以歷史成本減累計折舊列帳，則帳面值會分別為350,239,000港元(二零零零年：318,395,000港元)及38,053,000港元(二零零零年：38,954,000港元)。

(i) 投資物業按經營租賃租予第三方，進一步之詳情概述於財務報表附註40。本集團之投資物業在本年度之已收及應收租金合共20,291,000港元(二零零零年：17,009,000港元)。

14. 固定資產（續）

本公司

	土地及樓宇 千港元	租賃物業裝修 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	投資物業 千港元	總額 千港元
成本或估值：						
於二零零一年一月一日	41,000	9,239	4,123	940	142,000	197,302
增加	—	—	263	—	—	263
於二零零一年十二月三十一日	41,000	9,239	4,386	940	142,000	197,565
包括：						
按成本	—	9,239	4,386	940	—	14,565
按一九九九年之估值	41,000	—	—	—	—	41,000
按二零零一年之估值	—	—	—	—	142,000	142,000
	41,000	9,239	4,386	940	142,000	197,565
累計折舊：						
於二零零一年一月一日	194	5,654	2,379	536	—	8,763
本年度撥備	466	1,846	865	188	—	3,365
於二零零一年十二月三十一日	660	7,500	3,244	724	—	12,128
帳面淨值：						
於二零零一年十二月三十一日	40,340	1,739	1,142	216	142,000	185,437
於二零零零年十二月三十一日	40,806	3,585	1,744	404	142,000	188,539

本公司之土地及樓宇以及投資物業全部位於中國，並按中期租賃持有。

15. 無形資產

本集團

	特許經營權 千港元	信息管理系統 千港元	總額 千港元
成本：			
於二零零一年一月一日	1,469,521	—	1,469,521
增加	—	18,868	18,868
滙兑調整	(152)	—	(152)
於二零零一年十二月三十一日	1,469,369	18,868	1,488,237
累計攤銷：			
於二零零一年一月一日	144,126	—	144,126
本年度撥備	72,055	315	72,370
滙兑調整	(15)	—	(15)
於二零零一年十二月三十一日	216,166	315	216,481
帳面淨值：			
於二零零一年十二月三十一日	1,253,203	18,553	1,271,756
於二零零零年十二月三十一日	1,325,395	—	1,325,395

16. 商譽及負商譽

會計實務準則第30號於年內採納，詳情載於財務報表附註2。因收購附屬公司而產生、並於綜合資產負債表已經資本化而成為資產之商譽或確認之負商譽之數額如下：

本集團

	商譽 千港元	負商譽 千港元
成本：		
於二零零一年一月一日	—	—
收購附屬公司	129,469	(81,466)
於二零零一年十二月三十一日	129,469	(81,466)
累計攤銷／(確認為收入)：		
於二零零一年一月一日	—	—
本年度攤銷撥備／(確認為收入)	2,981	(35,118)
於二零零一年十二月三十一日	2,981	(35,118)
帳面淨值：		
於二零零一年十二月三十一日	126,488	(46,348)
於二零零零年十二月三十一日	—	—

16. 商譽及負商譽 *(續)*

誠如財務報表附註3所詳述，本集團已採納會計實務準則第30號之過渡條文，該條文容許於二零零一年一月一日前出現之收購事項所涉及之商譽及負商譽，繼續分別於綜合資本儲備中對銷或計入綜合資本儲備。

於二零零一年一月一日前收購附屬公司產生並保留於綜合資本儲備之商譽及負商譽數額如下：

本集團

	於綜合資本儲備對銷之商譽 千港元	計入綜合資本儲備之負商譽 千港元
成本：		
於二零零一年一月一日	574,125	(756,635)
出售一間附屬公司之部分權益	(22,252)	—
於二零零一年十二月三十一日	551,873	(756,635)
累計減值：		
於二零零一年一月一日及十二月三十一日	—	—
帳面淨值：		
於二零零一年十二月三十一日	551,873	(756,635)
於二零零零年十二月三十一日	574,125	(756,635)

17. 附屬公司權益

	本公司	
	二零零一年 千港元	二零零零年 千港元 *(重新列帳)*
非上市股份，按成本	**3,764,724**	3,640,996
應收附屬公司款項	**2,291,313**	2,361,494
借予一間附屬公司貸款	**200,226**	124,344
應付附屬公司款項	**(382,808)**	(436,850)
	5,873,455	5,689,984
減：減值撥備	**(55,000)**	—
	5,818,455	5,689,984

應收／應付附屬公司款項乃無抵押、免息及無固定償還期。借予一間附屬公司之貸款乃無抵押、須按年期相若之銀行貸款之市場息率計息，並須於二零零三年償還。

17. 附屬公司權益 *(續)*

上年度應收附屬公司之款項已經因應上年度結算日後擬派之股息作出之調整98,973,000港元之影響而作出調整，詳情見財務報表附註11。

主要附屬公司之詳情如下：

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	本集團應佔股本權益百分比	主要業務
北京燕京啤酒股份有限公司（「燕京啤酒公司」）*	中國	普通股 人民幣667,424,500元	55.45	生產及銷售啤酒
燕京啤酒（包頭雪鹿）股份有限公司	中國	人民幣128,547,900元	28.6	生產及銷售啤酒
燕京啤酒（赤峰）有限責任公司δ	中國	人民幣83,070,200元	48.15	生產及銷售啤酒
燕京啤酒（贛州）有限責任公司	中國	人民幣85,000,000元	33.5	生產及銷售啤酒
燕京啤酒（衡陽）有限責任公司（「衡陽燕京」）	中國	人民幣180,660,000元	51.99	生產及銷售啤酒
湖南燕京啤酒有限公司	中國	人民幣95,000,000元	44.36	生產及銷售啤酒
江西燕京啤酒有限責任公司	中國	人民幣111,178,985元	39.91	生產及銷售啤酒
燕京啤酒（萊州）有限公司	中國	人民幣187,053,800元	69	生產及銷售啤酒
燕京啤酒（山東無名）股份有限公司δ	中國	人民幣83,499,643元	30.91	生產及銷售啤酒
燕京啤酒（襄樊）有限責任公司（「襄樊燕京」）	中國	人民幣56,700,000元	52.71	生產及銷售啤酒
北京王府井百貨（集團）股份有限公司（「王府井百貨」）#	中國	普通股 人民幣392,973,026元	50.1	經營百貨大樓

17. **附屬公司權益** *(續)*

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	本集團應佔股本權益百分比	主要業務
成都王府井百貨有限公司	中國	人民幣50,000,000元	35.07	經營百貨大樓
廣州王府井百貨大樓有限責任公司	中國	人民幣10,000,000元	49.60	經營百貨大樓
北京三元食品股份有限公司(「三元」)	中國	人民幣485,000,000元	74.77	生產及銷售奶製品
呼倫貝爾三元乳業公司	中國	人民幣41,249,861元	48.60	生產及銷售奶製品
北京三元華冠食品有限責任公司(「三元華冠」)δ	中國	人民幣467,192,143元	74.77	生產及銷售奶製品
北京首都高速公路發展有限公司	中國	64,053,700美元	96	經營高速公路
北京北控制水有限公司†	中國	1,000,000美元	100	經營自來水廠
北京市建國飯店公司	中國	23,000,000美元	50.5	經營酒店
北京八達嶺旅遊發展有限公司	中國	34,097,300美元	75	經營旅遊業務及酒店業務
北京龍慶峽旅遊發展有限公司†	中國	人民幣120,000,000元	75	經營旅遊業務
北京宏業房地產開發公司	中國	人民幣30,000,000元	50.00	物業投資及發展
北京發展(香港)有限公司δ	香港	446,258,750港元	53.93	投資控股
北控軟件有限公司δ	中國	人民幣50,000,000元	32.36	提供管理信息系統服務

17. 附屬公司權益 *(續)*

公司名稱	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	本集團應佔股本權益百分比	主要業務
北京北控電信通信息技術有限公司[δ]	中國	人民幣65,000,000元	53.93	建設信息網絡；提供資訊科技技術支援及顧問服務；及買賣資訊科技產品
北控高科技發展有限公司[÷]	中國	30,000,000美元	80	投資控股
北京控股投資管理有限公司[÷]	中國	61,100,000港元	100	提供管理及顧問服務
北京豐收葡萄酒有限公司[÷]	中國	2,700,000美元	51	生產及銷售葡萄酒
北京順興葡萄酒有限公司[÷]	中國	人民幣11,880,000元	51	生產及銷售葡萄酒
北京西餐食品有限公司	中國	人民幣15,750,000元	95	加工及銷售食品
北京發展物業投資管理有限公司[δ]	中國	4,000,000美元	46.11	物業投資
Beijing Enterprises (Properties) Limited[÷]	英屬處女羣島／香港	普通股 160美元	100	物業投資
雄建實業有限公司[†]	香港	普通股 2港元	100	物業投資
北京燕京中發生物技術有限公司[δ]	中國	人民幣40,000,000元	44.36	生產及銷售生化產品

17. 附屬公司權益 *(續)*

* 燕京啤酒公司乃在深圳證券交易所上市。本集團所持有燕京啤酒公司之股份為法人股份，不得在任何證券交易所買賣。

\# 王府井百貨乃在上海證券交易所上市。本集團所持有王府井百貨之股份約194,594,400股(或49.52%權益)為法人股份，不得在任何證券交易所買賣。

† 除該等直接持有之附屬公司外，所有其他附屬公司均由本公司間接持有。

δ 於年內收購／註冊成立。

董事認為，上表所列之本公司附屬公司為影響本年度業績或組成本集團資產淨值之主要部份。董事局認為提供其他附屬公司之詳情將令篇幅過於冗長。

18. 共同控制公司權益

	本集團	
	二零零一年 千港元	二零零零年 千港元
應佔資產淨值	**570,985**	296,449
收購產生之商譽	**19,717**	—
應收共同控制公司款項	**8,754**	4,790
應付一間共同控制公司款項	**(4,004)**	(4,661)
	595,452	296,578

年內採納了會計實務準則第30號，詳情載於財務報表附註2內。收購共同控制公司產生之商譽撥充資本而成為綜合資產負債表內的資產，其數額如下：

本集團

	商譽 千港元
成本：	
於二零零一年一月一日	—
收購共同控制公司	**20,398**
於二零零一年十二月三十一日	**20,398**
累計攤銷：	
於二零零一年一月一日	—
本年度已撥備攤銷	**681**
於二零零一年十二月三十一日	**681**
帳面淨值：	
於二零零一年十二月三十一日	**19,717**
於二零零零年十二月三十一日	—

18. 共同控制公司權益 *(續)*

誠如財務報表附註3所詳述，本集團已採納會計實務準則第30號的過渡條文，該條文允許於二零零一年一月一日前因收購而產生之商譽仍然於綜合資本儲備中撇銷。

於二零零一年一月一日前收購一間共同控制公司時產生且仍然列於綜合資本儲備內的商譽如下：

本集團

	以綜合資本儲備抵銷的商譽 千港元
成本：	
於二零零一年一月一日	73,334
出售持有一間共同控制公司權益之一間附屬公司之部分權益	(15,616)
出售一間共同控制公司	(57,710)
匯兌調整	(8)
於二零零一年十二月三十一日	—
累計減值：	
於二零零一年一月一日及十二月三十一日	—
淨額：	
於二零零一年十二月三十一日	—
於二零零零年十二月三十一日	73,334

應收／應付共同控制公司款項為無抵押、免息及無固定還款期。

18. 共同控制公司權益 *(續)*

主要共同控制公司之詳情如下：

公司名稱	營業結構	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	百分比 本集團應佔擁有權權益	投票權	攤分溢利	主要業務
燕京啤酒(曲阜三孔)有限責任公司[δ]	公司	中國	人民幣230,769,200元	46.6	57.1	52	生產及銷售啤酒
北京麥當勞食品有限公司(「北京麥當勞」)	公司	中國	20,800,000美元	37.39	50	50	提供快餐服務
北京王府井百貨商業物業管理有限公司	公司	中國	59,600,000美元	25.05	50	50	提供零售管理服務
北京雙安商場有限責任公司[δ]	公司	中國	人民幣280,000,000元	25.05	42.9	50	經營百貨大樓
武漢王府井百貨有限責任公司	公司	中國	人民幣10,000,000元	30.06	60	60	經營百貨大樓
中關村國際商城發展有限公司[δ]	公司	中國	人民幣100,000,000元	26.05	50	52	物業發展

[δ] 年內收購／註冊成立的公司。

所有共同控制公司均由本公司間接持有。

董事局認為，上表所列之本集團共同控制公司為影響本年度業績或組成本集團資產淨值之主要部份。董事局認為提供其他共同控制公司之詳情將令篇幅過於冗長。

19. 聯營公司權益

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
非上市股份，按成本	—	—	**113,473**	113,473
應佔資產淨值	**380,718**	338,138	—	—
應收聯營公司款項	**36,053**	—	**1,778**	—
貸款予聯營公司	**176,070**	—	**141,285**	—
應付予一間聯營公司之款項	—	(1,178)	—	—
	592,841	336,960	**256,536**	113,473

誠如財務報表附註3所詳述，本集團已採納會計實務準則第30號之過渡條文，該條文允許於二零零一年一月一日前因收購而產生之商譽仍然於綜合資本儲備抵銷。

於二零零一年一月一日前收購聯營公司產生且仍然列於綜合資本儲備之商譽，於二零零一年一月一日及十二月三十一日為224,569,000港元。商譽乃按成本列帳。

授予聯營公司之貸款乃無抵押，當中包括一項為數34,785,000港元之免息貸款及一項為數141,285,000港元並按年利率5.85%計息之貸款。應收／應付予聯營公司之款項乃無抵押、免息且無固定還款期。

主要聯營公司之詳情如下：

公司名稱	營業結構	註冊成立／註冊及經營地點	已發行及繳足股本／註冊資本	百分比 本集團應佔擁有權權益	百分比 投票權	百分比 攤分溢利	主要業務
北京國際交換系統有限公司	公司	中國	45,520,000美元	40	33.3	40	生產及銷售電訊產品
北京北大維信生物科技有限公司†	公司	中國	人民幣80,000,000元	26.55	22.2	26.55	生產及銷售保健產品
中生北控生物科技股份有限公司§	公司	中國	人民幣70,017,528元	28	33.3	35	生產及銷售藥品
北京市政交通一卡通有限公司†	公司	中國	人民幣50,000,000元	38	22.2	38	開發及經營智能卡系統

§ 於年內收購。

† 除直接持有此等聯營公司外，所有其他聯營公司均由本公司間接持有。

董事局認為，上表所列之本集團聯營公司為影響本年度業績或組成本集團資產淨值之主要部份。董事局認為提供其他聯營公司之詳情將令篇幅過於冗長。

19. 聯營公司權益 *(續)*

以下為主要聯營公司北京國際交換系統有限公司若干其他資料之簡明概要：

	截至十二月三十一日止年度	
	二零零一年	二零零零年
	千港元	千港元
業績		
營業額	**3,828,029**	2,931,855
除稅前溢利	**487,634**	451,225
除稅後溢利	**407,725**	362,531
本集團應佔之除稅後溢利	**163,090**	145,012

	十二月三十一日	
	二零零一年	二零零零年
	千港元	千港元
資產及負債		
固定資產	**213,700**	138,689
其他非流動資產	**464,714**	885,493
流動資產	**2,679,144**	3,037,183
流動負債	**(2,652,129)**	(3,261,001)
非流動負債	**(22,816)**	(117,181)
資產淨值	**682,613**	683,183
本集團應佔之資產淨值	**273,045**	273,273

20. 有抵押銀行存款及定期存款

	本集團	
	二零零一年 千港元	二零零零年 千港元
有抵押銀行存款	**15,937**	10,111
有抵押定期存款	**24,634**	59,390
	40,571	69,501
減：列作流動資產之部份	**(29,719)**	(60,596)
長期部份	**10,852**	8,905

(i) 為數5,085,000港元(二零零零年：1,206,000港元)之短期有抵押銀行存款及為數24,634,000港元(二零零零年：59,390,000港元)之定期存款已質押予銀行，作為本集團獲授若干短期銀行貸款之抵押。

(ii) 為數10,852,000港元(二零零零年：8,905,000港元)之長期有抵押銀行存款已質押予銀行，作為購買本集團持作出售物業之若干買家償還按揭貸款之抵押。

21. 長期投資

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
香港之上市股份投資，按成本	**20,100**	20,100	**20,100**	20,100
非上市股份投資，按成本	**316,690**	303,179	**82,176**	82,176
	336,790	323,279	**102,276**	102,276
減：減值撥備	**(32,304)**	(27,304)	**(15,100)**	(10,100)
	304,486	295,975	**87,176**	92,176
上市投資之市值	**1,480**	2,400	**1,480**	2,400

於核准本財務報表當日，本集團及本公司長期上市股份投資之市值為1,050,000港元。

22. 短期投資

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
上市股份投資，按市值：				
香港	**30,629**	128,457	**29,645**	29,912
其他地方	**14,191**	—	—	—
	44,820	128,457	**29,645**	29,912
中國之非上市股份投資，按公允值	—	198,348	—	—
	44,820	326,805	**29,645**	29,912

於核准本財務報表當日，本集團及本公司短期上市股份投資之市值分別為47,987,000港元及34,119,000港元。

23. 持作出售之物業

本集團持作出售之物業帳面值為其可變現淨值，於結算日為數46,000,000港元(二零零零年：46,000,000港元)。

本集團持作出售之若干物業於結算日之帳面總值為11,587,000港元(二零零零年：130,324,000港元)，該等物業已經抵押，作為本集團獲授若干銀行及其他貸款之抵押品*(附註33)*。

24. 發展中物業

	本集團	
	二零零一年 千港元	二零零零年 千港元
按成本	**141,303**	204,899
減：列作流動資產之部份	—	(204,899)
長期部份	**141,303**	—

25. 存貨

	本集團	
	二零零一年 千港元	二零零零年 千港元
原料	**697,964**	459,435
在製品	**60,875**	55,138
製成品	**117,586**	133,738
商品	**66,543**	47,052
	942,968	695,363

已計入上述數額並按可變現淨值列帳之存貨為數23,874,000港元(二零零零年：無)。

26. 應收帳項

集團內不同公司有不同的信貸政策，視乎各公司的市場需求及經營的業務而定。公司會編製及密切監察應收帳項的帳齡分析，以將應收款項涉及的任何信貸風險降至最低。

應收帳項於結算日之帳齡分析如下：

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
一年內	**458,626**	360,674	**8,500**	8,500
一至兩年	**32,367**	6,347	**9,098**	2,125
兩至三年	**1,987**	2,694	—	—
三年以上	—	1,006	—	—
	492,980	370,721	**17,598**	10,625
減：列作流動資產之部份	**(492,980)**	(360,464)	**(17,598)**	(10,625)
長期部份	—	10,257	—	—

27. 其他應收款項

	附註	本集團 二零零一年 千港元	本集團 二零零零年 千港元	本公司 二零零一年 千港元	本公司 二零零零年 千港元
預付款項		**31,086**	29,646	**3,332**	5,415
按金及其他應收款項		**415,607**	436,067	**9,688**	40,076
應收關連公司款項	28	**38,444**	24,494	—	—
應收控股公司款項	28	**4,263**	1,093	—	—
		489,400	491,300	**13,020**	45,491
減：列作流動資產之部份		**(482,402)**	(477,302)	**(13,020)**	(45,491)
長期部份		**6,998**	13,998	—	—

其他應收款項之長期部份指本集團應收北京燕京啤酒集團公司(「燕京啤酒集團」)有關向本集團退回若干市場推廣資助之款項，該款項將可於二零零三年十二月三十一日收取*(附註43(g))*。

28. 應收／應付關連公司及控股公司款項

應收／應付關連公司款項指應收／應付本集團若干合營夥伴之款項。該等款項乃無抵押、免息，及無固定還款期。

應收／應付控股公司款項乃無抵押、免息及無固定還款期。

29. 現金及現金等價物

	本集團 二零零一年 千港元	本集團 二零零零年 千港元	本公司 二零零一年 千港元	本公司 二零零零年 千港元
現金及銀行存款	**1,874,474**	1,439,670	**7,757**	5,756
定期存款	**2,197,806**	2,316,308	**767,568**	497,956
	4,072,280	3,755,978	**775,325**	503,712
減：有抵押銀行存款及定期存款 — *附註20*	**(40,571)**	(69,501)	—	—
	4,031,709	3,686,477	**775,325**	503,712

30. 應付帳項

本集團之應付帳項於結算日之帳齡分析如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
一年內	**381,294**	294,811
一至兩年	**3,057**	20,624
兩至三年	**2,930**	1,830
三年以上	**18,079**	2,111
	405,360	319,376

應付帳項包括本集團日常業務過程中進行之交易所產生之為數18,764,000港元應付關連公司款項。該等款項為無抵押、免息及須於九十天內償還，此等信貸條款與關連公司向其主要客戶提供之信貸條款相若。

31. 應繳稅項

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
所得稅／利得稅	**36,322**	17,123	—	—
消費稅	**47,398**	29,292	—	—
增值稅	**72,738**	74,309	—	—
營業稅	**15,076**	18,370	**1,275**	1,275
其他	**23,081**	33,137	**8,082**	8,082
	194,615	172,231	**9,357**	9,357

32. 其他應付款項及應計負債

		本集團		本公司	
	附註	二零零一年 千港元	二零零零年 千港元 *(重新列帳)*	二零零一年 千港元	二零零零年 千港元 *(重新列帳)*
應計負債		**137,350**	220,321	**25,921**	35,615
其他負債		**666,048**	654,351	—	1,017
應付關連公司款項	28	**205,940**	148,133	**7,023**	—
應付控股公司款項	28	**25,078**	2,562	**25,078**	2,562
		1,034,416	1,025,367	**58,022**	39,194

33. 銀行及其他貸款

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
銀行透支額(有抵押)	**11,484**	—	**—**	—
銀行貸款：				
有抵押	**260,413**	203,887	**—**	—
無抵押	**4,137,399**	3,774,998	**1,401,840**	1,098,791
	4,397,812	3,978,885	**1,401,840**	1,098,791
其他貸款：				
有抵押	**—**	22,138	**—**	—
無抵押	**284,552**	366,488	**—**	—
	284,552	388,626	**—**	—
銀行及其他貸款總額	**4,693,848**	4,367,511	**1,401,840**	1,098,791
須於一年內或按要求償還之銀行透支額	**11,484**	—	**—**	—
須於下列年期償還之銀行貸款：				
一年內	**2,750,160**	2,300,066	**—**	85,766
第二年	**127,857**	490,249	**—**	—
第三年至第五年(首尾兩年包括在內)	**1,488,405**	1,146,595	**1,401,840**	1,013,025
第五年後	**31,390**	41,975	**—**	—
	4,397,812	3,978,885	**1,401,840**	1,098,791
須於下列年期償還之其他貸款：				
一年內	**94,791**	157,139	**—**	—
第二年	**31,867**	41,307	**—**	—
第三年至第五年(首尾兩年包括在內)	**95,729**	95,660	**—**	—
第五年後	**62,165**	94,520	**—**	—
	284,552	388,626	**—**	—
銀行及其他貸款總額	**4,693,848**	4,367,511	**1,401,840**	1,098,791
減：列作流動負債之部份	**(2,856,435)**	(2,457,205)	**—**	(85,766)
長期部份	**1,837,413**	1,910,306	**1,401,840**	1,013,025

33. 銀行及其他貸款 *(續)*

(a) 其他貸款包括4,047,000港元(二零零零年：26,587,000港元)免息貸款。餘下之其他280,505,000港元(二零零零年：362,039,000港元)貸款，年息由6%至7%(二零零零年：6%至9%)不等。

(b) 本集團於結算日之無抵押銀行貸款中之208,206,000港元(二零零零年：248,997,000港元)乃由北京市政府屬下一個部門及本集團若干在中國之附屬公司或彼等之聯營公司之合營夥伴提供擔保。

(c) 本集團若干銀行及其他貸款有以下抵押：

(i) 以本集團於結算日帳面總值為501,996,000港元(二零零零年：627,306,000港元)之土地及樓宇、廠房及機器、投資及酒店物業按作抵押。

(ii) 以本集團於結算日帳面總值為11,587,000港元(二零零零年：130,324,000港元)之若干持作出售物業按作抵押。

(iii) 本集團於結算日合共為29,719,000港元(二零零零年：60,596,000港元)之若干銀行存款及定期存款按作抵押。

34. 其他長期負債

	本集團	
	二零零一年	二零零零年
	千港元	千港元
		(重新列帳)
退休金及有關負債	**18,838**	23,550
其他	**9,166**	4,102
	28,004	27,652

採納會計實務準則第28號，已導致高速公路及相關建築物重大修葺費用需作出分別為數70,612,000港元及60,972,000港元之撥備，該等數額分別於二零零零年及一九九九年十二月三十一日時記錄為負債。由於當時在結算日之情況並不符合會計實務準則第28號之現行準則，故此不合資格根據會計實務準則確認為負債。現已作出過往年度調整以取消確認該等負債，因而導致：(i)本集團截至二零零零年十二月三十一日止年度之股東應佔日常業務純利增加9,043,000港元；及(ii)本集團於二零零零年及一九九九年十二月三十一日之非流動負債分別減少70,612,000港元及60,972,000港元、少數股東權益分別增加2,825,000港元及2,439,000港元、匯兑波動儲備分別增加407,000港元及196,000港元、及淨資產分別增加67,787,000港元及58,533,000港元。此一會計政策變動已導致截至二零零一年十二月三十一日止年度的股東應佔日常業務純利增加9,042,000港元。

35. 遞延稅項

	本集團	
	二零零一年 千港元	二零零零年 千港元
於一月一日	**6,461**	6,853
年內計提／(扣除) — *附註10*	**12,098**	(417)
滙兑調整	**(1)**	25
於十二月三十一日	**18,558**	6,461

本集團遞延稅項撥備及未於財務報表確認之遞延稅項資產狀況之主要成份如下：

	已撥備		未撥備	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
加速折舊免稅額	**18,558**	6,461	**—**	—
稅項虧損	**—**	—	**(14,748)**	—
	18,558	6,461	**(14,748)**	—

稅項虧損產生之遞延稅項資產由於並不保證可於可見將來變現，故此並無在財務報表內確認。

重估本集團之土地及樓宇、投資及酒店物業並不構成時間差距，因此，並無估計潛在遞延稅項之數額。

本公司並無未撥備之重大潛在遞延稅項負債。

36. 股本

	本公司	
	二零零一年 千港元	二零零零年 千港元
法定股本：		
2,000,000,000股每股面值0.10港元之普通股	**200,000**	200,000
已發行及繳足股本：		
622,500,000股每股面值0.10港元之普通股	**62,250**	62,250

購股權

本公司設立一項購股權計劃，進一步詳情載於董事局報告內第19及第20頁「購股權計劃」一節。

於結算日，本公司尚有可讓持有人認購本公司股份之未行使購股權。該等購股權之登記持有人有權按每股17.03港元以現金認購本公司每股面值0.10港元之繳足普通股。於二零零一年十二月三十一日尚未行使之合共19,950,000份購股權中，2,000,000份購股權可於一九九八年九月一日起計其後10年內隨時行使，而17,950,000份購股權可分9個相等部份於一九九九年一月一日起行使，而其餘每一部份可於其後年度每年之一月一日開始行使。所有(未行使)部份均可於二零零七年一月一日起行使，而其後仍未行使者將於二零零九年一月一日失效。根據本公司現行股本結構，倘該等購股權被悉數行使，本公司將額外發行每股面值0.10港元之普通股19,950,000股，並在扣除有關發行費用前收取現金款項約339,748,500港元。

本年度未有購股權授出或獲行使。

37. 儲備

本集團

	股份溢價 千港元	資本儲備 千港元	酒店物業重估儲備 千港元	滙兑波動儲備 千港元	中國儲備金 千港元 (附註a)	保留溢利 千港元	總額 千港元
於二零零零年一月一日							
如之前所呈列	4,839,497	275,321	780	17,198	227,220	719,728	6,079,744
上年度調整 — *附註2及34*	—	—	—	196	—	58,337	58,533
經重新列帳	4,839,497	275,321	780	17,394	227,220	778,065	6,138,277
收購附屬公司、一間共同控制公司及一間聯營公司時產生之商譽	—	(79,693)	—	—	—	—	(79,693)
重估虧絀	—	—	(780)	—	—	—	(780)
出售一間共同控制公司及一間聯營公司	—	—	—	(350)	—	—	(350)
滙兑調整(經重新列帳)	—	—	—	18,539	—	—	18,539
本年度純利(經重新列帳)	—	—	—	—	—	524,995	524,995
中期股息	—	—	—	—	—	(62,250)	(62,250)
擬派末期股息	—	—	—	—	—	(93,375)	(93,375)
轉撥往儲備	—	151	—	—	45,482	(45,633)	—
於二零零零年十二月三十一日(經重新列帳)	4,839,497	195,779	—	35,583	272,702	1,101,802	6,445,363
於二零零一年一月一日							
如之前呈報	4,839,497	195,779	—	35,176	272,702	1,034,422	6,377,576
上年度調整 — *附註2及34*	—	—	—	407	—	67,380	67,787
經重新列帳	4,839,497	195,779	—	35,583	272,702	1,101,802	6,445,363
出售一間附屬公司及一間共同控制公司部分權益所變現之商譽	—	79,962	—	—	—	—	79,962
被視作出售附屬公司	—	—	—	(28)	—	28	—
出售一間附屬公司之部分權益	—	7,622	—	(616)	—	(7,006)	—
出售附屬公司	—	—	—	—	(445)	445	—
重估盈餘	—	—	2,051	—	—	—	2,051
滙兑調整	—	—	—	(276)	—	—	(276)
本年度純利	—	—	—	—	—	577,528	577,528
中期股息	—	—	—	—	—	(62,250)	(62,250)
擬派末期股息	—	—	—	—	—	(112,050)	(112,050)
轉撥往儲備	—	2,876	—	—	141,702	(144,578)	—
一間附屬公司之儲備撥充資本	—	16,912	—	—	(13,184)	(3,728)	—
於二零零一年十二月三十一日	4,839,497	303,151	2,051	34,663	400,775	1,350,191	6,930,328

37. 儲備(續)

	股份溢價 千港元	資本儲備 千港元	酒店物業重估儲備 千港元	滙兌波動儲備 千港元	中國儲備金 千港元 (附註a)	保留溢利 千港元	總額 千港元
由下列公司保留之儲備:							
本公司及附屬公司	4,839,497	303,151	2,051	30,450	344,538	1,328,274	6,847,961
共同控制公司	—	—	—	1,595	—	(60,781)	(59,186)
聯營公司	—	—	—	2,618	56,237	82,698	141,553
於二零零一年十二月三十一日	4,839,497	303,151	2,051	34,663	400,775	1,350,191	6,930,328
由下列公司保留之儲備:							
本公司及附屬公司(經重新列帳)	4,839,497	195,779	—	31,338	229,290	1,074,189	6,370,093
共同控制公司	—	—	—	1,595	—	(62,864)	(61,269)
聯營公司	—	—	—	2,650	43,412	90,477	136,539
於二零零零年十二月三十一日(經重新列帳)	4,839,497	195,779	—	35,583	272,702	1,101,802	6,445,363

附註:

(a) 中國儲備金為根據適用於本集團之中國附屬公司、共同控制公司及聯營公司之中國公司法或中外合資經營企業法撥出之儲備。本集團於二零零一年十二月三十一日之中國儲備金並無以現金股息之方式分派。

(b) 收購附屬公司、共同控制公司及聯營公司所得商譽及負商譽之若干數額仍繼續於綜合資本儲備內撇銷/計入綜合資本儲備。進一步詳情載於財務報表附註16、18及19。

37. 儲備 *(續)*

本公司

	股份溢價 千港元	保留溢利 千港元	總額 千港元
於二零零零年一月一日			
如先前呈報	4,839,497	296,431	5,135,928
上年度調整：			
會計實務準則第18號(經修訂)—不再確認為年內收入之附屬公司股息之逐年淨影響 *(附註2及11)*	—	(73,293)	(73,293)
經重新列帳	4,839,497	223,138	5,062,635
本年度純利(經重新列帳)	—	467,224	467,224
中期股息	—	(62,250)	(62,250)
擬派末期股息	—	(93,375)	(93,375)
於二零零零年十二月三十一日(經重新列帳)	4,839,497	534,737	5,374,234
於二零零一年一月一日			
如先前呈報	4,839,497	633,710	5,473,207
上年度調整：			
會計實務準則第18號(經修訂)—不再確認為年內收入之附屬公司股息之逐年淨影響 *(附註2及11)*	—	(98,973)	(98,973)
經重新列帳	4,839,497	534,737	5,374,234
本年度純利	—	352,318	352,318
中期股息	—	(62,250)	(62,250)
擬派末期股息	—	(112,050)	(112,050)
於二零零一年十二月三十一日	4,839,497	712,755	5,552,252

38. 綜合現金流量表之附註

(a) 經營業務溢利與經營業務之現金流入淨額之調節表

	二零零一年 千港元	二零零零年 千港元 (重新列帳)
經營業務溢利	**943,176**	826,428
投資及酒店物業之重估虧絀／(盈餘)淨額	**(764)**	7,665
折舊	**429,471**	357,889
攤銷特許經營權	**72,055**	72,063
攤銷信息管理系統	**315**	—
攤銷商譽	**3,662**	—
確認為收入之負商譽	**(35,118)**	—
未變現之短期投資重估虧損／(收益)淨額	**(6,203)**	17,626
固定資產減值	**9,275**	116,001
長期投資減值	**5,000**	5,736
出售固定資產之虧損淨額	**2,295**	8,944
利息收入	**(140,606)**	(186,487)
投資收入	**(12,139)**	(29,236)
被視作出售附屬公司權益之收益	**(1,510)**	(21,630)
出售一間附屬公司部份權益之收益	**(3,271)**	—
出售附屬公司之收益	**(35,504)**	(1,917)
出售一間共同控制公司之收益	**—**	(3,066)
出售一間聯營公司之收益	**—**	(80,912)
出售長期投資之收益	**(5,764)**	—
出售短期投資之收益	**(46,478)**	(12,287)
長期預付款項及按金減少	**13,902**	24,979
持作出售物業增加	**(2,857)**	(481,161)
發展中物業減少	**63,573**	694,446
存貨增加	**(168,780)**	(78,355)
應收帳項增加	**(80,999)**	(52,993)
可收回稅項增加	**(13,275)**	(10,264)
預付款項、按金及其他應收款項減少	**5,524**	137,773
應收關連公司款項減少／(增加)	**(10,419)**	311
應收控股公司款項增加	**(3,170)**	(1,093)
應付帳項增加	**44,989**	39,106
其他應繳稅項增加／(減少)	**(45,572)**	13,964
應計負債及其他負債增加／(減少)	**(103,628)**	106,198
應付關連公司款項增加	**55,237**	69,257
應付控股公司款項增加／(減少)	**22,516**	(332)
其他長期負債減少	**(11,983)**	(18,709)
經營業務之現金流入淨額	**942,950**	1,519,944

38. 綜合現金流量表之附註(續)

(b) 於年內融資變動之分析

	已發行股本(包括股份溢價) 千港元	銀行及其他貸款 千港元	少數股東權益 千港元 (重新列帳)
於二零零零年一月一日			
如之前所呈列	4,901,747	4,541,070	2,182,664
上年度調整 — 附註34	—	—	2,439
經重新列帳	4,901,747	4,541,070	2,185,103
融資活動之現金流入／(流出)淨額	—	(296,764)	382,394
以非現金方式繳入之資本	—	54,109	85,833
收購附屬公司	—	57,377	107,191
被視作出售一間附屬公司之權益	—	—	(21,630)
出售一間附屬公司之權益	—	—	(1,917)
應佔之酒店物業重估盈餘	—	—	906
應佔因收購一間共同控制公司而產生之商譽	—	—	(3,860)
應佔附屬公司之除税後溢利(經重新列帳)	—	—	62,847
股息(經重新列帳)	—	—	(21,548)
滙兑調整(經重新列帳)	—	11,719	7,931
於二零零零年十二月三十一日(經重新列帳)	4,901,747	4,367,511	2,783,250
於二零零一年一月一日			
如之前所呈列	4,901,747	4,367,511	2,776,813
上年度調整 — 附註12及34	—	—	6,437
經重新列帳	4,901,747	4,367,511	2,783,250
融資活動之現金流入淨額	—	118,138	47,693
以非現金方式繳入之資本	—	—	37,608
收購附屬公司	—	331,413	237,349
被視作出售附屬公司之權益	—	—	(1,510)
出售附屬公司之部份權益	—	—	64,216
出售附屬公司	—	(134,363)	(45,471)
應佔出售一間共同控制公司權益所變現之商譽	—	—	19,474
收購少數股東權益	—	—	(44,116)
應佔酒店物業之重估盈餘	—	—	689
應佔附屬公司之除税後溢利	—	—	155,947
股息	—	—	(80,441)
滙兑調整	—	(335)	(291)
於二零零一年十二月三十一日	4,901,747	4,682,364	3,174,397

38. 綜合現金流量表之附註*(續)*

(c) 收購附屬公司

	二零零一年 千港元	二零零零年 千港元
購入資產淨值：		
固定資產	**599,339**	370,880
於一間共同控制公司之權益	**472**	—
於聯營公司之權益	**3,348**	—
長期投資	**—**	715
持作出售物業	**13,856**	—
存貨	**78,920**	58,240
應收帳項	**45,141**	39,725
預付款項、按金及其他應收款項	**46,321**	196,121
應收聯營公司	**65,240**	—
應收關連公司	**17,531**	—
現金及銀行存款	**492,787**	42,057
應付帳項	**(41,624)**	(25,823)
應繳稅項	**(76,783)**	(38,949)
應計負債及其他負債	**(137,023)**	(87,006)
應付共同控制公司	**(7,944)**	—
應付關連公司	**(2,588)**	—
銀行及其他貸款	**(352,456)**	(71,526)
其他長期負債	**(12,337)**	(724)
少數股東權益	**(237,349)**	(107,191)
淨資產	**494,851**	376,519
收購時產生之商譽	**69,425**	3,762
收購時產生之負商譽	**(78,812)**	—
	485,464	380,281
支付方式：		
現金	**485,464**	380,281

收購附屬公司所涉及現金及現金等價物流出淨額之分析如下：

	二零零一年 千港元	二零零零年 千港元
購入之現金及銀行存款	**492,787**	42,057
購入之銀行透支額	**(21,043)**	—
已付現金代價	**(485,464)**	(380,281)
收購附屬公司所涉及現金及現金等價物流出淨額	**(13,720)**	(338,224)

38. 綜合現金流量表之附註 *(續)*

(c) 收購附屬公司 *(續)*

於年內購入之附屬公司佔本集團經營現金流量淨額44,276,000港元、就投資回報淨額及融資費用繳付26,247,000港元、就稅項繳付6,072,000港元、運用42,318,000港元進行投資業務及貢獻71,093,000港元進行融資活動。

於年內購入之附屬公司為本集團之綜合營業額貢獻598,011,000港元，然而在年內產生除稅後但未計少數股東權益之淨虧損3,246,000港元。

有關二零零零年之現金流量，年內購入之附屬公司為本集團之經營現金流量淨額貢獻104,759,000港元、就投資回報淨額及融資費用支付2,032,000港元、運用61,291,000港元於投資業務及12,929,000港元作融資活動，但並無繳付重大稅項。

於上年度購入之附屬公司為本集團之綜合營業額貢獻141,262,000港元，但在該年內產生除稅後但未計少數股東權益之淨虧損15,328,000港元。

(d) 出售附屬公司

	二零零一年 千港元	二零零零年 千港元
出售淨資產：		
固定資產	266,561	—
存貨	1,436	—
應收帳項	4,099	—
預付款項、按金及其他應收款項	904	—
現金及銀行存款	30,199	—
應付帳項	(384)	—
應繳稅項	(19,570)	—
應計負債及其他負債	(104,581)	—
銀行及其他貸款	(134,363)	—
少數股東權益	(45,471)	—
淨資產	(1,170)	—
出售附屬公司所得之收益	35,504	—
	34,334	—
支付方式：		
附屬公司權益重新分類為聯營公司權益	10,851	—
於一間共同控制公司之權益	141,212	—
已出售之固定資產	(37,273)	—
已出售之按金及其他應收款項	(79,390)	—
現金	(1,066)	—
	34,334	—

38. 綜合現金流量表之附註 *(續)*

(d) 出售附屬公司 *(續)*

出售附屬公司所涉及現金及現金等價物流出淨額之分析如下：

	二零零一年 千港元	二零零零年 千港元
已出售現金及銀行存款	**(30,199)**	—
已付現金代價	**(1,066)**	—
出售附屬公司所涉及現金及現金等價物流出淨額	**(31,265)**	—

於年內出售之附屬公司佔本集團經營現金流量淨額1,711,000港元、就投資回報淨額及融資費用繳付4,049,000港元、運用35,792,000港元進行融資活動，但並無因稅項及投資業務而需動用大量現金。

於年內出售之附屬公司之業績對本集團本年度之綜合營業額及除稅後但未計少數股東權益之溢利並無重大影響。

(e) 主要非現金交易

本集團若干附屬公司之少數股東於截至二零零一年十二月三十一日止年度內以非流動資產29,675,000港元及非現金流動資產7,933,000港元之方式繳入資本。

於上年度，本集團若干附屬公司之少數股東以非流動資產150,875,000港元、非現金流動資產15,835,000港元、流動負債36,791,000港元及非流動負債44,086,000港元之方式繳入資本。

39. 或然負債

	本集團	
	二零零一年 千港元	二零零零年 千港元
就第三方獲授之銀行融資作出之擔保	**10,852**	8,905

於二零零一年十二月三十一日之發展中物業及持作出售物業分別包括人民幣122,800,000元及人民幣170,000,000元，此乃有關北京一項住宅物業發展項目(「物業項目」)之金額。本公司附屬公司北京宏業房地產開發公司(「宏業」)乃一項有關參與物業項目發展之協議之訂約方。根據該協議，宏業須分期支付總金額人民幣256,000,000元，以交換於物業項目落成後80,000平方米面積之自行佔用權。於該協議訂立後，在一九九七年三月十七日，由於物業項目遇上困難，若干北京政府機關將整項物業項目發展權轉予宏業。作為獲授發展權之回報，宏業同意承擔直接與物業項目有關之若干成本，而董事局估計其金額不會超過人民幣118,000,000元。於二零零一年十二月三十一日，上述成本已悉數支付。然而，在政府有關部門完成對物業項目檢查之前，成本的最終金額尚未能確定。

40. 經營租賃安排

(a) 作為出租人

本集團將其投資物業(財務報表附註14)根據經營租賃安排出租，租賃期由一年至二十四年不等。租賃條款一般要求租客支付保險按金。

於二零零一年十二月三十一日，根據不可撤銷經營租賃，本集團應收客戶於下列年度到期之最低租金：

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
一年內	**27,206**	18,743	**8,500**	—
第二至五年 (包括首尾兩年在內)	**48,606**	33,713	**8,500**	—
五年以後	**46,339**	52,155	**—**	—
	122,151	104,611	**17,000**	—

40. 經營租賃安排*(續)*

(b) 作為承租人

本集團根據經營租賃安排租用其辦公室物業，根據所訂條款，租賃年期由兩年至五十年不等。

於二零零一年十二月三十一日，根據不可撤銷經營租賃，本集團須於下列年期支付最低租金：

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元 *(重新列帳)*	**二零零一年 千港元**	二零零零年 千港元 *(重新列帳)*
一年內	**64,105**	55,406	**1,200**	3,600
第二至五年（包括首尾兩年在內）	**219,472**	193,221	—	1,200
五年以後	**705,477**	714,629	—	—
	989,054	963,256	**1,200**	4,800

於本年度，本集團於損益表內扣除關於北京酒店業務土地使用費之或然租金款項3,400,000港元（二零零零年：3,770,000港元）。釐定該等或然租金款項之基準載於財務報表附註43(n)內。

於本年度採納之會計實務準則第14號（經修訂）規定經營租賃之出租人披露根據不可撤銷經營租賃收取之最低租金數額，詳情載於上文附註(a)。以往並無規定是項披露。會計實務準則第14號（經修訂）亦規定經營租賃之承租人須披露最低經營租金數額，而並非如過往之規定，只披露未來一年之租金。因此，上文附註(b)所示本集團以承租人身份訂立之經營租賃之比較數字已經重列，以便符合本年度之呈報方式。

41. 資本承擔

除上文附註40(b)之經營租賃承擔外，本集團及本公司於結算日時有以下之資本承擔：

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
土地及樓宇：				
已批准但未訂約	**109,580**	72,982	—	—
已訂約但未撥備	**99,990**	58,012	—	—
	209,570	130,994	—	—
廠房及機器：				
已批准但未訂約	**45,322**	115,172	—	—
已訂約但未撥備	**42,555**	44,868	—	—
	87,877	160,040	—	—
向附屬公司及聯營公司繳入資本：				
已批准但未訂約	**72,197**	—	—	—
已訂約但未撥備	**94,315**	40,776	**76,294**	151,825
	166,512	40,776	**76,294**	151,825
資本承擔總額	**463,959**	331,810	**76,294**	151,825

42. 結算日後事項

下列重大事項於結算日後發生：

(i) 二零零二年三月六日，本公司已有條件同意簽立一項公司擔保，藉以擔保該等購買由本公司間接擁有之附屬公司 — 燕京啤酒公司所發行本金總額人民幣700,000,000元每份面值人民幣100元之五年期可換股債券之準投資者，可獲發還本金及相關利息(「該擔保」)。擁有燕京啤酒公司實益權益之燕京啤酒集團同意向本公司提供反彌償保證，在擔保額超出本公司於燕京啤酒公司55.45%有效股權而引致或然事件時，向本公司彌償。該擔保有待本公司股東於二零零二年四月十一日舉行之股東特別大會批准後，方會授出。

(ii) 二零零二年四月一日，三元已正式申請將股份在上海證券交易所上市。三元建議發行150,000,000股每股面值人民幣1.00元新股以供在中國認購，發行價待定。於本財務報表獲批准之日，上市程序仍在進行中。

43. 關連人士交易

除附註18、19及28所載之交易外，本集團於年內曾與關連人士進行下列重大交易：

公司名稱	交易性質	附註	二零零一年 千港元	二零零零年 千港元
最終控股公司				
京泰實業(集團)有限公司	租金收入	(a)	**3,170**	3,259
及其聯營公司	租金及有關費用	(a)	**4,459**	5,235
附屬公司之合資夥伴				
燕京啤酒集團	購買瓶身標籤	(b)	**38,577**	41,008
及其聯營公司	購買瓶蓋	(b)	**46,059**	44,340
	銷售啤酒	(p)	**1,417**	—
	已付罐裝服務費用	(c)	**18,052**	14,577
	已付綜合支援服務費用	(d)	**14,656**	13,191
	租地費用	(e)	**1,643**	1,643
	已付商標特許權費用	(f)	**15,236**	14,303
	減：退回20%之廣告補助	(f)	**(3,047)**	(2,861)
	退回市場推廣補助	(g)	—	20,997
	收購衡陽燕京之股本權益	(h)	—	159,558
	收購襄樊燕京之股本權益	(h)	—	63,586
北京三元集團公司	購入未加工牛奶	(i)	**198,009**	—
(「三元集團」)	墊款之利息收入	(j)	**4,629**	—
及其聯營公司	已付土地使用費	(k)	**2,261**	—
	購入三元華冠之股本權益	(l)	**21,225**	—
	購入奶製品生產廠房及相關資產及負債	(l)	**6,266**	—
	成立共同控制公司	(m)	**1,500**	—
北京市旅遊公司及其聯營公司	已付土地使用費	(n)	**3,400**	3,770
共同控制公司				
北京麥當勞	銷售廣東三元麥當勞食品有限公司(「廣東麥當勞」)	(o)	**92,780**	—
	股本權益銷售奶製品	(p)	**25,728**	—
南通王府井百貨有限責任公司	補償收入	(q)	—	2,143

43. 關連人士交易（續）

公司名稱	交易性質	附註	二零零一年 千港元	二零零零年 千港元
聯營公司				
北京國際交換系統有限公司	利息收入	(r)	**9,623**	5,800
萬博物業管理公司	租金收入	(a)	**2,166**	2,405

董事局認為，上述交易乃本集團於日常業務中進行。

附註：

(a) 有關租金乃參照租賃協議訂立時之公開市場租值釐定。

(b) 瓶身標籤及瓶蓋之購買價乃參照上年度協定之價格釐定，並每年參照上一年度北京之價格指數作出調整。

(c) 罐裝服務費用乃按相等於燕京啤酒集團所承擔罐裝服務成本加預先協定之利潤率之價格收取。

(d) 所付綜合支援服務費用包括下列各項：

— 保安及飯堂服務費，此乃根據上一年度之勞工、折舊及保養年費釐定，並每年參照北京之價格指數作出調整；及

— 有關燕京啤酒公司所用作為辦公室、飯堂及員工宿舍之物業之租金費用，乃參照有關協議訂立時之市場租值釐定。

(e) 租地費用乃按相互協定的數額每年人民幣1,744,000元收取。

(f) 商標特許權費用乃就使用「燕京」商標而支付，並按燕京啤酒公司之啤酒及礦泉水全年銷售額之1%釐定。燕京啤酒集團將退還向燕京啤酒公司所收取商標特許權費用之20%，供燕京啤酒公司用以發展及推廣「燕京」商標。

(g) 由燕京啤酒集團退回之市場推廣補助，乃根據燕京啤酒公司與燕京啤酒集團於二零零一年四月九日訂立之協議按相互協定的數額而作出，並參照本集團於截至二零零零年十二月三十一日止年度在推廣「燕京」品牌方面產生之市場推廣費用實際數額後而釐定。

(h) 就收購所付之代價乃按中國獨立估值師於一九九九年十二月三十一日作出之資產估值報告所評定之衡陽燕京與襄樊燕京資產淨值而釐定。

(i) 未經加工牛奶之購買價乃參照市場價格釐定。

(j) 來自三元集團之利息收入乃向三元集團提供墊款而收取之利息，該等墊款按借出時之市場利率計算利息。

(k) 截至二零零一年十二月三十一日止年度之土地使用費按相互協定的數額人民幣2,400,000元收取。

43. 關連人士交易 *(續)*

附註：(續)

(l) 代價乃按中國獨立估值師對三元 Hua Guan、奶製品生產廠房及相關資產及負債所評定之資產公允值而釐定。

(m) 本集團向共同控制公司之出資額乃按照本集團與三元集團及其他第三方所訂立之合營企業協議支付。

(n) 土地使用費乃按北京市建國飯店公司全年營業總額之3%釐定。

(o) 廣東麥當勞之股本權益以成本出售。

(p) 啤酒及奶製品之售價乃參照市場價格釐定。

(q) 上年度收取之補償收入乃相互協定之數額人民幣2,275,000元收取。

(r) 有關貸款之條款詳情載於財務報表附註19。

44. 比較數字

誠如財務報表附註2所述，由於本年度採納若干新訂及經修訂之會計實務準則，財務報表若干項目及結餘之會計處理以及呈報方式已經加以修訂，以便符合新規定。因此，財務報表已經作出若干前年度調整，而若干比較數字已重新分類，以便符合本年度之呈報方式。

45. 財務報表之批准

財務報表經董事局於二零零二年四月十日批准並准予刊行。

業績

	截至十二月三十一日止年度				
	一九九七年 千港元 *(附註a及b)*	一九九八年 千港元 *(附註b)*	一九九九年 千港元 *(附註b)*	二零零零年 千港元 *(附註b)*	**二零零一年 千港元**
營業額	3,370,694	3,396,578	3,823,713	5,212,882	**6,227,282**
經營溢利	962,516	446,499	488,489	534,651	**691,760**
應佔下列公司之盈虧：					
共同控制公司	(5,130)	(17,324)	(34,279)	7,330	**7,980**
聯營公司	141,658	242,607	202,957	192,052	**201,471**
除税前溢利	1,099,044	671,782	657,167	734,033	**901,211**
税項	(106,079)	(107,931)	(104,653)	(146,191)	**(167,736)**
未計少數股東權益之溢利	992,965	563,851	552,514	587,842	**733,475**
少數股東權益	(164,631)	(89,349)	(68,231)	(62,847)	**(155,947)**
股東應佔純利	828,334	474,502	484,283	524,995	**577,528**

資產及負債

	十二月三十一日				
	一九九七年 千港元 *(附註a及b)*	一九九八年 千港元 *(附註b)*	一九九九年 千港元 *(附註b)*	二零零零年 千港元 *(附註b)*	**二零零一年 千港元**
資產總值	9,567,260	11,888,739	14,161,957	15,302,836	**16,653,826**
負債總值	(2,153,947)	(3,819,820)	(5,682,952)	(5,918,598)	**(6,374,801)**
少數股東權益	(1,667,168)	(2,037,817)	(2,185,103)	(2,783,250)	**(3,174,397)**
資產淨值	5,746,145	6,031,102	6,293,902	6,600,988	**7,104,628**

附註：

(a) 截至一九九七年十二月三十一日止年度之業績乃按備考合併形式編製，猶如現行集團架構於上述年度已一直存在。

(b) 由於本集團於二零零一年採納有關擬派股息以及高速公路與相關建築物之大修成本撥備之會計政策之變動（詳情載於財務報表附註12及34），此等變動已用於追溯舊帳目，令財務報表之數字經重新列帳。

以下為本集團之主要投資及酒店物業、發展中物業及持作出售物業之詳情：

投資及酒店物業

位置	本集團應佔之物業權益百分比	用途	租約年期
中國北京市東城區 建國門外大街24號 京泰大廈二期 6樓、8至12樓 及17至18樓	100	商業	中期租約 二零四三年 十二月二十八日
中國 香港鰂魚涌 西灣臺18號 逸意居 第三座23樓A室	100	住宅	中期租約 二零三三年 十二月十八日
中國北京市東城區 建國門外大街 建國飯店	50.5	酒店業務	中期租約 二零三七年 四月六日
中國北京市延慶縣 媯水北街35號 八達嶺溫泉度假村酒店 第一、第二及第三期	75	酒店業務	中期租約 二零三六年 九月二十九日 至二零三八年 十二月三十日
中國北京市宣武區 廣外新居 東里4號 北京三元廣安賓館	74.77	酒店業務	中期租約 二零一八年 六月二十七日
中國北京市朝陽區 建國門外大街1號A 二樓部份及三樓全層	46.11	辦公室大廈	中期租約 二零四三年 十二月十五日
中國 香港新界葵涌 禾塘咀街31－39號 香港毛紡工業大廈 1103、1701、1704、1803及1903室	53.93	工業	中期租約 二零四七年 六月三十日

發展中物業

地點	預定用途	地盤面積 平方米	建築 樓面面積 平方米	落成 百分比	預計 竣工日期	本集團 應佔權益 之百分比
中國北京市 宣武區 右安門內大街72號 萬博苑小區 第7座	住宅	3,008	32,670	10	二零零三年十二月	50
中國北京市 東城區 新中街40號 元嘉國際公寓	住宅	2,500	35,000	10	二零零三年五月	56.08

持作出售物業

地點	用途	建築 樓面面積 平方米	本集團應佔 物業權益 之百分比
中國四川省 成都錦江區 總府路13號 成都王府井商城A座	酒店業務	74,600	35.07
中國北京市 宣武區 右安門內大街72號 萬博苑小區	住宅	148,000	50
中國北京市 昌平縣 十三陵水庫南 朝鳳山莊	住宅	19,100	50
中國北京市 海淀區 學院南路 灶君廟14號	住宅	7,000	74.77

持作出售物業 *(續)*

地點	用途	建築樓面面積平方米	本集團應佔物業權益之百分比
中國 香港新界葵涌 禾塘咀街31-39號 香港毛紡工業大廈 101－103、107、1501、1503、2001、2101及2103-2104室、私家車位上層第4、6、8、10-13、16、19-21及28號、地下貨車車位第2－8、12－14、16－25、27、29號及貨櫃車車位第30號，天台及外牆	工業	4,143	53.93

茲通告北京控股有限公司謹訂於二零零二年六月十三日星期四下午二時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓宴會廳C室召開本公司股東週年大會以討論下列事項：

1. 省覽截至二零零一年十二月三十一日止年度之經審核綜合財務報表及董事會報告及核數師報告；

2. 宣派末期股息；

3. 選舉董事，並授權董事會釐定董事之酬金；

4. 委任核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案：

   「**動議**

   (a) 無條件授予董事會一般性權力，在符合適用法例之情況下，於有關期間(定義見下文)行使本公司之一切權力，以購回其股份；

   (b) 根據上文(a)段之批准所購回之本公司股份面值總額，須不超過本公司於本決議案通過日期之已發行股本面值總額之10%，而上述批准須以此數額為限；及

   (c) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之日期：

      (i) 本公司下屆股東週年大會結束時；

      (ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日；及

      (iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」；

6. 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案：

   「**動議**

   (a) 無條件授予董事會一般性權力，於有關期間(定義見下文)行使本公司之一切權力，以發行、配發及處理本公司之額外股份、並訂立或授予或需在有關期間(定義見下文)內或結束後配發、發行或處理股份之售股建議、協議及優先認股權；惟除根據(i)配售新股(指本公司向於指定記錄日期之股東按其當時持股比例提出售股建議(惟董事會可按適用於本公司之任何地區之法律，或任何認可管制機構或任何證券交易所之規定而產生之限制或責任，就零碎股份作出認為必須或權宜

之豁免或其他安排))或(ii)當時所採納之任何優先認股計劃或類似安排，向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行股份或可認購本公司股份之權利或(iii)依照本公司細則實行之任何以股代息計劃或類似安排，以配發股份代替本公司股份之全部或部份股息外，所發行、配發、處理或同意有條件或無條件發行、配發或處理之額外股份面值總額，須不超過於本決議案通過日期本公司已發行股本面值總額之20%，而上述批准亦須受此數額限制；及

(b) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之日期：

(i) 本公司下屆股東週年大會結束時；

(ii) 本決議案授出之權力經由股東在股東大會通過普通決議案予以撤銷或修訂之日；及

(iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」；及

7. 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案：

「**動議**擴大根據上文第6項決議案授予本公司董事會之一般性權力，於當時可行使本公司之權力，以配發股份及訂立或授予或需行使該項權力之售股建議、協議及優先認股權，所擴大數額包括自根據本公司董事會行使本公司權力以購回該等股份而授出之一般性權力(見上文第5項決議案所述)以來，本公司所購回之本公司股本中股份面值總額；惟該數額須不超過本公司於本決議案通過日期已發行股本面值總額之10%。」。

承董事局命
公司秘書
譚振輝

香港，二零零二年四月十日

附註：

1. 本公司將由二零零二年六月十日(星期一)至二零零二年六月十三日(星期四)(首尾兩天包括在內)暫停辦理本公司股份過戶登記手續。為確定合資格獲派發建議之截至二零零一年十二月三十一日止年度末期股息及出席股東特別大會，所有過戶文件連同有關之股票及過戶表格，務須於二零零二年六月七日(星期五)下午四時前送達本公司之股份過戶登記處登捷時有限公司，地址為香港中環夏慤道10號和記大廈4樓，辦理股份過戶登記手續。

2. 凡有資格出席上述大會並於會上投票之股東，均有權委派一位或以上代表出席，並於票選時代其投票。受委代表毋須為本公司股東。惟若委派超過一名受委代表，則委任書上須列明每位受委代表所代表股份數目及類別。

3. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或該等授權書或授權文件經由公證人簽署證明之副本最遲須於大會指定舉行時間前48小時一併交回香港中環夏慤道10號和記大廈4樓本公司之股份過戶登記處登捷時有限公司，方為有效。

4. 載有關於上述第5至第7項決議案其他詳情之說明文件將於短期內連同二零零一年年報一併寄予各股東。

強健穩定的盈利基礎

高附加值的管理文化

持續盈利增長

嚴謹並具透明度的企業監管

在所經營的主要業務中具有持續的領導地位

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED



年度報告書

2001